FXCM

FXCM LISTED NYSE



ANNUAL REPORT 2011

Dear Fellow Shareholder,

2011 was another year of solid advancement for FXCM. Closing our first full year as a publicly traded company I'm proud to say that FXCM had growth across all key metrics, including revenues, equity, volumes and accounts.

The Recap:

Entering 2011 we were fully aware of some challenges the firm and industry would face due to tightened regulation, reduced leverage in key markets including the U.S. and Japan, as well as some unforeseen obstacles such as the loss of our white label partnership with DBFX, the collapse of MF Global another white label partner, and the ever changing economic environment around the world causing market uncertainty and volatility.

However, despite the challenges above, FXCM faired 2011 very well with an increase of 15% in revenues. I give credit to the resilience of our agency execution model, our global presence, and the ability to translate that presence into accretive acquisition, continued organic growth, and additional white label partnerships.

In 2011 FXCM closed two Japanese acquisitions, GCI and Foreland Forex, adding a combined $300 billion in volume from Japan alone. FXCM also signed multiple white label agreements with top tier brokers, who will offer FXCM's No Dealing Desk forex execution to a broader range of clients in the United Kingdom, France, Turkey, Spain, Portugal, Hong Kong and Korea.

With regards to our institutional business, an often forgotten yet essential, department at FXCM, FXCM Pro now has over 400 hedge funds, banks and other intuitional clients, both trading FX and our new offering of FX options. While our Pro division has grown over the years, we look to see continued development through competitive pricing and multiple platform offerings. During 2011 FXCM Pro finished the IT development behind a new internal platform to be rolled out to clients in the second half of 2012 that will reduce external costs as well as reduce dependency on outside IT vendors.

I feel that as a company we followed the road map I set out in 2010 regarding the companies strict and smart acquisition methods, delivering increased key metrics throughout the year, initiating and then extending a share repurchase program, and four quarters of shareholder dividends.

The Outlook:

2012 is shaping up to be another positive year for FXCM. We will continue to look for strategic acquisition opportunities, and signing additional white label partnerships, both which help grow our business globally.

2012 is the year FXCM redefines forex trading around the world. We believe in our products and continue to put monetary resources necessary to provide the top trading platform and educational tools that our clients are looking for. With multiple platform offerings, including, desktop, web, mobile and tablet applications for our flagship platform the FXCM Trading Station along with offering the well known MT4 platform with FXCM's NDD forex execution FXCM is positioned to satisfy all traders needs.

With the announcement of a white label partnership with one of the largest equity brokers in the U.S. and many more in the pipeline, I see this as a direct correlation of FXCM's reputation as a strong company, superior technology provider, and great business partner.

To FXCM's customers and partners, I would like to extend a warm thank you for your continued support. To our employees, without your devotion and hard work day in and day out, we couldn't be the company we are today. And on behalf of the entire FXCM community I'd like to thank our shareholders for believing in our business model and company's perseverance.

Our goal for 2012 is to continue to grow revenues, expand market share, both organically and through partnerships and acquisitions, as well as to continue to return capital to our shareholders through appreciated company value, dividends, and stock repurchases.

Sincerely,

Drew Niv

Chairman and Chief Executive

Financial and Performance Highlights 2011

FXCM Inc. Statement of Financial Condition Dec. 31, 2011

ASSETS	
Current assets	
Cash and cash equivalents	$184.7
Cash and cash equivalents, held for customers	1,047.0
Other current assets	27.3
Total current assets	1,259.0
Office, communication, and computer equipment, net	39.7
Intangible assets and goodwill, net	80.7
Other assets	107.8
TOTAL ASSETS	**$1,487.1**

Growth in Revenues, Equity, Volumes and Clients



Revenues
$360.3
$412.6
2010
2011



Client Equity
$641
$1,047
2010
2011



Retail Volume
$3,178
$3,775
2010
2011



Inst Volume
$751
$1,171
2010
2011



Active Accts
136,427
163,094
2010
2011

FXCM Holdings LLC

FXCM LLC Holding Units

Not listed; Exchangeable into one share of Inc Stock

57,981,000 Units

FXCM Inc Class A Common Stock

Listed and Traded on NYSE

14,899,391 Shares

72,880,391 - Total Shares Outstanding (Fully Exchanged) as of December 31, 2011



1-Month CVIX
Q2/10 Q3/10 Q4/10 Q1/11 Q2/11 Q3/11 Q4/11



Retail $ / Million
$104
$100
$95
$100
$93
$98
Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011



DARTs
302,438
317,658
309,777
350,349
438,599
423,413
Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011



Volume by Region ($ Billion)
$776
$836
$822
$938
$1,042
$972
310
310
348
451
461
459
Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011
Asia EMEA US ROW

FXCM Fast Facts

FXCM Inc. (NYSE: FXCM) is a global, online provider of foreign exchange (forex) trading and related services to retail and institutional customers world-wide.

Founded in 1999 and headquartered in New York, NY, FXCM has operating subsidiaries regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions, including Italy, France, Germany, and Greece), Hong Kong, Japan, and Australia.

The Platform:

Our retail trading platform, FXCM Trading Station, has become the source for accurate pricing and world class services. For FXCM, the ability for a trader to trust a broker is vital. So at the heart of our offering is No Dealing Desk forex execution. Clients benefit from FXCM's large network of forex liquidity providers, enabling FXCM to offer competitive spreads on major currency pairs. Clients have the advantage of mobile trading, one-click order execution, and trading from real-time charts. All of this is delivered via an easy-to-use interface, making it a great solution for both new and experienced traders. FXCM has also enhanced its mobile offering and recently made Trading Station available as an app for iPad and Android tablets, allowing traders to trade FX through another emerging medium. The free application incorporates all the major functions of the FXCM desktop and web-based platform functionalities, and includes live executable exchange rates for over 56 currency pairs, chart indicators, interactive charts, real-time news feeds and articles from DailyFX.



- Differentiated agency model that aligns our interests with our customers' interests, produces a better customer trading experience, generates more stable revenues, and exposes us to less market, regulatory, and reputational risk
- FXCM offers customers access to over-the-counter forex markets through a proprietary technology platform
- FXCM's platform presents its forex customers with the best price quotations on up to 56 currency pairs from over 15 liquidity providers Expanded presence in Europe, Australia, and Asia—large markets for retail forex trading

What is NDD?

Our Best Bid/Offer Engine selects the best buy price and the best sell price, from our pool of market makers, creating the best spread available. For over 90% of our volume we receive prices from at least 10 market makers. Next, FXCM automatically adds a markup to either side, typically about 1 pip on major currency pairs. This markup is how FXCM makes money, not the client's profit or loss on their trade. The best spread plus markup is shown to our clients on their trading screens as a tradable price.

DailyFX
Daily FOREX Market News and Analysis

Free News and Research: DailyFX, FXCM's free news and research website, delivers up-to-date analysis of the fundamental and technical influences driving the currency and commodity markets.

- Free Currency Rates
- Free Live News Feed
- Mobile Updates
- Live Trading Events
- Speak with an Analyst 24 Hours a Day

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number 001-34986

FXCM Inc.

(Exact name of registrant as specified in its charter)

Delaware	27-3268672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 Water Street, New York, NY 10041
(Address of principal executive offices) (Zip Code)

(646) 432-2986
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $168,167,054.

As of March 12, 2012, there were 19,918,834 million outstanding shares of the registrant's Class A Common Stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to its 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10 – 14 of this Form 10-K.

Table of Contents

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Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section "Risk Factors" in Item 1A of this Report. Additional risk factors may be described from time to time in our future filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

FXCM Inc. is a holding company that was incorporated as a Delaware corporation on August 10, 2010 and its sole asset is a controlling equity interest in FXCM Holdings, LLC. Unless the context suggests otherwise, references in this report to "FXCM," the "Company," "we," "us" and "our" refer (1) prior to the December 2010 initial public offering ("IPO") of the Class A common stock of FXCM Inc. and related transactions, to FXCM Holdings, LLC and its consolidated subsidiaries and (2) after our IPO and related transactions, to FXCM Inc. and its consolidated subsidiaries.

PART I

Item 1. Business

Overview

We are an online provider of foreign exchange ("FX") trading and related services to approximately 163,094 active retail customers globally. We offer our customers access to over-the-counter ("OTC") FX markets through our proprietary technology platform. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a "currency pair". Our platform presents our FX customers with the best price quotations on up to 56 currency pairs from up to 25 global banks, financial institutions and market makers, or FX market makers, which we believe provides our customers with an efficient and cost-effective way to trade FX. We utilize what is referred to as agency execution or an agency model. When our customer executes a trade on the best price quotation offered by our FX market makers, we act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. We earn trading fees and commissions by adding a markup to the price provided by the FX market makers and generate our trading revenues based on the volume of transactions and the spread earned on transactions, not trading profits or losses. In addition to trading fees and commissions, we also earn other forms of revenue such as fees earned from: arrangements with other financial institutions to provide platform, back office and trade execution services, trading in contract-for-difference ("CFDs"), trading in equities and equity options, payments for order flow, FX market prices and other various ancillary FX related services and joint ventures.

Our agency model is fundamental to our core business philosophy because we believe that it aligns our interests with those of our customers, reduces our risks and provides distinct advantages over the principal model used by the majority of retail FX brokers. In the principal model, the retail FX broker sets the price it presents to the customer and may maintain its trading position if it believes the price may move in its favor and against the customer. We believe this creates an inherent conflict between the interests of the customer and those of the principal model broker. Principal model brokers' revenues typically consist primarily of trading gains or losses and are more affected by market volatility than those of brokers utilizing the agency model.

We operate our business through two segments: retail trading and institutional trading. Our retail trading segment accounted for 87.5% of our total revenues in 2011. Our institutional trading segment, FXCM Pro, offers FX trading services to banks, hedge funds and other institutional customers on an agency model basis and accounted for 7.0% of our total revenues in 2011. For financial information regarding our segments, see Note 21 to our consolidated financial statements in "Item 8. Financial Statements and Supplementary Data".

Our operating subsidiaries are regulated in a number of jurisdictions, including, but not limited to, the United States ("U.S."), the United Kingdom ("U.K.", where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong, Australia and Japan. We maintain offices in these jurisdictions, among others. We offer our trading software in 17 languages, produce FX research and content in 14 languages and provide customer support in 14 languages. For the year ended December 31, 2011, approximately 89% of our customer trading volume was derived from customers residing outside the United States. We believe our global footprint provides us with access to emerging markets, diversifies our risk from regional economic conditions and allows us to draw our employees from a broad pool of talent.

Acquisitions

In May 2010, we signed a stock purchase agreement to acquire ODL Group Limited ("ODL"), a broker of retail FX, CFDs, spread betting and equity options headquartered in the U.K. The transaction was consummated on October 1, 2010. As consideration we provided for $2.2 million in cash, and we issued to ODL shareholders a 5.25% equity interest in FXCM Holdings, LLC.

Our acquisition of ODL was intended to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL's relationships and sales force.

On March 31, 2011, we signed a share purchase agreement, through our wholly owned subsidiary, ODL Japan Co., Ltd. ("ODL Japan"), to acquire the retail FX business of GCI Capital Co., Ltd. ("GCI") for $5 million net of cash received, subject to certain adjustments. As consideration for this acquisition, we provided approximately $15.7 million in cash. GCI and ODL Japan merged on June 8, 2011 to ultimately form FXCM Japan Securities Co. Ltd. ("FXCMJ").

On October 7, 2011, we signed a share purchase agreement through our wholly owned subsidiary, FXCMJ, to acquire 100% of the issued shares of Japanese FX broker, Foreland Forex Co., Ltd. ("Foreland"). As consideration for this acquisition, we provided approximately $37.7 million in cash.

The acquisitions of FXCMJ and Foreland were designed to increase our profile in the Japanese market and accelerate our growth in Asia, utilizing FXCMJ and Foreland's relationships and sales force.

Our Products and Services

We offer three types of accounts, each designed for a particular type of retail FX trader. For those new to FX trading, we offer Micro accounts which enable new traders to open accounts with as little as $25 and trade in very small lot sizes. Our Standard accounts are designed for the majority of our traders and generally require an opening deposit of $2,000. Our Active Trader accounts are designed for experienced, high volume traders and generally require an opening deposit of $50,000 or trading volume of at least $10 million per month.

We also offer trading in a growing number of instruments. While some customers may choose a retail FX broker based on the breadth of products they offer, we limit the products we offer to those that meet our risk, regulatory and technology criteria. If an instrument cannot be traded on an agency model now or moved to an agency model with reasonable effort and within a reasonable period of time, we will not offer it.

Spot FX Pairs

We offer spot FX trading in over 56 currency pairs. Of these pairs, our most popular seven currency pairs represent over 78% of all trading volume, with the EUR/USD currency pair being the most popular, representing over 41% of our trading volume in 2011. We add new currencies to our list provided they meet our risk and regulatory standards. We do not allow trading in currencies from nations that have prohibitions on the trading of their own currency.

Contract-for-Difference

We offer our non-U.S. customers the ability to trade CFDs, which are agreements to exchange the difference in value of a particular asset such as a stock index or oil or gold contract, between the time at which a contract is opened and the time at which it is closed. Our CFD offerings, which we began offering in September 2009, currently include contracts for metals, energy and stock indices, and for the year ended December 31, 2011, CFD trading constituted approximately 11% of total trading volume. We will continue to introduce new products as permitted by applicable laws and regulations. Due to U.S. regulatory requirements, we do not and our affiliates do not trade or offer CFDs in the United States or to U.S. residents. CFD trading is offered through our Trading Station II and Meta Trader 4 products similar to our currency pairs. As our FX market makers cannot process agency model trades for CFDs, these products are not offered on an agency basis. We stream the best bid and offer to customers, but we do not offset each trade automatically. However, we use future contracts to hedge CFD positions on a net basis.

Spread Betting

We offer spread betting trading to our U.K. customers, which is where customers take a position against the value of an underlying financial instrument moving either upwards or downwards in the market. Customers can make spread betting trades on FX pairs, stock indices, gold, silver and oil. For the year ended December 31, 2011, spread betting constituted approximately 2% of total trading volume.

Equities and Equity Options

We now offer our customers equity and equity option trading through ODL. ODL offers customers outside of the United States the ability to trade equities and options on U.K., continental Europe and U.S. markets. They are offered using an ODL platform which integrates proprietary as well as third party software that connects to third party data providers, clearing firms and other market participants.

Equities and equity options offered and sold through ODL, as a regulated broker dealer in the U.K., will, if traded in the primary market, be offered and sold pursuant to Regulation S. Trading in equities and equity options for and with customers in the secondary market will be carried out by ODL in compliance with applicable rules and regulations of the Financial Services Authority and other applicable law.

These products do not currently represent a material source of revenue for us.

Our Trading Systems

We offer a number of trading systems, all of which are supported by our sophisticated, proprietary technology infrastructure. Our technology tracks the balances, positions, profits and losses and margin levels for all account holders in real time. The back office system's real time margin-watcher feature automatically closes out open positions if a customer's account is at risk of going into a negative balance as a result of a trading position losing value and reaching the minimum margin threshold. These features ensure that the customers cannot lose more than what they deposited into their account.

Trading Station II (TSII) is our proprietary flagship technology platform. Over 237,000, trades a day were placed using TSII for the year ended December 31, 2011. TSII has been named FX Week's "Best Retail Trading Platform" for 2009 and 2010. TSII combines power and functionality and is accessible through a user-friendly interface. TSII is designed to serve the needs of our retail FX customers, but also offers advanced functionalities often used by professional money managers and our institutional customers. TSII is a Windows-based platform with a wide variety of customization options for users to choose from including a choice of 17 languages. The platform provides an advanced chart offering called Marketscope which offers a wide array of customization features, technical analysis indicators, signal and alert functionality, as well as the ability to place trades directly from the chart. We grant many of our white labels a limited, non-exclusive, nontransferable, cost free license to use TSII to facilitate trading volume and increase trading fees and commissions.

Active Trader Platform, also a proprietary technology platform, was built and designed for our higher volume customers. The platform is web-based, making it easily and quickly accessible by users without requiring a download. The platform features most of the same capabilities as the TSII platform but also adds the ability to display up to 10 tiers of market depth information. While TSII streams the best bid and best offer from our FX market makers to the customer, our Active Trader Platform displays not only the best bid and best offer but also the next nine bids and offers. Our customers can use this information to determine where market liquidity is heavier and therefore which direction the more immediate moves may likely be. This market depth information is similar to Level II information displayed on the more professionally geared equity trading systems, but is not common for retail FX. At present, we do not license rights or have any white label arrangements which include licenses to use our Active Trader Platform.

Meta Trader 4 (MT4) is a third-party platform built and maintained by MetaQuotes Software Corp, and we have licensed the rights to offer it to our customer base. MT4 has a loyal and global user group and the platform caters towards customers with automated trading systems that they have either developed themselves or have purchased from other developers. Our MT4 platform utilizes all the features of our back office system and order execution logic that are provided to users of our proprietary technology platforms. We have integrated MT4 into the same pricing engine as TSII, enabling its users to get the same pricing and execution.

FXCM Pro is our institutional level FX offering that allows banks, hedge funds, professional money managers and other such entities to trade anonymously, similar to an Electronic Communications Network. We currently license the technology platform for FXCM Pro from Currenex. Our added value comes from connecting institutional customers to our top tier FX market makers to gain access to preferred pricing. Customers using FXCM Pro can both take and make prices on the platform. We earn revenue through markups on those prices and/or commissions charged to the customer.

Other Platforms

Our *Trading Station Web* is similar to TSII but is web-based. The Browser based platform allows customers to access their account from any computer without installing any additional programs. Trading Station Web is also easy to use and has most of the customization options of the Trading Station.

Strategy Trader is a platform that provides an alternative to customers who prefer to automate trading strategies that they have either built themselves or bought from other developers. Strategy Trader users will have the ability to code and share C#-based trading systems and run them automatically through the platform.

Mirror Trader Platform, formerly FX System Selector, is a platform that allows customers to scan and review dozens of pre-programmed and pre-filtered trading systems and over 1,000 automated strategies. Customers can then select the systems that match their trading and risk preferences and apply them to their trading account. Mirror Trader Platform is an ideal option for customers that follow general market trends but may not prefer to execute trades themselves.

We also offer mobile platforms for multiple mobile devices, including Blackberry® and the iPhone®/iTouch®. These platforms include a majority of the functionality found on the TSII and allow customers to log in and trade anywhere in the world.

Sales and Marketing

Our sales and marketing strategy focuses on three diverse customer acquisition channels to expand our customer base.

Direct Marketing Channel

Our direct marketing channel, through which we seek to attract new customers is our most important marketing channel. In executing our direct marketing strategy, we use a mix of online, television and radio advertising, search engine marketing, email marketing, educational FX expos and strategic public and media relations, all of which are aimed at driving prospective customers to our web properties, DailyFX.com and fxcm.com. In those jurisdictions in which we are not regulated by governmental bodies and/or self-regulatory organizations, however, we are generally restricted from utilizing our direct marketing channel. See "Business — Regulation."

While our platform is available in 17 languages and we have websites available in 15 languages, the majority of our direct marketing efforts have historically been focused on North America, our home market, and Asia, due to its high rate of growth. In the last two years, we have focused on expanding our global footprint by opening new international offices in Europe as well as the Middle East and supporting this expansion with marketing campaigns. An international office provides us many benefits, including the ability to hold in-person seminars, a location for customers to visit, the ability to accept deposits at a regional bank and native speakers performing sales and support. Currently, we maintain sales offices in the United States, the United Kingdom, France, Germany, Italy, Greece, Hong Kong, Japan and Australia.

The primary objective of our marketing is to encourage prospective customers to register for free trading accounts or tradable accounts. Free registered practice trading accounts or "demo" accounts are our principal lead generation tool. We believe the demo account serves as an educational tool, providing prospective customers with the opportunity to try FX trading in a risk-free environment, without committing any capital. Additionally, it allows prospective customers to evaluate our technology platform, tools and services. The demo account is identical to the platform used by our active trading customers, including the availability of live real-time streaming quotes. However, trades are not actually executed with our FX market makers.

During the trial period for the demo account, we provide customers with information about our firm's advantages, educational resources and trading tools. To complement these efforts, a team of Series 3 licensed sales representatives contact prospective customers by telephone to provide individualized assistance.

Indirect Marketing Channels

Our second marketing channel is our indirect channel that utilizes a network of referring brokers. Referring brokers are third parties that advertise and sell our services in exchange for performance-based compensation. Many referring brokers offer services that are complementary to our brokerage offering, such as trading education and automated trading software. While referring brokers are not permitted to use our name in their advertising, accounts originating from referring brokers are legally opened with a FXCM-owned entity. In most cases, the sales function is performed by the referring broker and customer service is provided by our staff.

Our white label channel is the smallest of three new customer acquisition channels. We enable regulated financial institutions to offer retail FX trading services to its customers using one or more of the following services: (1) our technology; (2) our sales and support staff or (3) our access to liquidity. White labels can add value to our core offering through increased positive name recognition on a regional or global scale and access to a large existing customer base. Customer accounts are opened directly with the white label, who has responsibility for regulatory oversight.

Institutional sales and marketing

FXCM Pro is targeted at institutional customers, principally banks, hedge funds, corporate treasury departments and commodity trading advisors. These customers trade using a variety of tools. Some trade directly on the FXCM Pro system, using its graphic user interface. Most, however, trade using automated systems that receive price streams from FXCM Pro, as well as other institutional FX providers such as banks and ECNs. The sales process involves identifying a customer, receiving credit approval from one of our prime brokers, signing them to a contract and then connecting them to our network. Our revenues are principally determined by the number of trades where we provided the customer with the price and execution size they desired.

We service this customer base with a small experienced institutional sales force located in our New York, London and Hong Kong offices. As the customer base is much smaller compared to that in our retail marketplace, we are able to provide customized service and attention to each account. The institutional sales force is compensated on a commission basis.

Marketing expertise

We believe that our in-house marketing organization provides us with a competitive advantage. We do not rely on outside marketing agencies to provide services because our marketing team acts as an in-house agency. Our marketing team handles functions such as creative, media buying, price-per-click advertising, website development, email and database marketing, and corporate communications. Many of these staff members have been with FXCM for multiple years and have developed an internal knowledge base at FXCM that would probably not otherwise be available. This expertise has enabled us to assemble a tightly integrated digital marketing platform which encompasses our CRM (salesforce.com), Trading Back Office, Ad Serving, and Website Analytics. As a result, we can calculate the value of any media purchase with a high level of precision on a cost per lead and cost per account basis. We believe this analysis enables us to make intelligent media buying decisions.

Customer Service

We provide customer service 24 hours a day, seven days a week in English, handling customer inquiries via telephone, email and online chat. To provide efficient service to our growing customer base, we have segmented our customer demographic into three main categories.

- New to FX: We cater to new customers seeking to open accounts by providing low barrier account minimums and in-depth educational resources on the FX market. We believe that education is an important factor for new customers, and we have a team dedicated to educate our customers about the fundamentals of FX trading, application of technical analysis to FX and the use of risk management. We offer online videos for educating new customers on the FX market. In addition, we have a dedicated staff of instructors who conduct live webinars and answer questions posted by customers in forums.
- Experienced Customers: We offer our experienced customers value-added resources and trading functionality. DailyFX Plus is a proprietary secure portal that provides trading signals and high touch education. As many experienced customers are technical traders, we also provide them with the ability to trade directly from the charts.
- High Volume/Algorithmic Trading: In 2009, we formed our Active Trader sales group which caters to active customers with large account balances. Active Trader customers can receive price incentives for trading higher volumes. High volume, automated trading has increased in popularity in the FX market. We have a dedicated programming services team that can code automated trading strategies on behalf of customers. Additionally, we offer multiple automated programming interfaces that allow customers with automated trading systems to connect to our execution system.

We utilize tools that allow prospective and existing customers to contact us through an online chat feature which allows our sales and support staff to engage multiple customers at once. In addition to live support, we are introducing more self-service tools to customers to decrease inbound requests into our customer service team, enabling them to focus more on pro-active customer communication, including education and product upgrades. We believe this will lead to increased deposits and higher customer retention rates.

Our retail sales and customer service teams are not compensated on a commission basis. All customers receive the same level of service, regardless of the FXCM representative. We believe this is a key differentiator for us compared to other retail FX firms that employ commission based sales forces who may not be motivated to provide support to smaller customers.

Technology and Infrastructure

Proprietary technology platform

Our FX technology platform has been designed using proprietary technologies to deliver high standards in performance, flexibility and reliability. Our platform can be divided into three main groups: front-end technology platforms and trading decision support tools, agency model technology platform and back office applications for account management, operations, reporting and reconciliation processes.

We believe that our technology and infrastructure platform provides us with a competitive advantage and enables us to provide innovative solutions to our customers and partners. As examples, we introduced the concept of real-time rebate calculation for referring brokers and automation of basic operations and account management routines to reduce processing time.

Scalability

Our agency model system has been designed to meet the demands of our growing customer base with a focus on speed, accuracy and reliability. Within our network, we process orders in under 2 milliseconds during peak load periods, and have processed over 1,700 orders per second during volatile market conditions, 340 times our average volume over the last two years. We believe our current platform has the capacity of scale to meet our growth expectations for the foreseeable future.

Reliability and Availability

Our hardware infrastructure is hosted at collocation facilities run by Equinix and DBSi. The two datacenters, located in New Jersey and Pennsylvania are over 90 miles apart, on separate power grids and separate fiber connectivity. Each facility has N+1 (or greater) uninterruptible power supply systems, generator systems, public utility power feeds, cooling systems, internet providers and private network providers. Locations on the eastern coast of the United States were chosen to achieve both optimal networking latency to price providers and required geographic distance separation.

Applications, servers, network, storage devices, power and temperature are monitored 24 hours a day, seven days a week by support personnel through a combination of industry standard monitoring and alerting tools, including SolarWinds, Nagios, Cacti and FlowMon. Custom written applets and scripts are used to report key resource usage in near real-time.

Personnel are distributed across five major office locations with key operations, such as dealing, customer support and technology support, staffed at multiple locations. Each office location utilizes redundant network connections to access datacenter resources.

Security

Data security is of critical importance to us. We use industry standard products and practices throughout our facilities. We have strict policies and procedures with a minimal set of employees retaining access to customer data. Physical security at our datacenters is handled by security staff present 24 hours a day, seven days a week. In addition, we use biometric and card access systems, video surveillance, and "man traps" which refers to a small space having two sets of interlocking doors such that the first set of doors must close before the second set opens and also requires identification for each door. Physical access at our corporate headquarters is also handled by a security staff that is present 24 hours a day, seven days a week, as well as turnstiles and card access systems.

Our systems and policies are tested annually for Payment Card Industry ("PCI") compliance. Additionally, we engaged a public accounting firm to perform an audit of our internal controls and issue a SSAE 16 audit report.

Business Continuity/Disaster Recovery

We have established a business continuity management team to prepare and maintain business continuity plans and procedures designed to ensure a prompt recovery following the loss or partial loss of any of our infrastructure, systems or locations. Our recovery plans are tested on a regular basis in order to verify their effectiveness. Plans are maintained and updated based upon results of the tests and as business needs change.

Risk management

From 1999 through July 2007, we utilized the principal model, setting the prices we displayed and serving as the sole counterparty to our customers' trades. In 2005, discussions with certain of our customers and regulators led us to believe that an agency model has significant advantages over the principal model. We believed that if we remained a principal model broker, we would be required to take on increasing amounts of market risk and would require increasing amounts of capital in order to achieve our growth objectives. Therefore, we commenced building an agency model platform, which required a significant investment in technology, as well as the cooperation of several of our market makers who were required to change their systems to accommodate our new trading model. We began moving customers onto agency execution in November of 2006, and in July 2007, completed the transition. We have continued to invest in our agency platform, adding additional FX market makers, improving execution and adding features to enhance the trading experience of our customers.

Converting to an agency model is one example of our core business philosophy to reduce risks. We believe that this is also evident in:

- our list of products, which is principally limited to those we are now, or can soon be, trading using our agency model;
- our margin monitoring technology, which reduces the risk that customers trading on margin could lose more than they deposit by checking our customers' margins on every price update and account update;
- our network of multiple FX market makers and prime brokers, which we believe reduces our counterparty risk in the event one of our business partners fails; and
- our commitment to strong internal compliance procedures and compliance organization staffing, which we believe reduces our operational risk.

We believe our approach to risk management not only protects us from potential losses but also delivers financial benefits. As we do not hold positions on agency trades, we do not have to use our balance sheet to manage market risk or to meet the larger regulatory capital requirements that accompany those risks. This allows us instead to use our capital to:

- enhance our global technology platform which services over 163,094 active accounts from customers in 190 countries;
- introduce new products at an accelerated pace;
- enhance our global brand through digital marketing campaigns developed by our in-house marketing organization; and
- selectively acquire other retail FX brokers.

Agency execution represented approximately 86% of our retail trading volume in 2011. All Standard and Active Trader account trading is done on an agency model basis. Prior to August 2010, our FX market makers did not accept trade lot sizes smaller than $1,000, the size of some trades executed by our Micro accounts. Although we always offered the best buy and sell quotes from our FX market makers to all accounts regardless of size, we did not immediately offset certain Micro account trades with our FX market makers. For these transactions, we acted as the principal to the trade. Starting in August 2010, all Micro account FX trades, regardless of size, are executed on an agency basis. Similarly, market makers for CFDs are not yet capable of processing orders in sizes required for agency execution. We currently act as the principal on all CFD trades. We are working with our network of market makers with the goal of moving our CFD volume to agency model execution.

For our agency trades, we are not subject to market risk as every trade is hedged immediately at the market price offered to our customer. For the remainder of our volume for which we do not create an offsetting hedge trade automatically, we are exposed to a degree of risk on each trade that the market price of our position will move against us. While our exposure is minimal relative to the size of our balance sheet, we have established policies and procedures to manage our exposure. These policies are reviewed regularly by our executive management team and include quantitative analyses by currency pair, as well as assessment of a range of market inputs, including trade size, dealing rate, customer margin and market liquidity. For example, we have a policy that places a binding limit on the size of our open exposure to protect us against market risk. To date, we have not had a situation where our exposure exceeded our limits. Our risk management procedures require monitoring risk exposure on a continuous basis and determining appropriate hedging strategies in order to maximize revenue and minimize risk.

Our FX trading operations require a commitment of our capital and involve risk of loss due to the potential failure of our customers to perform their obligations under these transactions. In order to minimize the incidence of a customer's losses exceeding the amount of cash in their account, which we refer to as negative equity, we require that each trade must be collateralized in accordance with our collateral risk management policies. Each customer is required to have minimum funds in their account for opening positions, referred to as the initial margin, and for maintaining positions, referred to as maintenance margin, depending on the currency pair being traded. Margin requirements are expressed as a percentage of the customer's total position in that currency, and the customer's total margin requirement is based on the aggregated margin requirement across all of the positions that a customer holds at any time. Each net position in a particular currency pair is margined separately. Because we do not net across different currency pairs, we believe we produce a fairly conservative margin policy. Our systems automatically monitor each customer's margin requirements in real-time and we confirm that each of our customers has sufficient cash collateral in their account before we execute their trades. If at any point in time a customer's trading position does not comply with the applicable margin requirement because our predetermined liquidation thresholds have been exceeded, the position will be automatically liquidated in accordance with our margin policies and procedures documented in our customer agreement. We believe this policy protects both us and the customer. We believe that as a result of implementing real-time margining and liquidation processing, the incidence of customer negative equity has been insignificant.

We are also exposed to potential credit risk arising from our exposure to counterparties with which we hedge and financial institutions with whom we deposit cash. By transacting with several of the largest global financial institutions, we have limited our exposure to any one institution. In the event that our access to one or more financial institutions becomes limited, our ability to hedge may be impaired.

Relationships with wholesale FX market makers and prime brokers

Our global network of FX market makers includes global banks, financial institutions and market makers.

These liquidity relationships are legally formed pursuant to agreements, such as International Swaps and Derivatives Association ("ISDA"), form agreements which are signed with each financial institution. These standardized agreements are widely used in the interbank market for establishing credit relationships and are typically customized to meet the unique needs of each liquidity relationship. Each ISDA agreement outlines the products supported along with indicative bid/offer spreads and margin requirements for each product. We have had a number of key liquidity relationships in place for over five years and as such we believe we have developed a strong track record of meeting and exceeding the requirements associated with each relationship. However, our FX market makers have no obligation to continue to provide liquidity to us and may terminate our arrangements with them at any time. We currently have effective ISDA agreements and other applicable agreements.

In addition to the multiple direct relationships we have established with FX market makers pursuant to the ISDA agreements, we have also entered into prime brokerage agreements with Citibank ("Citi") and Deutsche Bank for our retail trading, and Citi and Royal Bank of Scotland for our FXCM Pro institutional business, which we believe allow us to maximize our credit relationships and activities while improving efficiency. As our prime broker, these firms operate as central hubs through which we transact with our FX market makers. Our prime brokers allow us to source liquidity from a variety of executing dealers, even though we maintain a credit relationship, place collateral, and settle with a single entity, the prime broker. We depend on the services of these prime brokers to assist in providing us access to liquidity through our wholesale FX market makers. In return for paying a modest prime brokerage fee, we are able to aggregate our trading exposures, thereby reducing our transaction costs and increasing the efficiency of the capital we are required to post as collateral. Our prime brokerage agreements may be terminated at any time by either us or the prime broker upon complying with certain notice requirements. We are also obligated to indemnify our prime brokers for certain losses they may incur.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties and rigorously control access to proprietary technology. Currently, we do not have any pending or issued patents.

We use the following service marks that have been registered or for which we have applied for registration with the U.S. Patent and Trademark Office: Forex Capital Markets (registered service mark), FXCMPRO (registered service mark), FXCM (registered service mark) and StrategyTrader (pending service mark).

Competition

The retail FX trading market is fragmented and highly competitive. Our competitors in the retail market can be grouped into several broad categories based on size, business model, product offerings, target customers and geographic scope of operations. Competition in the institutional market can be grouped by type, technology and provider.

<u>U.S. based retail FX brokers</u>: In the U.S. market, our primary competitors are Gain Capital Holdings Inc., Global Futures & FX, LLC and OANDA Corporation. They are well capitalized, have their own technology platforms and are recognizable brands. However, all of these firms operate using the principal model. We also compete with smaller retail FX brokers such as FXDirectDealer, LLC, InterbankFX, LLC, MB Trading and FX Solutions. These firms, to date, have not been our core competitors due to their smaller size, technology and marketing limitations. With the exception of InterbankFX, all of these firms operate using the principal model.

<u>International multi-product trading firms</u>: Outside the United States we compete with firms such as Saxo Bank, CMC Group, IG Group Holdings plc and City Index Limited. Other than Saxo Bank, the international firms tend to focus on CFDs and spread betting.

<u>Other online trading firms</u>: To a lesser degree, we compete with traditional online equity brokers, OptionsXpress Holdings, Inc., E*TRADE Financial Corp., TD Ameritrade, TradeStation and Interactive Brokers. These firms generally tend to focus on listed products and may already, or will in the future, provide retail FX principally as a complementary offering. With the exception of Interactive Brokers, the firms in this category that have entered the FX market have generally done so through a relationship with a retail FX broker who specializes in FX.

<u>International banks and other financial institutions with significant FX operations</u>: We also compete with international banks that have announced or launched retail FX operations. Financial institutions generally choose to enter into a joint venture with an independent retail currency firm in lieu of building a retail operation.

<u>Competition in institutional market</u>: In the institutional market that our FXCM Pro segment competes, we face competition from three principal sources. We compete with other multi-bank ECNs such as State Street Banks' Currenex, Knight Capital's Hotspot FX and ICAP's EBS. We also compete with single bank platforms such as Deutsche Bank's Autobahn, Barclays' Barx and Citi's Velocity. The third source of competition are desktop aggregators, including Progress Software's Apama, Flextrade and Integral.

We attribute our competitive success to the quality of the service we offer our customers and their confidence in our agency business model and strong financial condition. We believe that our expertise in product innovation, trading technology and international scale will allow us to continue to compete globally as we expand our presence in existing markets and enter new ones.

Regulation

Overview

Our business and industry are highly regulated. Our operating subsidiaries are regulated in a number of jurisdictions, including the U.S., the U.K., Hong Kong, Australia and Japan.

In the United States, we are primarily regulated by the SEC, the New York Stock Exchange ("NYSE"), the Commodities Futures Trading Commission, ("CFTC"), and the National Futures Association, ("NFA"). These regulatory bodies are charged with safeguarding the integrity of the markets. The CFTC and the NFA specifically target the FX and futures markets and protect the interests of customers participating in those markets.

Outside the United States, we are regulated by, among others; the Financial Services Authority in the United Kingdom ("FSA"); the Securities and Futures Commission in Hong Kong ("SFC"); the Australian Securities and Investment Commission in Australia ("ASIC"); the Kanto Local Finance Bureau ("KLFB")and the Financial Services Agency in Japan ("JFSA"). In addition, certain of our branch offices in Europe, while subject to local regulators, are regulated by the FSA with respect to, among other things, FX, CFDs and net capital requirements. In any foreign jurisdiction in which we operate, there is a possibility that a regulatory authority could assert jurisdiction over our activities and seek to subject us to the laws, rules and regulations of that jurisdiction. The laws, rules and regulations of each foreign jurisdiction differ. In the jurisdictions where we have the most foreign customers, we may be either licensed or registered or believe we are exempt from licensing or registration due to our limited conduct, lack of solicitation in those jurisdictions, and/or other factors. In any jurisdiction where we are relying on an exemption from registration, there remains the risk that we could be required to register, and therefore, be subject to regulation and enforcement action or, in the alternative, to reduce or terminate our activities in these jurisdictions.

Patriot Act

As required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, we have established comprehensive anti-money laundering and customer identification procedures, designated an anti-money laundering compliance officer, trained our employees and retained an independent audit of our program. There are significant criminal and civil penalties that can be imposed for violations of the Patriot Act.

Net Capital Requirements

Certain of our subsidiaries are subject to jurisdictional specific minimum net capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, net capital requirements require that at least a minimum specified amount of a regulated entity's assets be kept in relatively liquid form, usually cash or cash equivalents. Net capital is generally defined as net worth, assets minus liabilities, plus qualifying subordinated borrowings and discretionary liabilities, and less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively other assets.

If a firm fails to maintain the minimum required net capital, its regulator and the self-regulatory organization may suspend or revoke its registration and ultimately could require its liquidation. The net capital requirements may prohibit payment of dividends, redemption of stock, prepayment of subordinated indebtedness and issuance of any unsecured advance or loan to a stockholder, employee or affiliate, if the payment would reduce the firm's net capital below minimum required levels.

Regulators in the United States, including the CFTC and the NFA, continue to evaluate and modify regulatory capital requirements in response to market events in an effort to improve the stability of the international financial system. As of December 31, 2011, on a separate company basis, we were required to maintain approximately $71.1 million of minimum capital in the aggregate across all jurisdictions and approximately $26.7 million of minimum capital in the aggregate for our U.S. entity. As such, as of December 31, 2011, we had approximately $114.3 million of excess adjusted net capital over this required regulated capital in all jurisdictions and $0.4 in our U.S. entity.

For further information regarding the risks associated with the regulation of our business and industry, please see "Item 1A. Risk Factors", beginning on page 13 of this Annual Report.

Employees

As of December 31, 2011, we had a total of 793 full-time employees and 75 full-time contractors, 480 of which were based in the United States and 313 of which were based outside the United States. We have assembled what we believe is a highly talented group of employees many of whom have been with the firm since our founding. We believe our culture promotes a strong sense of loyalty, customer focus and high ethical standards. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Available Information

Our website address is *http://www.fxcm.com.* The content on our website is available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Annual Report, unless expressly noted. We file reports with the SEC, which we make available on the Investor Relations section of our website free of charge. These reports include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. We also make, or will make, available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by officers and directors under Section 16(a) of that Act.

Item 1A. Risk Factors

An investment in our securities involves risk and uncertainties. The risks and uncertainties set forth below are those that we currently believe may materially and adversely affect us, our future business or results of operations, or investments in our securities. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also materially and adversely affect us, our future business or results of operations, or investments in our securities.

Risks Related to Our Business

The FX market has only recently become accessible to retail investors and, accordingly, we have a limited operating history upon which to evaluate our performance.

The FX market has only recently become accessible to retail investors. Prior to 1996, retail investors generally did not directly trade in the FX market, and we believe most current retail FX traders only recently viewed currency trading as a practical alternative investment class. Our FX trading operations were launched in 1999, at which time we began offering FX trading services domestically and internationally. Accordingly, we have a limited operating history in a relatively new international retail FX trading market upon which you can evaluate our prospects and future performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

Our revenue and profitability are influenced by trading volume and currency volatility, which are directly impacted by domestic and international market and economic conditions that are beyond our control.

In the past few years, there has been significant disruption and volatility in the global financial markets and economic conditions, and many countries, including the United States, have been in an economic slowdown. Our revenue is influenced by the general level of trading activity in the FX market. Our revenue and operating results may vary significantly from period to period due primarily to movements and trends in the world's currency markets and to fluctuations in trading levels. We have generally experienced greater trading volume and higher revenue in periods of volatile currency markets. In the event we experience lower levels of currency volatility, our revenue and profitability will likely be negatively affected.

On average for the year ended December 31, 2011, volatility in the foreign currency market was moderate, continuing a trend that had started in April 2009 and continued in May and November 2010 when volatility increased in response to the Greek and Irish debt crises, respectively. Volatility continued in 2011, particularly due to the Japanese earthquake in the beginning of 2011 as well as currency market intervention by Japanese monetary authorities. Additionally, the continued European debt crisis throughout 2011, particularly August and September 2011, were periods of elevated volatility in the foreign currency markets, which resulted in an increase in volumes and retail and institutional revenues. However, significant swings in market volatility can also result in increased customer trading losses, higher turnover and reduced trading volume. It is difficult to predict volatility and its effects in the FX market.

Like other financial services firms, our business and profitability are directly affected by factors that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the financial strength of market participants, legislative and regulatory changes, changes in the markets in which such transactions occur, changes in how such transactions are processed and disruptions due to terrorism, war or extreme weather events. Any one or more of these factors, or other factors, may adversely affect our business and results of operations and cash flows. A weakness in equity markets, such as the current economic slowdown causing a reduction in trading volume in U.S. or foreign securities and derivatives, could result in reduced trading activity in the FX market and therefore could have a material adverse effect on our business, financial condition and results of operations and cash flows. As a result, period to period comparisons of our operating results may not be meaningful and our future operating results may be subject to significant fluctuations or declines.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

We are dependent on our risk management policies and the adherence to such policies by our trading staff. Our policies, procedures and practices are used to identify, monitor and control a variety of risks, including risks related to human error, customer defaults, market movements, fraud and money-laundering. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical changes in market prices. Our risk management methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. In addition, we may elect to adjust our risk management policies to allow for an increase in risk tolerance, which could expose us to the risk of greater losses. Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. These methods may not protect us against all risks or may protect us less than anticipated, in which case our business, financial condition and results of operations and cash flows may be materially adversely affected.

We depend on our proprietary technology. Any disruption or corruption of our proprietary technology or our inability to maintain technological superiority in our industry could have a material adverse effect on our business, financial condition and results of operations and cash flows. We may experience failures while developing our proprietary technology.

We rely on our proprietary technology to receive and properly process internal and external data. Any disruption for any reason in the proper functioning, or any corruption, of our software or erroneous or corrupted data may cause us to make erroneous trades, accept customers from jurisdictions where we do not possess the proper licenses, authorizations or permits, or require us to suspend our services and could have a material adverse effect on our business, financial condition and results of operations and cash flows. For example, our technology platform includes a real time margin-watcher feature to ensure that open positions are automatically closed out if a customer becomes at risk of going into a negative balance on his or her account. Any disruption or corruption of this feature would subject us to the risk that amounts owed to us by such customer exceed the collateral in such customer's account, and our policy is generally not to pursue claims for negative equity against our customers.

In order to remain competitive, we need to continuously develop and redesign our proprietary technology. In doing so, there is an ongoing risk that failures may occur and result in service interruptions or other negative consequences, such as slower quote aggregation, slower trade execution, erroneous trades, or mistaken risk management information.

Our success in the past has largely been attributable to our proprietary technology that has taken us many years to develop. We believe our proprietary technology has provided us with a competitive advantage relative to many FX market participants. If our competitors develop more advanced technologies, we may be required to devote substantial resources to the development of more advanced technology to remain competitive. The FX market is characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. We may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies, and as such, may not remain competitive in the future.

System failures could cause interruptions in our services or decreases in the responsiveness of our services which could harm our business.

If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer service and customer satisfaction. Our ability to facilitate transactions successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have fully redundant capabilities. While we currently maintain a disaster recovery plan ("DRP"), which is intended to minimize service interruptions and secure data integrity, our DRP may not work effectively during an emergency. Any system failure that causes an interruption in our services, decreases the responsiveness of our services or affects access to our services could impair our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties. We also rigorously control access to our proprietary technology. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services, as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis and our profitability may be materially adversely affected.

We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us. Failure to comply with the rapidly evolving laws and regulations governing our FX and other businesses may result in regulatory agencies taking action against us and significant legal expenses in defending ourselves, which could adversely affect our revenues and the way we conduct our business.

We are regulated by governmental bodies and/or self-regulatory organizations in a number of jurisdictions, including the U.S., the U.K., Hong Kong, Australia and Japan. We are also exposed to substantial risks of liability under federal and state securities laws, federal commodity futures laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the Federal Reserve and state securities regulators.

Many of the regulations we are governed by are intended to protect the public, our customers and the integrity of the markets, and not necessarily our shareholders. Substantially all of our operations involving the execution and clearing of transactions in foreign currencies, CFDs, gold and silver and securities are conducted through subsidiaries that are regulated by governmental bodies or self-regulatory organizations. In the United States, we are principally regulated by the CFTC and the NFA. We are also regulated in all regions by applicable regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the FSA in the U.K., the SFC, the ASIC, the KLFB and the JFSA. In addition, certain of our branch offices in Europe, while subject to local regulators, are regulated by the FSA with respect to, among other things, FX, CFDs and net capital requirements. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations. Among other things, we are subject to regulation with regard to:

- our sales practices, including our interaction with and solicitation of customers and our marketing activities;

- the custody, control and safeguarding of our customers' assets;
- account statements, record-keeping and retention;
- maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;
- making regular financial and other reports to regulators;
- anti-money laundering practices;
- licensing for our operating subsidiaries and our employees;
- the conduct of our directors, officers, employees and affiliates; and
- supervision of our business.

Compliance with these regulations is complicated, time consuming and expensive. Even minor, inadvertent irregularities can potentially give rise to claims that applicable laws and regulations have been violated. Failure to comply with all potentially applicable laws and regulations could lead to fines and other penalties which could adversely affect our revenues and our ability to conduct our business as planned. In addition, we could incur significant legal expenses in defending ourselves against and resolving actions or investigations by such regulatory agencies.

We accept customers from many jurisdictions in a manner which we believe does not require local registration, licensing or authorization. As a result, our growth may be limited by future restrictions in these jurisdictions and we remain at risk that we may be exposed to civil or criminal penalties or be required to cease operations if we are found to be operating in jurisdictions without the proper license or authorization or if we become subject to regulation by local government bodies.

Trading volume for 2011 with customers resident in jurisdictions in which we or our agents are not licensed or authorized by governmental bodies and/or self-regulatory organizations was, in the aggregate, approximately 48% of our total customer trading volume. We seek to deal with customers resident in foreign jurisdictions in a manner which does not breach any local laws or regulations where they are resident or require local registration, licensing or authorization from local governmental or regulatory bodies or self-regulatory organizations. We determine the nature and extent of services we can provide and the manner in which we conduct our business with customers resident in foreign jurisdictions based on a variety of factors.

In jurisdictions where we are not licensed or authorized, we are generally restricted from direct marketing to retail investors including the operation of a website specifically targeted to investors in a particular foreign jurisdiction. This restriction may limit our ability to grow our business in such jurisdictions or may result in increased overhead costs or lower service quality to customers in such jurisdictions. Accordingly, we currently have only a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until legal and regulatory barriers to international firms in certain of those markets are modified. Existing and future legal and regulatory requirements and restrictions may adversely impact our international expansion on an ongoing basis and we may not be able to successfully develop our business in a number of markets, including emerging markets, as we currently plan.

We consult with local counsel in jurisdictions where our total retail trading volume per jurisdiction is greater than 1%. In the aggregate, these jurisdictions represent approximately 81% of our total retail customer trading volume. We consult with local counsel in these jurisdictions for advice regarding whether we are operating in compliance with local laws and regulations (including whether we are required to be licensed or authorized) or, in some cases where licensing or authorization requirements could be read to be applicable to foreign dealers without a local presence, whether such requirements are generally not enforced. We generally do not consult with local counsel in jurisdictions where the total retail trading volume per jurisdiction is less than 1%. These jurisdictions represent approximately 19% of our total trading volume in the aggregate. In these jurisdictions that each have less than 1% of our total trading volume, we are accordingly exposed to the risk that we may be found to be operating in jurisdictions without required licenses or authorizations or without being in compliance with local legal or regulatory requirements. Furthermore, where we have taken legal advice we are exposed to the risk that our legal and regulatory analysis is subsequently determined by a local regulatory agency or other authority to be incorrect and that we have not been in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change, including a circumstance where laws or regulations or licensing or authorization requirements that previously were not enforced become subject to enforcement. In any of these circumstances, we may be subject to sanctions, fines and restrictions on our business or other civil or criminal penalties and our contracts with customers may be void or unenforceable, which could lead to losses relating to restitution of client funds or principal risk on open positions. Any such action in one jurisdiction could also trigger similar actions in other jurisdictions. We may also be required to cease the conduct of our business with customers in any such jurisdiction and/or we may determine that compliance with the laws or licensing, authorization or other regulatory requirements for continuance of the business are too onerous to justify making the necessary changes to continue that business. In addition, any such event could impact our relationship with the regulators or self-regulatory organizations in the jurisdictions where we are subject to regulation, including our regulatory compliance or authorizations. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable legal requirements, guidelines or regulations, our financial condition and results of operations, and our reputation and ability to engage in business, may be materially adversely affected.

We periodically evaluate our activities in relation to jurisdictions in which we are not currently regulated by governmental bodies and/or self-regulatory organizations on an ongoing basis. This evaluation may involve speaking with regulators, local counsel and referring brokers or white labels (firms that offer our trading services to their clients under their own brand name in exchange for a revenue sharing arrangement with us) operating in any such jurisdiction and reviewing published regulatory guidance and examining the licenses that any competing firms may have. As a result of these evaluations we may determine to alter our business practices in order to comply with legal or regulatory developments in such jurisdictions and, at any given time, are generally in various stages of updating our business practices in relation to various jurisdictions. For example, in 2010, we received a request from the JFSA, the regulatory authority responsible for the regulation of FX trading in Japan, that we submit a plan for coming into compliance with JFSA requirements with respect to transacting business with Japanese retail customers who register to trade with foreign entities not regulated by the JFSA. Accordingly, we submitted a plan to the JFSA to transfer our Japanese retail customers registered with any of our subsidiaries to our subsidiary, FXCMJ, which is also regulated with the KLFB in Japan. As of December 31, 2011, no Japanese clients are trading directly with an FXCM entity other than FXCMJ. In Canada, the securities and derivatives industry is governed locally by provincial or territorial legislation, and there is no national regulator. The regulation of FX products differs from province to province and territory to territory. For example, the provincial laws of British Columbia would require us to register as an investment dealer to offer our trading services directly. We previously conducted our business in British Columbia through an affiliate that was a registered exchange contract dealer with the British Columbia Securities Commission. We currently conduct our business in British Columbia through an arrangement with a registered investment dealer in Canada. In other provinces and territories in Canada, where we conduct the bulk of our Canadian business, we have historically provided our services directly from our U.S. facilities, without registering as a dealer in Canada. We are aware that local regulators in certain Canadian provinces and territories have begun to determine that FX trading services must be carried out through a registered investment dealer. Accordingly, we have entered an agreement with a registered investment dealer to address these regulatory developments.

As a result of these, among other potential future changes in our business practices in certain jurisdictions, customers may decide to transact their business with a different FX broker, which may adversely affect our revenue and profitability. We may also be subject to enforcement actions and penalties by the regulatory authorities of those jurisdictions or be subject to customer claims.

We conduct our business within a heavily regulated environment and may be exposed to increased compliance costs or may be restricted from entering new markets as a result of extensive regulatory requirements.

The cost of compliance with international regulations may adversely increase our costs, affect our revenue and impede our ability to expand internationally. Since we operate our business internationally, we are subject to regulations in many different countries in which we operate. If we are required to comply with new regulations or new or different interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected, or the cost of compliance may make it difficult to expand into new international markets, or we may be liable for additional costs, which may be substantial.

Servicing customers via the internet may require us to comply with the laws and regulations of each country in which we are deemed to conduct business. Failure to comply with such laws may negatively impact our financial results.

Since our services are available over the internet in foreign countries and we have customers residing in foreign countries, foreign jurisdictions may require us to qualify to do business in their country. We believe that the number of our customers residing outside of the United States will increase over time. We are required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to internet services available to their citizens from service providers located elsewhere. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our failure to comply with regulatory requirements could subject us to sanctions and could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Many of the laws and regulations by which we are governed grant regulators broad powers to investigate and enforce compliance with their rules and regulations and to impose penalties and other sanctions for non-compliance. Our ability to comply with all applicable laws and regulations is dependent in large part on our internal compliance function as well as our ability to attract and retain qualified compliance personnel, which we may not be able to do. If a regulator finds that we have failed to comply with applicable rules and regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including, in some cases, increased reporting requirements or other undertakings, revocation of our operating licenses or criminal conviction. In 2007, the NFA filed a complaint against us and our chief executive officer alleging, among other things, that we were using deficient promotional material, had not established and implemented an adequate anti-money laundering program and failed to supervise the firm's operations. As part of the settlement that resulted in the action being terminated, we neither admitted nor denied the allegations in the complaint and paid a fine of $175,000. Any disciplinary action taken against us could result in negative publicity, potential litigation, remediation costs and loss of customers which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

In August 2011, Forex Capital Markets, LLC ("FXCM US") entered into a settlement with the NFA. The settlement terms principally pertain to FXCM's practice concerning the execution of price improvements or "positive slippage" in its trading execution system prior to August 2010. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations to pay a fine of $2 million to the NFA and to provide restitution to the affected clients.

In October 2011, FXCM US entered into a settlement with the CFTC. The settlement principally addressed allegations regarding FXCM US's failure to monitor and maintain its trading systems prior to August 2010. FXCM US had previously settled with the NFA for allegations regarding mainly the same underlying issues. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations, to pay a fine of $6 million to the CFTC and to provide restitution to the affected clients. See "Item 3. Legal Proceedings" for further information.

A similar or related enforcement action may be brought against us, which could adversely affect our revenues and our ability to conduct our business as planned.

The regulatory environment in which we operate is subject to continual change. Changes in the regulatory environment could have a material adverse effect on our business, financial condition and results of operations and cash flows.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes in our industry. The financial services industry in general has been subject to increasing regulatory oversight in recent years. The governmental bodies and self-regulatory organizations that regulate our business have proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable. For example, a regulatory body may reduce the levels of leverage we are allowed to offer to our customers, which may adversely impact our business, financial condition and results of operations and cash flows. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

For example, in August 2010, the CFTC released final rules relating to retail FX regarding, among other things, registration, disclosure, recordkeeping, financial reporting, minimum capital and other operational standards. Most significantly the regulations:

- impose an initial minimum security deposit amount of 2% of the notional value for major currency pairs and 5% of the notional value for all other retail FX transactions and provide that the NFA will designate which currencies are "major currencies" and review, at least annually, major currency designations and security deposit requirements and adjust such designations and requirements as necessary in light of changes in the volatility of currencies and other economic and market factors;
- provide that referring brokers must either meet the minimum net capital requirements applicable to futures and commodity options referring brokers or enter into a guarantee agreement with a CFTC-regulated FX dealer member, along with a requirement that such referring broker may be a party to only one guarantee agreement at a time;
- require that the risk disclosure statement provided to every retail FX customer include disclosure of the number of non-discretionary accounts maintained by the futures commission merchant ("FCM"), or retail foreign exchange dealer ("RFED"), that were profitable and those that were not during the four most recent calendar quarters;
- require us to ensure that our customers resident in the United States have accounts with our NFA-registered operating entity;
- require that FCMs and RFEDs are obligated when re-quoting prices to do so in a symmetrical fashion so that the re-quoted prices do not represent an increase in the spread from the initially quoted prices, regardless of the direction the market moves; and
- prohibit the making of guarantees against loss to retail FX customers by FCMs, RFEDs and referring brokers and require that FCMs, RFEDs and referring brokers provide retail FX customers with enhanced written disclosure statements that, among other things, inform customers of the risk of loss.

In response to the requirement that our customers resident in the United States maintain trading accounts only with our CFTC-registered operating subsidiary, we have migrated all consenting U.S. resident customer accounts established with our foreign affiliates to our CFTC-regulated operating subsidiary. All other U.S. resident accounts not established with our CFTC-regulated operating subsidiary have been locked from trading pending further instructions from the account holders. However, in order to permit us to comply with the rules of the FSA regarding the transfer of client accounts, the process of migrating U.S. resident customer accounts held by our FSA-regulated operating subsidiary in the U.K. was not completed until October 29, 2010, eleven calendar days following the date on which the new regulations became effective. As a result, the CFTC imposed a fine of $140,000 on Forex Capital Markets Limited, one our FSA-regulated operating subsidiaries in the U.K. To date, there have been no other related fines or penalties and do not expect any such fines or penalties to have a material adverse effect on our business, financial condition or results of operation.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, ("Dodd-Frank Act"), enacted in July 2010 will have broad effects on the derivatives markets generally. For example, this new law may affect the ability of FX market makers to do business or affect the prices and terms on which such market makers will do business with us. The Dodd-Frank Act may also affect the structure, size, depth and liquidity of the FX markets generally. These effects may adversely impact our ability to provide FX transactions to our customers and could have a material adverse affect on our business and profitability.

In the European Union ("EU"), new laws have been proposed to regulate OTC derivatives. These proposals would, among other things, require mandatory central clearing of some derivatives, higher collateral requirements, and higher capital charges for bilaterally cleared OTC derivatives. These proposals are still at the consultation stage and detailed legislative proposals have not yet been published. Accordingly, it is difficult to ascertain what impact these proposals, once adopted, will have on our business, financial condition and results of operations and cash flows. If the products that we trade become subject to mandatory central clearing, exchange trading, higher collateral requirements or higher capital charges, this may have an impact upon the economics of our business and thus have a material adverse effect on our business, financial condition and results of operations and cash flows.

Regulators in the EU have also proposed stringent regulation of remuneration practices, including proposals to require 50% of variable remuneration to be paid in the form of shares or similar capital requirements, 40% to 60% of variable remuneration to be deferred, bonuses to be proportionate to fixed salary, and up-front cash bonuses to be capped at 20% of the total bonus (30% for particularly large bonuses). The U.K.'s FSA has introduced its own proposals to widen the application of its Remuneration Code to all firms subject to the Capital Requirements Directive and to include certain quantitative restrictions on bonuses in line with the European Union's proposals. These proposals, if adopted, may constrain our ability to operate certain remuneration practices in relation to our operations in the U.K. and elsewhere in Europe.

In addition, the ASIC is considering new regulations which would limit any inappropriate advertising by the industry, provide disclosure benchmarks for over-the-counter CFD providers, and devise a policy on customer suitability.

Additionally, the JFSA announced in August 2010 that maximum leverage for Japanese customers would be reduced from 100-to-l to 50-to-1, and then announced a further reduction from 50-to-l to 25-to-1, effective August 2011. The impact of these regulations may diminish trading volume of our customers in Japan which can affect our revenue and profitability.

In Korea, the Financial Services Commission and the Financial Supervisory Services announced that, as of March 2012, FX traders would be limited to 10-to-1 leverage, down from 20-to-1, and down from 50-to-1 in September 2009.

These and other future regulatory changes could have a material adverse effect on our business and profitability and the FX industry as a whole.

In addition, the regulatory enforcement environment has created uncertainty with respect to certain practices or types of transactions that, in the past, were considered permissible and appropriate among financial services firms, but that later have been called into question or with respect to which additional regulatory requirements have been imposed. Legal or regulatory uncertainty and additional regulatory requirements could adversely affect our business.

We are required to maintain high levels of regulatory capital, which could constrain our growth and subject us to regulatory sanctions.

The CFTC, NFA and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our operating subsidiaries that conduct our spot foreign exchange, CFDs, including contracts for gold, silver, oil and stock indices and securities business. As of December 31, 2011, on a separate company basis, we were required to maintain approximately $71.1 million of minimum net capital in the aggregate across all jurisdictions, representing a $18.4 million increase from our minimum net capital requirement at December 31, 2010. Regulators continue to evaluate and modify minimum capital requirements from time to time in response to market events and to improve the stability of the international financial system. For example, in 2010, the FSA increased our capital requirements in the

U.K. and may do so again in the future. Additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

The Basel Committee on Banking Supervision has proposed a new regime for regulatory capital and liquidity, known as Basel III. The majority of these proposals were issued on December 16, 2010. The proposals include more restricted definitions of what counts as eligible regulatory capital, liquidity standards, and reform of counterparty credit risk rules. On July 20, 2011, the European Commission published its proposals for the implementation of Basel III capital requirements into EU law through the Capital Requirements Regulation and Directive (known as CRD IV). It is proposed that this legislation will enter into force on January 1, 2013 and will be gradually brought into force, applying in full from January 1, 2019.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we will need to increase our regulatory capital in order to expand our operations and increase our revenue, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could limit our ability to pay dividends or make other distributions on our shares and, in some cases, could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and to report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital could result in severe sanctions, including fines, censure, restrictions on our ability to conduct business and revocation of our registrations. The imposition of one or more of these sanctions could ultimately lead to our liquidation, or the liquidation of one or more of our subsidiaries.

Procedures and requirements of the Patriot Act and similar laws may expose us to significant costs or penalties.

As a financial services firm, we and our subsidiaries are subject to laws and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, that require that we know our customers and monitor transactions for suspicious financial activities. The cost of complying with the Patriot Act and related laws and regulations is significant. We face the risk that our policies, procedures, technology and personnel directed toward complying with the Patriot Act and similar laws and regulations are insufficient and that we could be subject to significant criminal and civil penalties or reputational damage due to noncompliance. Such penalties and subsequent remediation costs could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Due to the evolving nature of financial regulations in certain jurisdictions of the world, our operations may be disrupted if a regulatory authority deems them inappropriate and requires us to comply with additional regulatory requirements.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes affecting our industry. The financial services industry in general has been subject to increasing regulatory oversight in various jurisdictions throughout the world. We have benefited from recent regulatory liberalization in several emerging markets in developing regions enabling us to increase our presence in those markets. Our ability to continue to expand our presence in these regions, however, will depend to a large extent upon continued evolution of the regulatory environment in these several markets, and there is no assurance that favorable regulatory trends will continue. Moreover, we currently have only a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms in certain of those markets are modified. Consequently, our recent success in various regions may not continue or we may not be able to develop our business in emerging markets as we currently plan. To the extent current activities are deemed inappropriate, we may incur a disruption in services offered to current customers as we are forced to comply with additional regulations.

Attrition of customer accounts and failure to attract new accounts could have a material adverse effect on our business, financial condition and results of operations and cash flows. Even if we do attract new customers, we may fail to attract the customers in a cost-effective manner, which could materially adversely affect our profitability and growth.

Our customer base is primarily comprised of individual retail customers. Although we offer products and tailored services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we are unable to maintain or increase our customer retention rates or generate a substantial number of new customers in a cost-effective manner, our business, financial condition, results of operations and comprehensive income and cash flows would likely be adversely affected. For the year ended December 31, 2011, we incurred advertising and marketing expenses of $34.9 million. Although we have spent significant financial resources on advertising and marketing expenses and plan to continue to do so, these efforts may not be a cost-effective way to attract new customers. In particular, we believe that while rates for desirable advertising and marketing placements, including online, search engine, print and television advertising fell in 2008, 2009 and 2010 due to the overall economic slow-down, those rates began to increase in 2011 and are likely to increase in the foreseeable future. As a result, we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments, which may raise our customer acquisition costs. Additionally, our advertising and marketing methods are subject to regulation by the CFTC and NFA. The rules and regulations of these organizations impose specific limitations on our sales methods, advertising and marketing. If we do not achieve our advertising objectives, our profitability and growth may be materially adversely affected.

We are subject to litigation risk which could adversely affect our reputation, business, financial condition and results of operations and cash flows.

Many aspects of our business involve risks that expose us to liability under U.S. federal and state laws, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes over trade terms with customers and other market participants, customer losses resulting from system delay or failure and customer claims that we or our employees executed unauthorized transactions, made materially false or misleading statements or lost or diverted customer assets in our custody. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation for our previous operations that may be deemed to have violated applicable rules and regulations in various jurisdictions.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms have been increasing, particularly in the current environment of heightened scrutiny of financial institutions. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied customers may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

Litigation may also arise from disputes over the exercise of our rights with respect to customer accounts. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts as we deem reasonably necessary for our protection, our exercise of these rights may lead to claims by customers that we did so improperly.

Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our customers, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

Please see "Item 3. Legal Proceedings" beginning on page 37 of this Annual Report for a description of pending material legal proceedings we are currently involved in.

We may be subject to customer litigation, financial losses, regulatory sanctions and harm to our reputation as a result of employee misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Our employees could execute unauthorized transactions for our customers, use customer assets improperly or without authorization, carry out improper activities on behalf of customers or use confidential customer or company information for personal or other improper purposes, as well as misrecord or otherwise try to hide improper activities from us.

In addition, employee errors, including mistakes in executing, recording or reporting transactions for customers, may cause us to enter into transactions that customers disavow and refuse to settle. Employee errors expose us to the risk of material losses until the errors are detected and the transactions are reversed. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

Misconduct by our employees or former employees could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It may not be possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

Misconduct by employees of our customers can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that an employee of our customer was not authorized to undertake certain transactions. Dissatisfied customers can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions.

Any restriction in the availability of credit cards as a payment option for our customers could adversely affect our business, financial condition and results of operations and cash flows.

We currently allow our customers to use credit cards to fund their accounts with us. There is a risk that in the future, new regulations or credit card issuing institutions may restrict the use of credit and debit cards as a means to fund accounts used to trade in investment products. Deposits from credit cards represented less than 20% of total cash deposits in 2011. The elimination or a reduction in the availability of credit cards as a means to fund customer accounts, particularly for our customers residing outside the United States, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our customer accounts may be vulnerable to identity theft and credit card fraud.

Credit card issuers have adopted credit card security guidelines as part of their ongoing efforts to prevent identity theft and credit card fraud. We continue to work with credit card issuers to ensure that our services, including customer account maintenance, comply with these rules. There can be no assurances, however, that our services are fully protected from unauthorized access or hacking. If there is unauthorized access to credit card data that results in financial loss, we may experience reputational damage and parties could seek damages from us.

In the current environment facing financial services firms, a firm's reputation is critically important. If our reputation is harmed, or the reputation of the online financial services industry as a whole or retail FX industry is harmed, our business, financial condition and results of operations and cash flows may be materially adversely affected.

Our ability to attract and retain customers and employees may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputation risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, customer data protection, record-keeping, sales and trading practices, and the proper identification of the legal, credit, liquidity, operational and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. Any such sanction would materially adversely affect our reputation, thereby reducing our ability to attract and retain customers and employees.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the online financial services industry as a whole or retail FX industry is damaged. In recent years, a number of financial services firms have suffered significant damage to their reputations from highly publicized incidents that in turn resulted in significant and in some cases irreparable harm to their business. The perception of instability within the online financial services industry could materially adversely affect our ability to attract and retain customers.

The loss of members of our senior management could compromise our ability to effectively manage our business and pursue our growth strategy.

We rely on members of our senior management to execute our existing business plans and to identify and pursue new opportunities. Our chief executive officer, Drew Niv, has been our chief executive officer since our founding and was one of our founders. Certain others on our management team have been with us for most of our history and have significant experience in the FX industry. Our continued success is dependent upon the retention of these and other key executive officers and employees, as well as the services provided by our trading staff, technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such employees.

Our acquisitions of ODL and several Japanese operating entities may adversely affect our business, and new acquisitions or joint ventures that we may pursue could present unforeseen integration obstacles.

We completed our acquisition of ODL, a London-based broker dealer of FX, CFDs, spread betting, stocks and options with substantial business in U.K. and Europe on October 1, 2010. In March 2011 and October 2011, we acquired the retail FX businesses of FXCMJ, formerly GCI, and the Japanese FX broker Foreland, respectively. The process of integrating the operations of these entities with ours may require a disproportionate amount of resources and management attention as the acquisitions will increase the geographic footprint of our operations, especially in Asia, Europe and the Middle East. Any substantial diversion of management attention or difficulties in operating any of the combined business could affect our ability to achieve operational, financial and strategic objectives. The unsuccessful integration of any of the operations of these entities with ours may also have adverse short-term effects on reported operating results and may lead to the loss of key personnel. In addition, customers from these entities may react unfavorably to the combination of our businesses or we may be exposed to additional liabilities of the combined business, both of which could materially adversely affect our revenue and results of operations.

We may also pursue new acquisitions or joint ventures that could present integration obstacles or costs. We may not realize any of the benefits we anticipated from the strategy and we may be exposed to additional liabilities of any acquired business, any of which could materially adversely affect our revenue and results of operations. In addition, future acquisitions or joint ventures may involve the issuance of additional limited liability company interests in FXCM Holdings, LLC, or Holdings Units, or shares of our Class A common stock, which would dilute ownership.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

For example, we introduced trading in CFDs. Through our acquisition of ODL, we increased the size of our CFD business and added spread betting and equity options. We face the same risks with these products that we face in our FX trading business, including market risk, counterparty risk, liquidity risk, technology risk, third party risk and risk of human error. Furthermore, the volatility of the CFD and spread betting markets may have an adverse impact on our ability to maintain profit margins similar to the profit margins we have realized with respect to FX trading. The introduction of these and other potential financial products also poses a risk that our risk management policies, procedures and practices, and the technology that supports such activities, will be unable to effectively manage these new risks to our business. In addition, these offerings may be subject to regulation under applicable securities or other consumer protection laws. Our non-U.S. subsidiaries, FXCM Securities Limited and Forex Capital Markets Limited (which are licensed with the FSA in the U.K.), FXCM Australia Limited (which is licensed with the ASIC) and FXCMJ (which is licensed with the KLFB and the JFSA) offer and sell CFDs outside the United States in compliance with applicable local regulatory requirements. CFDs are not and may not be offered in the United States by us and are not eligible for resale to U.S. persons. They are not registered with the SEC or any U.S. regulator. CFDs may not be enforceable in the United States. In the event that an offer or sale of CFDs by our non-U.S. subsidiaries was to constitute an offer or sale of securities subject to the U.S. federal securities laws or swaps, futures, forwards or other instruments over which the CFTC has, or under the Dodd-Frank Act, will have jurisdiction, we would be required to comply with such U.S. laws with respect to such offering. In that event, we may determine that it would be too onerous or otherwise not feasible for us to continue such offers or sales of CFDs. We currently derive approximately 15.7% of our revenues from our CFD business.

We may be unable to effectively manage our rapid growth and retain our customers.

The rapid growth of our business during our short history has placed significant demands on our management and other resources. If our business continues to grow at a rate consistent with our historical growth, we may need to expand and upgrade the reliability and scalability of our transaction processing systems, network infrastructure and other aspects of our proprietary technology. We may not be able to expand and upgrade our technology systems and infrastructure to accommodate such increases in our business activity in a timely manner, which could lead to operational breakdowns and delays, loss of customers, a reduction in the growth of our customer base, increased operating expenses, financial losses, increased litigation or customer claims, regulatory sanctions or increased regulatory scrutiny.

In addition, due to our rapid growth, we will need to continue to attract, hire and retain highly skilled and motivated officers and employees. We may not be able to attract or retain the officers and employees necessary to manage this growth effectively.

We may be unable to respond to customers' demands for new services and products and our business, financial condition and results of operations and cash flows may be materially adversely affected.

Our business is subject to rapid change and evolving industry standards. New services and products provided by our competitors may render our existing services and products less competitive. Our future success will depend, in part, on our ability to respond to customers' demands for new services and products on a timely and cost-effective basis and to adapt to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers. We may not be successful in developing, introducing or marketing new services and products. In addition, our new service and product enhancements may not achieve market acceptance. Any failure on our part to anticipate or respond adequately to customer requirements or changing industry practices, or any significant delays in the development, introduction or availability of new services, products or service or product enhancements could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our revolving credit facility is guaranteed by certain subsidiaries of the Company and is secured by a pledge of certain equity interests of the Company's domestic and foreign subsidiaries. The credit facility also contains financial covenants and other restrictions on our actions, and it could therefore limit our operational flexibility or otherwise adversely affect our financial condition.

We have, from time to time, financed our liquidity needs in part from borrowings made under a revolving credit facility. Our revolving credit facility provides for a revolving credit line of up to $75.0 million. The credit agreement for our revolving credit facility contains a number of restrictive covenants including, among others, covenants relating to consolidated leverage ratio, excess net capital requirements, and net unhedged exposure. The credit agreement also contains financial covenants relating to limitations on liens, investments, payments, fundamental changes, dispositions, the incurrence of indebtedness, and transactions with affiliates. The credit agreement contains customary events of default, including, among others, non payments of principal and interest; breach of representations and warranties; failure to maintain compliance with the financial and other covenants contained in the credit agreement; the existence of bankruptcy or insolvency proceedings; insolvency; and a change of control.

Failure to comply with these restrictive or financial covenants could result from, among other things, changes in our results of operations or general economic conditions. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under the credit agreement could result in a default. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If the lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our debt or it would have a material adverse effect on our business, operations, financial condition and liquidity. There were no amounts outstanding under our revolving credit facility as of December 31, 2011. See Note 18 to our consolidated financial statements in "Item 8. Financial Statements and Supplementary Data" for further information on our credit facility.

Despite current indebtedness levels associated with our credit facility, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our current leverage.

We may be able to incur substantial additional indebtedness in the future. Under certain circumstances, the credit facility may be increased during the term of the credit agreement by up to $75.0 million thereby increasing the aggregate amount of the credit facility up to a maximum of $150.0 million. If new debt is added to our current debt levels, the related risks we now face could intensify.

We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition and greater financial, marketing, technological and personnel resources than we do which could put us at a competitive disadvantage. Additionally, some of our competitors and many potential competitors are better capitalized than we are and able to obtain capital more easily which could put us at a competitive disadvantage.

We compete in the FX market based on our ability to execute our customers' trades at competitive prices, to retain our existing customers and to attract new customers. Certain of our competitors have larger customer bases, more established name recognition, a greater market share in certain markets, such as Europe, and greater financial, marketing, technological and personnel resources than we do. These advantages may enable them, among other things, to:

- develop products and services that are similar to ours, or that are more attractive to customers than ours, in one or more of our markets;
- provide products and services we do not offer;
- provide execution and clearing services that are more rapid, reliable or efficient, or less expensive than ours;
- offer products and services at prices below ours to gain market share and to promote other businesses, such as FX options listed securities, CFDs, including contracts for precious metals, energy and stock indices, and OTC derivatives;
- adapt at a faster rate to market conditions, new technologies and customer demands;
- offer better, faster and more reliable technology;
- outbid us for desirable acquisition targets;
- more efficiently engage in and expand existing relationships with strategic alliances;
- market, promote and sell their products and services more effectively; and
- develop stronger relationships with customers.

These larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do and thus, may be better able to respond to changes in the FX industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Access to capital is critical to our business to satisfy regulatory obligations and liquidity requirements. Among other things, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract customer assets, both of which are important sources of revenue. Access to capital also determines the degree to which we can expand our operations. Thus, if we are unable to maintain or increase our capital on competitive terms, we could be at a significant competitive disadvantage, and our ability to maintain or increase our revenue and earnings could be materially impaired. Also, new or existing competitors in our markets could make it difficult for us to maintain our current market share or increase it in desirable markets. In addition, our competitors could offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive. A fee reduction without a commensurate reduction in expenses would decrease our profitability. We may not be able to compete effectively against these firms, particularly those with greater financial resources, and our failure to do so could materially and adversely affect our business, financial condition and results of operations and cash flows. We may in the future face increased competition, resulting in narrowing bid/offer spreads which could materially adversely affect our business, financial condition and results of operations and cash flows.

If we are unable to effectively compete in emerging international markets, either directly or through joint ventures with local firms, the future growth of our business may be adversely affected.

We regard emerging international markets as an important area of our future growth. Due to cultural, regulatory and other factors relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well established local presence. In some regions, we may need to enter into joint ventures with local firms in order to establish a presence in the local market, and we may face intense competition from other international firms over relatively scarce opportunities for market entry. Given the intense competition from other international firms that are also seeking to enter these fast-growing markets, we may have difficulty finding suitable local firms willing to enter into the types of relationships with us that we may need to gain access to these markets. This competition could make it difficult for us to expand our business internationally as planned. For the year ended December 31, 2011, we generated approximately 89% of our customer trading volume from customers outside the United States. Expanding our business in emerging markets is an important part of our growth strategy. We face significant risks in doing business in international markets, particularly in developing regions. These business, legal and tax risks include:

- less developed or mature local technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;
- difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined, and subject to unexpected changes, potentially exposing us to significant compliance costs and regulatory penalties;
- less developed and established local financial and banking infrastructure, which could make our products and services less accessible in emerging markets;
- reduced protection of intellectual property rights;
- inability to enforce contracts in some jurisdictions;
- difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local personnel;
- tariffs and other trade barriers;
- currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and
- time zone, language and cultural differences among personnel in different areas of the world.

In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to conduct business locally, we may seek to operate through joint ventures with local firms as we have done, for example, in South Korea. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and greater operational risks.

Our business could be adversely affected if global economic conditions continue to negatively impact our customer base.

Our customer base is primarily comprised of individual retail customers who view foreign currency trading as an alternative investment class. If global economic conditions continue to negatively impact the FX market or adverse developments in global economic conditions continue to limit the disposable income of our customers, our business could be materially adversely affected as our customers may choose to curtail their trading in the FX market which could result in reduced customer trading volume and trading revenue.

A systemic market event that impacts the various market participants with whom we interact could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We interact with various third parties through our relationships with our prime brokers, white labels and referring brokers. Some of these market participants could be overleveraged. In the event of sudden, large market price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, if a systemic collapse in the financial system were to occur, defaults by one or more counterparties could have a material adverse effect on our business, financial condition and results of operations and cash flows.

The decline in short-term interest rates has had an adverse effect on our interest income and revenues.

A portion of our revenue is derived from interest income. We earn interest on customer balances held in customer accounts and on our cash held in deposit accounts at various financial institutions. As a result of the recent decline in short-term interest rates, our interest income has declined significantly. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. For the years ended December 31, 2011 and 2010, our interest income was approximately $3.6 million and $2.4 million, respectively. Interest income may not return to the amount we reported in prior years, and any further deterioration in short-term interest rates could further adversely affect our interest income and revenue.

In addition, this decline in interest rates has narrowed cross-border interest rate differentials, which has adversely affected the "carry trade", a once popular investing strategy which involves buying a currency that offers a higher interest rate while selling a currency that offers a lower interest rate. The decline in the carry trade has resulted in a decrease in the number of retail FX customers. Accordingly, our growth could be impeded if cross-border interest rate differentials remain compressed.

Our operations in certain developing regions may be subject to the risks associated with politically unstable and less economically developed regions of the world. Trading in the currencies of these developing regions may expose our customers and the third parties with whom we interact to sudden and significant financial loss as a result of exceptionally volatile and unpredictable price movements and could negatively impact our business.

Our operations in some emerging markets may be subject to the political, legal and economic risks associated with politically unstable and less economically developed regions of the world, including the risks of war, insurgency, terrorism and government appropriation. For example, we do business in countries whose currencies may be less stable than those in our primary markets. Currency instability or government imposition of currency restrictions in these countries could impede our operations in the FX markets in these countries. In addition, emerging markets may be subject to exceptionally volatile and unpredictable price movements that can expose customers and brokers to sudden and significant financial loss. Trading in these markets may be less liquid, market participants may be less well capitalized and market oversight may be less extensive, all of which could increase trading risk, particularly in markets for derivatives, commodities and currencies. Substantial trading losses by customers or customer or counterparty defaults, or the prospect of them, in turn, could drive down trading volume in these markets.

We are dependent on FX market makers to continually provide us with FX market liquidity. In the event we lose access to current prices and liquidity levels, we may be unable to provide competitive FX trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows.

We rely on third party financial institutions to provide us with FX market liquidity. These FX market makers, although under contract with us, have no obligation to provide us with liquidity and may terminate our arrangements at any time. We also rely upon these FX market makers to provide us with competitive FX pricing which we can pass on to our customers. In the event we lose access to the competitive FX pricing and/or liquidity levels that we currently have, we may be unable to provide competitive FX trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows. As a riskless principal between our customers and our FX market makers, we provide our customers with the best bid and offer price for each currency pair from our FX market makers plus a fixed markup. When a customer places a trade and opens a position, we act as the counterparty to that trade and our system immediately opens a trade between us and the FX market maker who provided the price that the customer selected. In the event that an offsetting trade fails, we could incur losses resulting from our trade with our customer.

In addition, whether as a result of exceptional volatility or situations affecting the market, the absence of competitive pricing from FX market makers and/or the suspension of liquidity would expose us to the risk of a default by the customer and consequently, trading losses. Although our margining practices are designed to mitigate this risk, we may be unable to close out customer positions at a level where margin posted by the customer is sufficient to cover the customer's losses. As a result, a customer may suffer losses greater than any margin or other funds or assets posted by that customer or held by us on behalf of that customer. Our policy is generally not to pursue claims for negative equity against our customers.

We are subject to risk of default by financial institutions that hold our funds and our customers' funds.

We have significant deposits with banks and other financial institutions. As of December 31, 2011, 41 financial institutions held our funds and our customer funds of $1.2 billion, of which HSBC held approximately 15.5%, Bank of America held approximately 13.1% and Nomura held approximately 29.2%. Pursuant to current guidelines set forth by the NFA and the CFTC for our U.S.-regulated subsidiaries, we are not required to segregate customer funds from our own funds. As such, we aggregate our customers' funds and our funds and hold them in collateral and deposit accounts at various financial institutions. In the event of insolvency of one or more of the financial institutions with whom we have deposited these funds, both we and our customers may not be able to recover our funds. Moreover, each of HSBC, Bank of America and Nomura holds in excess of 57.7% of our entire customer and our funds, if any of such financial institutions becomes insolvent, a significant portion of our funds and our customer funds may not be recovered. In such an event, our business and cash flow would be materially adversely impacted. Because our customers' funds are aggregated with our own, they are not insured by the Federal Deposit Insurance Corporation or any other similar insurer domestically or abroad, except to the extent of the maximum insured amount per deposit, which is unlikely to provide significant benefits to our customers. In any such insolvency, we and our customers would rank as unsecured creditors in respect of claims to funds deposited with any such financial institution. As a result, we may be subject to claims by customers due to the loss of customer funds and our business would be harmed by the loss of our own funds.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

Our FX trading operations require a commitment of capital and involve risk of losses due to the potential failure of our customers to perform their obligations under these transactions. All retail customers are required to deposit cash collateral in order to trade on our retail platforms.

Certain institutional customers that use our retail trading platforms are not required to deposit cash collateral in order to trade on our retail platforms. In rare circumstances, we provide short term credit directly to certain institutional customers when initial collateral does not cover risk exposure.

The institutional customers that use our institutional trading platforms all trade via credits and limits set by the customers' prime brokers and by our prime brokers. As part of our arrangement with our prime brokers, they incur the credit risk regarding the trading of our institutional customers. We also, in certain situations, act in the capacity of prime broker to a select number of institutional customers that use our institutional trading platform

As of December 31, 2011, we have extended a minimal amount of credit to institutional customers that use our trading platforms. We have not suffered, nor do we anticipate suffering, losses due to failure to repay amounts credited to those certain institutional customers.

We are also subject to counterparty risk with respect to clearing and prime brokers as well as banks with respect to our own deposits and deposits of customer funds. We are exposed to credit risk in the event that such counterparties fail to fulfill their obligations. Although we seek to manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, carrying out periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk, if our credit and counterparty risk management processes are inadequate we could face significant liabilities which could have a material adverse effect upon our business, financial conditions, results of operations and cash flows.

We depend on the services of prime brokers to assist in providing us access to liquidity through our FX market makers. The loss of one or more of our prime brokerage relationships could lead to increased transaction costs and capital posting requirements, as well as having a negative impact on our ability to verify our open positions, collateral balances and trade confirmations.

We depend on the services of prime brokers to assist in providing us access to liquidity through our FX market makers. We currently have established three prime brokerage relationships which act as central hubs through which we are able to deal with our FX market makers. In return for paying a transaction-based prime brokerage fee, we are able to aggregate our trading exposures, thereby reducing our transaction costs. Since we trade with our FX market makers through our prime brokers, they also serve as a third party check on our open positions, collateral balances and trade confirmations. If we were to lose one or more of our prime brokerage relationships, we could lose this source of third party verification of our trading activity, which could lead to an increased number of record-keeping or documentation errors. Although we have relationships with FX market makers who could provide clearing services as a back-up for our prime brokerage services, if we were to experience a disruption in prime brokerage services due to a financial, technical, regulatory or other development adversely affecting any of our current prime brokers, our business could be materially adversely affected to the extent that we are unable to transfer positions and margin balances to another financial institution in a timely fashion. In the event of the insolvency of a prime broker, we might not be able to fully recover the assets we have deposited (and have deposited on behalf of our customers) with the prime broker or our unrealized profits since we will be among the prime broker's unsecured creditors.

Failure of third-party systems or third-party service and software providers upon which we rely could adversely affect our business.

We rely on certain third party computer systems or third party service and software providers, including technology platforms, back-office systems, internet service providers and communications facilities. For example, for the year ended December 31, 2011, approximately 10% of our trading volume was derived from trades utilizing the Meta Trader 4 platform, a third-party technology platform we license that is popular in the international trading community and offers our customers an alternative trading interface. Any interruption in these third party services, or deterioration in their performance or quality, could adversely affect our business. If our arrangement with any third party is terminated, we may not be able to find an alternative systems or services provider on a timely basis or on commercially reasonable terms. This could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the internet, cause interruptions in our operations or give rise to liabilities to third parties.

Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could give rise to liabilities to one or more third parties, including our customers, and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of information we transmit over the internet or cause interruptions in our operations. Concerns over the security of internet transactions and the safeguarding of confidential personal information could also inhibit the use of our systems to conduct FX transactions over the internet. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our current insurance policies may not protect us against all of such losses and liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with referring brokers who direct new customers to us. Failure to maintain these relationships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with NFA-registered referring brokers who direct new customers to us and provide marketing and other services for these customers. Many of our relationships with referring brokers are non-exclusive or may be terminated by the brokers on short notice. In addition, under our agreements with referring brokers, they have no obligation to provide us with new customers or minimum levels of transaction volume. Our failure to maintain our relationships with these referring brokers, the failure of the referring brokers to provide us with customers or our failure to create new relationships with referring brokers would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. To the extent any of our competitors offer more attractive compensation terms to one of our referring brokers, we could lose the broker's services or be required to increase the compensation we pay to retain the broker. In addition, we may agree to set the compensation for one or more referring brokers at a level where, based on the transaction volume generated by customers directed to us by such brokers, it would have been more economically attractive to seek to acquire the customers directly rather than through the referring broker. To the extent we do not enter into economically attractive relationships with referring brokers, our referring brokers terminate their relationship with us or our referring brokers fail to provide us with customers, our business, financial condition and results of operations and cash flows could be materially adversely affected.

Our relationships with our referring brokers may also expose us to significant reputational and legal risks as we could be harmed by referring broker misconduct or errors that are difficult to detect and deter.

Our reputation may be harmed by, or we may be liable for, improper conduct by our referring brokers, even though we do not control their activities. Referring brokers maintain customer relationships and delegate to us the responsibilities associated with FX and back-office operations. Furthermore, many of our referring brokers operate websites, which they use to advertise our services or direct customers to us. It is difficult for us to closely monitor the contents of their websites to ensure that the statements they make in relation to our services are accurate and comply with applicable rules and regulations. Under the current rules of the NFA, we are responsible for the activities of any party that solicits or introduces a customer to us unless such party is a member or associate of the NFA. Although all of our referring brokers are members or associates of the NFA, any disciplinary action taken against our referring brokers in the United States and abroad, could have a material adverse effect on our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows, and, in any event, we may be subject to claims by customers and others concerning the conduct of referring brokers. In August 2010, the CFTC adopted regulations which require that referring brokers either meet the minimum net capital requirements applicable to futures and commodity options referring brokers or enter into a guarantee agreement with a CFTC-regulated FX broker, along with a requirement that such referring broker may be a party to only one guarantee agreement at a time. If the referring brokers with whom we currently do business choose to enter into a guarantee agreement, we cannot assure you that such referring brokers will choose to enter into such a guarantee agreement with us, rather than one of our competitors. We would be liable for the solicitation activity and performance of our referring brokers we guarantee. At this time, we have entered into a guarantee agreement with three referring brokers.

We have relationships with white labels who direct customer trading volume to us. Failure to maintain these relationships or develop new white label relationships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with white labels which provide FX trading to their customers by using our technology platform and other services and therefore provide us with an additional source of revenue. In certain jurisdictions, we are only able to provide our services through white label relationships. Many of our relationships with white labels are non-exclusive or may be terminated by them on short notice. In addition, our white labels have no obligation to provide us with minimum levels of transaction volume. Our failure to maintain our relationships with these white labels, the failure of these white labels to continue to offer online FX trading services to their customers using our technology platform, the loss of requisite licenses by our white labels or our inability to enter into new relationships with white labels would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. To the extent any of our competitors offer more attractive compensation terms to one or more of our white labels, we could lose the white label relationship or be required to increase the compensation we pay to retain the white label.

White labels with whom we have relationships accept customers from many jurisdictions and are therefore subject to regulations in a number of jurisdictions. If such regulations, or changes in such regulations, increase the white labels' overhead costs, including compliance costs and legal fees and expenses, limit their ability to engage or grow their business and increase their market share or result in sanctions and fines, their business, financial condition and results of operations may be adversely affected. This could reduce the volume of customer trading that such white labels direct to us, which would, in turn, adversely affect our business and results of operations. Our relationships with our white labels also may expose us to significant regulatory, reputational and other risks as we could be harmed by white label misconduct or errors that are difficult to detect and deter. If any of our white labels provided unsatisfactory service to their customers or are deemed to have failed to comply with applicable laws or regulations, our reputation may be harmed or we may be subject to claims as a result of our association with such white label. Any such harm to our reputation or liability would have a material adverse effect on our business, financial condition and results of operations and cash flows.

Reduced spreads in foreign currencies, levels of trading activity, trading through alternative trading systems and price competition from principal model firms could harm our business.

Computer-generated buy and sell programs and other technological advances and regulatory changes in the FX market may continue to tighten spreads on foreign currency transactions. Tighter spreads and increased competition could make the execution of trades and market-making activities less profitable. In addition, new and enhanced alternative trading systems have emerged as an option for individual and institutional investors to avoid directing their trades through retail FX brokers, which could result in reduced revenue derived from our FX brokerage business. We may also face price competition from our competitors. Many competing firms using a principal model can set their own prices as they generate income from trading with their customers. In contrast, the prices we provide to our customers are set by our FX market makers which vary based on market conditions.

Risks Related to Our Organizational Structure

FXCM Inc.'s only material asset is its interest in FXCM Holdings, LLC, and it is accordingly dependent upon distributions from FXCM Holdings, LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

FXCM Inc. is a holding company and has no material assets other than its ownership of Holdings Units. FXCM Inc. has no independent means of generating revenue. FXCM Inc. intends to cause FXCM Holdings, LLC to make distributions to its unitholders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of FXCM Holdings, LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that FXCM Inc. needs funds, and FXCM Holdings, LLC is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, FXCM Holdings, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of FXCM Holdings, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of FXCM Holdings, LLC are generally subject to similar legal limitations on their ability to make distributions to FXCM Holdings, LLC. In addition, our regulated subsidiaries are subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

FXCM Inc. is controlled by the members of FXCM Holdings, LLC, whose interests may differ from those of our public shareholders.

As of December 31, 2011, the members of FXCM Holdings, LLC controlled approximately 80% of the combined voting power of our Class A and Class B common stock. Accordingly, the members of FXCM Holdings, LLC have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they are able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and are able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, as of December 31, 2011, the members of FXCM Holdings, LLC owned 80% of the Holdings Units. Because they hold their ownership interest in our business through FXCM Holdings, LLC, rather than through the public company, these owners may have conflicting interests with holders of shares of our Class A common stock. For example, if FXCM Holdings, LLC makes distributions to FXCM Inc., these owners will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests in FXCM Holdings, LLC and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. The members of FXCM Holdings, LLC may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we entered into in connection with our IPO, whether and when to incur new or refinance existing indebtedness, and whether and when FXCM Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these owners' tax or other considerations even where no similar benefit would accrue to us. See "Item 13. Certain Relationships and Related Person Transactions, and Director Independence".

The members of FXCM Holdings, LLC could take steps so that we would qualify for exemptions from certain corporate governance requirements available to a "controlled company" within the meaning of the New York Stock Exchange rules.

The members of FXCM Holdings, LLC control a majority of the combined voting power of all classes of our voting stock. Under the New York Stock Exchange corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. While we do not currently intend to take advantage of the exemptions available to a "controlled company" under the New York Stock Exchange corporate governance standards, if we were to do so we would not be required to have a majority of independent directors and our compensation and corporate governance and nominating committees would not be required to consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

FXCM Inc. will be required to pay the counterparties to the tax receivable agreement for certain tax benefits it may claim arising in connection with our IPO and related transactions, and the amounts it may pay could be significant.

In connection with our IPO, we purchased Holdings Units from our pre-IPO owners, including members of our senior management. We also entered into a tax receivable agreement with our pre-IPO owners that provides for the payment by FXCM Inc. to these parties of 85% of the benefits, if any, that FXCM Inc. is deemed to realize as a result of the increases in tax basis resulting from our purchases or exchanges of Holdings Units and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Item 13. Certain Relationships and Related Transactions, and Director Independence".

We expect that the payments that FXCM Inc. may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by FXCM Inc. of Holdings Units as part of the IPO to aggregate $70.9 million and to range over the next 15 years from approximately $3.4 million to $7.3 million per year and decline thereafter. Future payments to our pre-IPO owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to FXCM Inc. by FXCM Holdings, LLC are not sufficient to permit FXCM Inc. to make payments under the tax receivable agreement after it has paid taxes. The payments under the tax receivable agreement are not conditioned upon our pre-IPO owners' continued ownership of us.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, FXCM Inc. elects an early termination of the tax receivable agreement, FXCM Inc.'s (or its successor's) obligations with respect to exchanged or acquired Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that FXCM Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (1) FXCM Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and (2) if FXCM Inc. elects to terminate the tax receivable agreement early, FXCM Inc. would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement. In addition, the present value of such anticipated future payments are discounted at a rate equal to LIBOR plus 100 basis points.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the Internal Revenue Service to challenge a tax basis increase, FXCM Inc. will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that FXCM Inc. actually realizes in respect of the increases in tax basis resulting from our purchases or exchanges of Holdings Units and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Risks Related to our Class A Common Stock

The market price of our Class A common stock may decline due to the large number of shares of Class A common stock eligible for exchange and future sale.

The market price of shares of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate.

In addition, we and our pre-IPO owners entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, from and after the first anniversary of the date of the closing of the IPO (subject to the terms of the exchange agreement), to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. The market price of shares of our Class A common stock could decline as a result of the exchange or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

If securities or industry analysts stop publishing research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the price you originally paid.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against public companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2011, we had an aggregate of more than 2.98 billion shares of Class A common stock authorized but unissued, including approximately 57.98 million shares of Class A common stock issuable upon exchange of Holdings Units. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 11,295,000 shares for issuance under our 2010 Long Term Incentive Plan, including, as of December 31, 2011, 8,817,890 shares issuable upon the exercise of stock options that we have granted to our officers, employees and independent contractors and 85,890 shares issuable upon the exercise of stock options that we have granted to our outside directors. See "Item 11. Executive Compensation". Any Class A common stock that we issue, including under our 2010 Long Term Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our company headquarters are located in New York, NY, with other U.S. offices in Plano, TX and San Francisco, CA. As of February 17, 2012, our headquarters are located at 55 Water Street, 50th Floor, New York, NY 10041. Outside the United States, we have offices in London, Paris, Berlin, Milan, Athens, Hong Kong, Sydney, Jerusalem and Tokyo. We lease each of these facilities and do not own any real property. We believe we have adequate office space or will be able to find additional space on reasonable commercial terms to meet our projected growth rates.

Item 3. Legal Proceedings

In the ordinary course of business, we may from time to time be involved in litigation and claims incidental to the conduct of our business, including intellectual property claims. In addition, our business is also subject to extensive regulation, which may result in regulatory proceedings against us. We have been named in various arbitration and civil litigation cases brought by customers seeking damages for trading losses. Management has investigated these matters and believes that such cases are without merit and is defending them vigorously. However, the arbitrations and litigations are presently in various stages of the judicial process and no judgment can be made regarding the ultimate outcome of the arbitrators' and/or court's decisions.

In June 2010, FXCM US was contacted by the NFA requesting information regarding trade execution activities. In November 2010, FXCM US was additionally contacted by the CFTC for similar information. In August 2011, FXCM US entered into a settlement with the NFA. The settlement terms principally pertain to FXCM US's practice concerning the execution of price improvements in its trading execution system prior to August 2010. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations to pay a fine of $2 million to the NFA and to provide restitution to the affected clients.

In October 2011, FXCM US entered into a settlement with the CFTC. The settlement principally addresses allegations regarding FXCM US's failure to monitor and maintain its trading systems prior to August 2010. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations to pay a fine of $6 million to the CFTC and to provide restitution to the affected clients.

We incurred costs of approximately $16.3 million relating to these matters which is included in general and administrative in the consolidated statement of operations and comprehensive income. Additionally, in June 2011, FXCM US entered into an agreement with certain founding members of Holdings, whereby these members would reimburse FXCM US for the amounts related to the NFA and CFTC matters, up to $16.0 million, plus additional amounts, as approved by such founding members. Consequently, there was no impact to the Corporation's net income as the expense was allocated to the respective founding members for such expense as permitted under the terms of the LLC Agreement. Accordingly, $16.3 million of additional capital was provided by the respective founding members.

On February 8, 2011, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York by a single former customer against FXCM US. The complaint asserts claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO"), 18 U.S.C §1961 et seq., as well as the New York General Business Law. The complaint seeks an unspecified amount of damages, trebled, and alleges false and deceptive trade practices, fraudulent and unfair trade execution and account handling practices. A motion to compel arbitration was filed by FXCM US during April 2011. In September 2011 the Plaintiff moved for leave to amend his complaint to add additional allegations and additional parties, including our CEO Dror Niv and two software companies as defendants, and a new plaintiff that also alleges it was a customer. The Company has opposed the motion for leave to amend. Both our motion to compel arbitration and the Plaintiff's motion for leave to amend are pending. On November 30, 2011, the Court granted our motion to compel arbitration; ruled that the arbitration must be conducted on an individual basis; denied plaintiff's request for discovery; denied plaintiff's motion for leave to amend; and dismissed the complaint.

On October 25, 2011, the Trustee in bankruptcy, representing three debtors, Certified, Inc., Global Bullion Trading Group, Inc., and WJS Funding, Inc., filed an adversary complaint in the United States Bankruptcy Court for the Southern District of Florida against FXCM US, ODL Securities, Inc., and ODL Securities, Ltd. ("Defendants"). Before the Defendants filed any response, the Trustee amended the Complaint to add ODL Group Limited, FXCM Securities, LLC, FXCM Securities Limited, FXCM, Inc., and FXCM Holdings, LLC as Defendants. The Amended Complaint asserts claims under the Federal Bankruptcy Code to recover allegedly preferential and fraudulent transfers to the Defendants, under the Racketeer Influenced and Corrupt Organizations Act ("RICO"), 18 U.S.C §1961 et seq., as well as the common law. The Amended Complaint seeks an unspecified amount of compensatory and punitive damages, interests, and costs. The Defendants have filed motions to dismiss the Amended Complaint in its entirety. While those motions to dismiss were pending, the Trustee advised Defendants that he intends to seek leave to file a Second Amended Complaint. To date, the Defendants have not received a copy of the proposed Second Amended Complaint.

Related to the CFTC and NFA matters discussed above, the Company incurred costs of approximately $16.3 million. As to the other matters described above, the Company cannot predict the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company, based on current knowledge and after consultation with counsel, does not expect that the resolution of such other matters will have a material effect on the Company.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock currently trades on New York Stock Exchange under the symbol "FXCM". The following table sets forth, for the period indicated, the high and low sales prices per share of our Class A common stock as reported by the New York Stock Exchange from December 2, 2010, the first day of trading following our initial public offering, through our fiscal year end on December 31, 2011. The initial public offering price was $14.00 per share.

Fiscal 2011	Low	High
First Quarter	$11.22	$14.80
Second Quarter	$ 8.80	$14.40
Third Quarter	$ 8.13	$14.30
Fourth Quarter	$ 8.70	$14.09

Fiscal 2010	Low	High
December 2 to December 31, 2010	$12.05	$15.34

Our Class B common stock is not publicly traded.

Holders of Record

On March 15, 2012, there was 1 holder of record of our Class A common stock and 43 holders of our Class B common stock. The number of record holders does not include persons who held our Class A common stock in nominee or "street name" accounts through brokers.

Dividends

We declared a quarterly dividend of $0.06 per share on our outstanding Class A common stock during 2011. Following is a summary of dividends declared per share of Class A common stock during fiscal year 2011 (in thousands, except per share amounts):

Date of Declaration	Dividend per share	Record Date	Payment Date	Total Amount
November 9, 2011	$0.06	December 19, 2011	December 30, 2011	$ 910,881
May 12, 2011	0.06	September 19, 2011	September 30, 2011	929,132
February 28, 2011	0.06	June 10, 2011	June 24, 2011	1,025,485
December 13, 2010	0.06	March 25, 2011	April 8, 2011	1,039,140

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

FXCM Inc. is a holding company and has no material assets other than its ownership of Holdings Units in FXCM Holdings, LLC. We intend to cause FXCM Holdings, LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If FXCM Holdings, LLC makes such distributions to FXCM Inc., the other holders of Holdings Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, FXCM Holdings, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of FXCM Holdings, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of FXCM Holdings, LLC are generally subject to similar legal limitations on their ability to make distributions to FXCM Holdings, LLC. In addition, our regulated subsidiaries are subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

The Company made distributions to the holders of Holding Units of FXCM Holdings, LLC in the amount of $29.9 million and $97.1 million during 2011 and 2010, respectively. Distributions to the holders of Holding Units during 2010 that were made prior to our IPO amounted to $71.0 million. These distributions exceeded the amounts distributed to members pursuant to the tax distribution provisions of the then-effective limited liability company agreement of FXCM Holdings, LLC. We anticipate that future distributions by FXCM Holdings, LLC to FXCM Inc. and the other members of FXCM Holdings, LLC generally will not significantly exceed the amounts distributed to members pursuant to the tax distribution provisions of the amended and restated limited liability company agreement of FXCM Holdings, LLC, although future distributions may from time to time exceed such amounts.

Purchases of Equity Securities by the Issuer

Shares of Class A common stock repurchased by the Company during the quarter ended December 31, 2011, were as follows:

Issuer Repurchases of Equity Securities

Period	Total Number of Shares Purchased*	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1: October 1, 2011 to October 31, 2011.	—	$	—	$28,049,141.62
Month 2: November 1, 2011 to November 30, 2011	65,329	9.20	2,016,301	27,447,913.53
Month 3: December 1, 2011 to December 31, 2011	403,308	9.44	2,419,609	23,642,236.46
Total.	468,637	$9.34	2,419,609	$23,642,236.46

* As of Settlement Date

** Average Price including Commission

On May 17, 2011, the Company's Board of directors approved the repurchase of up to $30.0 million of its Class A common stock. On October 17, 2011, the Company announced that its board of directors authorized a $20.0 million increase in the size of the Company's share repurchase plan, bringing the total authorization to $50.0 million. As of December 31, 2011 the Company had repurchased a total of 2,419,609 shares of its Class A common stock. The Company is not obligated to purchase any shares under the Repurchase Program which does not have an expiration date. All of the above repurchases were part of this program.

Item 6. Selected Financial Data

The following selected historical consolidated statement of financial data of FXCM Inc. should be read together with the "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" in this Annual Report.

	Year Ended December 31,				
	2011	2010	2009	2008	2007[(1)(2)]
	(In thousands except per share data)				
Consolidated Statements of Operations and Comprehensive Income Data					
Revenues					
Retail trading revenue	$ 363,774	$ 318,472	$291,668	$281,385	$144,935
Institutional trading revenue	28,908	27,833	21,107	18,439	11,695
Interest income	3,644	2,373	1,289	9,085	16,357
Other income	19,581	11,599	8,666	13,731	11,535
Total revenues	415,907	360,277	322,730	322,640	184,522
Expenses					
Referring broker fees	92,832	81,365	76,628	64,567	33,211
Compensation and benefits	95,086	76,195	62,588	54,578	53,575
Advertising and marketing	34,897	23,788	29,355	24,629	27,846
Communication and technology	31,869	27,120	24,026	21,311	17,836
General and administrative	71,244	38,077	26,453	20,247	17,037
Depreciation and amortization	20,053	9,306	6,542	6,095	7,364
Interest expense	329	116	125	2,168	1,374
Total expenses	346,310	255,967	225,717	193,595	158,243
Income before income taxes	65,597	104,310	97,013	129,045	26,279
Income tax provision	10,816	4,149	10,053	8,872	3,120
Net income	58,781	100,161	86,960	120,173	23,159
Net income attributable to non-controlling interest	46,045	100,015	86,960	120,173	23,159
Net income attributable to FXCM Inc.	12,736	146	—	—	—
Other comprehensive income					
Foreign currency translation gain/(loss)	60	(270)	452	1	—
Comprehensive income	58,841	99,891	87,412	120,174	23,159
Comprehensive income attributable to non-controlling interest	46,015	99,693	87,412	120,174	23,159
Comprehensive income attributable to FXCM Inc.	12,826	198	—	—	—
Weighted average shares of Class A common stock outstanding	16,567	17,319	—	—	—
Net income per share attributable to stockholders of Class A common stock of FXCM Inc.					
Basic	$ 0.77	0.01	—	—	—
Diluted	$ 0.77	0.01	—	—	—
Consolidated Statements of Financial Condition Data					
Cash and cash equivalents	$ 184,721	$ 193,330	$139,858	$179,967	$131,799
Cash and cash equivalents, held for customers	$1,046,983	$ 641,152	$353,825	$253,391	$315,440
Total assets	$1,487,133	$1,047,793	$517,936	$451,044	$472,564
Customer account liabilities	$1,046,983	$ 641,152	$353,825	$253,391	$315,440
Total equity	$ 293,433	$ 268,007	$130,788	$140,454	$ 96,280

(1) In 2005, a shareholder and white label relationship of FXCM declared bankruptcy, at the time representing 40% of total revenues, resulting in a significant disruption in the business that led in large part to the reduction in revenues and the loss recorded in 2006. As a response to such bankruptcy and its effects on the business, our senior management initiated fundamental changes to our business model, including the decision to transition to an agency model, which was implemented in July 2007.

(2) Financial statements at December 31, 2006 and for the year then ended were prepared on a combined basis. FXCM Holdings, LLC was organized in January 2007 for the purpose of consolidating the Forex Capital Markets group of companies under common management. At such time, these companies were comprised of Forex Capital Markets LLC, FXCM Canada, Ltd. and Forex Trading LLC, the latter of which was the parent company of Forex Capital Markets Limited and FXCM Asia Limited. This group of companies, absent the holding company structure or a common parent, issued audited financial statements on a combined basis as of and for the year ended December 31, 2006. The group of companies represented affiliated entities that operated in the similar capacity of online foreign currency trading. They shared common management and functioned in a number of countries under various regulatory environments. Since the operations were all interrelated, it was deemed appropriate to present the financial statements on a combined basis as it best reflected the financial condition and the result of operations of the group as a whole.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The statements in this discussion regarding industry trends, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Item 1A. Risk Factors". You should read the following discussion in conjunction with the risks and uncertainties discussed under "Item 1A. Risk Factors" and our consolidated financial statements and related notes under "Item 8. Financial Statements and Supplementary Data".

The historical financial information discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" reflects the historical results of operations and financial position of FXCM Holdings, LLC. See "Business," "Unaudited Pro Forma Financial Information" and "Acquisitions".

OVERVIEW

Business

The Company is an online provider of foreign exchange ("FX"), trading and related services to approximately 163,094 active retail customers globally. We offer our customers access to over-the-counter, FX markets through our proprietary technology platform. In a FX trade, a participant buys a currency pair. Our platform presents our FX customers with the best price quotations on up to 56 currency pairs from a number of global banks, financial institutions and FX market makers, which we believe provides our customers with an efficient and cost-effective way to trade FX. We utilize what is referred to as agency execution or an agency model. When our customer executes a trade on the best price quotation offered by our FX market makers, we act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. We earn fees by adding a markup to the price provided by the FX market makers and generate our trading revenues based on the volume of transactions, not trading profits or losses. The Company also offers FX trading services to banks, hedge funds and other institutional customers, also on an agency model basis, through its FXCM Pro division. This service allows customers to obtain optimal prices offered by external banks. The counterparties to these trades are external financial institutions that hold customer account balances and settle the transactions. The Company receives commissions for these services without incurring market risk. In rare circumstances when initial collateral does not cover risk exposure, we provide short term credit directly to institutional customers in order to continue trading. Additionally, the Company is engaged in various ancillary FX related services which include use of our platform, technical expertise, trading facilities and software. Through its subsidiary ODL, the Company also is a broker of contract for difference ("CFDs"), spread betting, equities and equity options.

Industry Trends

Economic Environment — Customer FX trading volumes are impacted by the volatility levels in financial markets. August and September 2011 in particular were periods of elevated volatility in the foreign currency markets with heightened concerns about the fiscal position of some of the Euro zone countries. It is difficult to predict volatility in the FX market.

Competitive Environment — The retail FX trading market is fragmented and highly competitive. Our competitors in the retail market can be grouped into several broad categories based on size, business model, product offerings, target customers and geographic scope of operations. These include U.S. based retail FX brokers, international multi-product trading firms, other online trading firms, and international banks and other financial institutions with significant FX operations. We expect competition to continue to remain strong for the foreseeable future.

Regulatory Environment — Our business and industry are highly regulated. Many of the regulations we are governed by are intended to protect the public, our customers and the integrity of the markets, and not necessarily our shareholders.

Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong, Australia and Japan.

We are also regulated in all regions by applicable regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the Financial Services Authority in the United Kingdom ("FSA"), the Securities and Futures Commission in Hong Kong, the Australian Securities and Investment Commission in Australia, and the Kanto Local Finance Bureau and the Financial Services Agency in Japan, among others. In addition, certain of our branch offices in Europe, while subject to local regulators, are regulated by the FSA with respect to, among other things, FX, CFDs and net capital requirements. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations.

Notwithstanding the foregoing, we accept and seek to deal with customers resident in foreign jurisdictions in a manner which does not breach any local laws or regulations where they are resident or require local registration, licensing or authorization from local governmental or regulatory bodies or self-regulatory organizations. We determine the nature and extent of services we can provide and the manner in which we conduct our business with customers resident in foreign jurisdictions based on a variety of factors.

We evaluate our activities in relation to jurisdictions in which we are not currently regulated by governmental bodies and/or self-regulatory organizations on an ongoing basis. This evaluation may involve speaking with regulators, local counsel and referring brokers or white labels (firms that offer our trading services to their clients under their own brand name in exchange for a revenue sharing arrangement with us) operating in any such jurisdiction and reviewing published regulatory guidance and examining the licenses that any competing firms may have. As a result of these evaluations, we may determine to alter our business practices in order to comply with legal or regulatory developments in such jurisdictions. At any given time, the manner in which we conduct business in any one of these jurisdiction may be changed or in a state of transition.

As a result, our growth may be limited by future restrictions in these jurisdictions and we remain at risk that we may be exposed to civil or criminal penalties or be required to cease operations if we are found to be operating in jurisdictions without the proper license or authorization or if we become subject to regulation by local government bodies.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes in our industry. The governmental bodies and self-regulatory organizations that regulate our business have proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable.

Business Strategy

We intend to implement the following strategies:

- Continue to use our global brand and marketing to drive organic customer growth;
- Make selected acquisitions to expand our customer base or add presence in markets where we currently have low penetration;
- Expand our range of products to add new customers and increase revenues from existing customers; and
- Capture market share from competitors who are unable to keep pace with the changing and demanding regulatory landscape while capitalizing on the long-term benefits associated with a more transparent financial marketplace.

Primary Sources of Revenues

Most of our revenues are derived from fees charged as a commission or markup when our retail or institutional customers execute trades on our platform with our FX market makers. This revenue is primarily a function of the number of active accounts, the volume those accounts trade and the fees we earn on that volume.

Retail Trading Revenue — Retail trading revenue is our largest source of revenue and is primarily driven by: (i) the number of active accounts and the mix of those accounts, such as low versus high volume accounts; (ii) the volume these accounts trade, which is driven by the amount of funds customers have on deposit and the overall volatility of the FX market; (iii) the size of the markup we receive, which is a function of the mix of currency pairs traded, the spread we add to the prices supplied by our FX market makers and the interest differential between major currencies and the markup we receive on interest paid and received on customer positions held overnight; and (iv) the amount of additional retail revenues earned, including revenues from CFD trading, fees earned through white label relationships, payments we receive for order flow from FX market makers and income from spread betting. In addition, 27% and 15% of our retail trading revenues for the year ended December 31, 2011 and December 31, 2010, respectively, were derived from such additional retail revenues earned.

Institutional Trading Revenue — We generate revenue by executing spot foreign currency trades on behalf of institutional customers through our institutional trading segment, FXCM Pro, enabling them to obtain optimal prices offered by our FX market makers. The counterparties to these trades are external financial institutions that hold customer account balances and settle these transactions. We receive commissions for these services without incurring credit or market risk.

Other — We are engaged in various ancillary FX related services and joint ventures, including providing technical expertise, and earning fees from data licensing. In addition, through ODL we earn commission revenues through ODL's equity and related brokerage activities.

Primary Expenses

Referring Broker Fees — Referring broker fees consist primarily of compensation paid to our referring brokers and white labels. We generally provide white labels access to our platform, systems and back-office services necessary for them to offer FX trading services to their customers. We also establish relationships with referring brokers that identify and direct potential FX trading customers to our platform. Referring brokers and white labels generally incur advertising, marketing and other expenses associated with attracting the customers they direct to our platform. Accordingly, we do not incur any incremental sales or marketing expense in connection with trading revenue generated by customers provided through our referring brokers and/or white labels. We do, however, pay a portion of the FX trading revenue generated by the customers of our referring brokers and/or white labels and record this under referring broker fees.

Compensation and Benefits — Compensation and benefits expense includes employee and member salaries, bonuses, stock compensation awards, benefits and employer taxes. Changes in this expense are driven by fluctuations in the number of employees, increases in wages as a result of inflation or labor market conditions, changes in rates for employer taxes and other cost increases affecting benefit plans. In addition, this expense is affected by the composition of our work force. The expense associated with our bonus plans can also have a significant impact on this expense category and may vary from year to year.

At the time of our initial public offering ("IPO") and in 2011 we granted awards of stock options to purchase shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees and independent directors. The stock options have a weighted-average exercise price of $13.74 per share and, subject to the option holder's continued employment, vest in equal annual installments over a four year period. As a result, we estimate the fair value of the issued awards at grant date, which is being recognized over the four year vesting period and recorded into the expense category in accordance with the manner in which the option holders' other compensation is recorded. We recorded stock compensation expense of $9.5 million and $0.7 for the years ended December 31, 2011 and 2010 which is included in our consolidated statements of operations and comprehensive income.

Advertising and Marketing — Advertising and marketing expense consists primarily of electronic media, print and other advertising costs, as well as costs associated with our brand campaign and product promotion.

Communications and Technology — Communications and technology expense consists primarily of costs for network connections to our electronic trading platforms; telecommunications costs; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading, our network/ platform capacity requirements and by changes in the number of telecommunication hubs and connections which provide our customers with direct access to our electronic trading platforms.

General and Administrative — We incur general and administrative costs to support our operations, including:

- *Professional fees and outside services expenses* — consisting primarily of legal, accounting and outsourcing fees;
- *Bank processing fees* — consisting of service fees charged by banks primarily related to our customer deposits and withdrawals;
- *Fees relating to our equity options brokerage activity*;
- *Regulatory fees* — consisting primarily of fees from regulators overseeing our businesses which are largely tied to our overall trading revenues; and
- *Occupancy and building operations expense* — consisting primarily of costs related to leased property including rent, maintenance, real estate taxes, utilities and other related costs. Our company headquarters are located in New York, NY, with other U.S. offices in Plano, TX and San Francisco, CA. Outside the United States, we have offices in London, Paris, Berlin, Athens, Milan, Hong Kong, Sydney, Jerusalem and Tokyo.

Our general and administrative expenses have increased as a result of the additional legal, accounting, insurance and other expenses associated with being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations have resulted in a significant increase in legal and accounting costs.

Depreciation and Amortization — Depreciation and amortization expense results primarily from the depreciation of long-lived assets purchased and internally developed software that has been capitalized. Amortization of purchased intangibles primarily includes amortization of intangible assets obtained through our acquisitions of ODL, FXCMJ and Foreland as described in this Annual Report and acquisitions of customer relationships from our competitors.

Income Taxes — Prior to our IPO in December 2010, we have historically operated as partnerships for U.S. federal income tax purposes and mainly as a corporate entity in non-U.S. jurisdictions. As a result, our income was not subject to U.S. federal and state income taxes. Generally, the tax liability related to income earned by these entities represents obligations of the individual partners and members. Income taxes shown on our historical consolidated income statements are attributable to the New York City unincorporated business tax and other income taxes on certain entities located in non-U.S. jurisdictions.

Following the IPO, FXCM Holdings, LLC and certain of its subsidiaries continue to operate in the United States as partnerships for U.S. federal income tax purposes and generally as corporate entities in non-U.S. jurisdictions. Accordingly, these entities in some cases continue to be subject to New York City unincorporated business taxes or non-U.S. income taxes. In addition, FXCM Inc. is subject to U.S. corporate federal, state and local income taxes that are reflected in our consolidated financial statements.

Other

Non-Controlling Interest — As a result of the IPO, FXCM Inc. is a holding company, and its sole material asset is a controlling equity interest in FXCM Holdings, LLC. As the sole managing member of FXCM Holdings, LLC, FXCM Inc. operates and controls all of the business and affairs of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its subsidiaries, conduct our business. FXCM Inc. consolidates the financial results of FXCM Holdings, LLC and its subsidiaries, and the ownership interest of the other members of FXCM Holdings, LLC is reflected as a non-controlling interest in the consolidated financial statements of FXCM Inc.

Segment Information

The FASB establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's operations relate to foreign exchange trading and related services and operate in two segments — retail and institutional, with different target markets with separate sales forces, customer support and trading platforms. For financial information regarding our segments, see Note 21 to our consolidated financial statements in "Item 8. Financial Statements and Supplementary Data".

Common Stock Repurchase Program

On May 17, 2011 the Company's Board of Directors approved the repurchase of $30.0 million of its Class A common stock (the "Stock Repurchase Program"). On October 17, 2011, the board of directors approved a $20.0 million increase in the Stock Repurchase Program for an aggregate of $50.0 million.

Credit Agreement

In December 2011, we entered into a three year credit agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for a revolving credit line of up to $75.0 million. Under certain circumstances, the credit line may be increased during the term of the Credit Agreement by up to $75.0 million thereby increasing the aggregate amount of the credit facility up to a maximum of $150.0 million. The Credit Agreement is guaranteed by certain subsidiaries of the Company and is secured by a pledge of all of the equity interests in certain of our domestic subsidiaries and 65% of the voting equity interests in certain of its foreign subsidiaries. See "Liquidity and Capital Resources" for more information.

RESULTS OF OPERATIONS

Acquisitions

On October 7, 2011 and March 31, 2011, the company acquired a 100% interest in Foreland (the "Foreland acquisition") and FXCMJ (the "FXCMJ Acquisition"), respectively, two Japan based foreign exchange providers. The acquisitions were designed to increase our profile in the Japanese market and accelerate its growth in Asia, utilizing Foreland and FXCMJ's relationships and sales force. As consideration, we provided $37.7 million and $15.7 million in cash, respectively. On October 1, 2010, we acquired a 100% interest in ODL, a leading broker of FX, CFDs, spread betting (where a customer takes a position against the value of an underlying financial instrument moving either upward or downward in the market) and equity options headquartered in the United Kingdom ("U.K.") (the "Acquisition"). The Acquisition was designed to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL's relationships and sales force. As consideration, we provided $2.2 million in cash and issued a 5.25% equity interest in the Company to ODL's shareholders for a total purchase price of $54.6 million. The acquisitions were accounted for in accordance with FASB ASC 805, *Business Combinations.* The assets acquired and the liabilities assumed were recorded at their fair values in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

The acquisitions resulted in a significant increase in goodwill and intangible assets in our consolidated statements of financial condition. Intangible assets acquired include non-compete agreements, retail customer relationships, institutional customer relationships, trade name and other items. The acquisitions will result in a significant increase in amortization of intangible assets in our consolidated statements of operations and comprehensive income as these intangible assets are amortized over their estimated useful lives.

Year Ended December 31, 2011 and 2010

The following table sets forth FXCM's consolidated statement of operations and comprehensive income for the years ended December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
	(In thousands)	
Revenues		
Retail trading revenue	$363,774	$318,472
Institutional trading revenue	28,908	27,833
Interest income	3,644	2,373
Other income	19,581	11,599
Total revenues	$415,907	$360,277
Expenses		
Referring broker fees	92,832	81,365
Compensation and benefits	95,086	76,195
Advertising and marketing	34,897	23,788
Communications and technology	31,869	27,120
General and administrative	71,244	38,077
Depreciation and amortization	20,053	9,306
Interest expense	329	116
Total expenses	346,310	255,967
Income before income taxes	69,597	104,310
Income tax provision	10,816	4,149
Net income	58,781	100,161
Other comprehensive income:		
Foreign currency translation gain/(loss)	60	(270)
Total comprehensive income	$ 58,841	$ 99,891

Highlights

- The year ended December 31, 2011 experienced strong growth in customer balances with a 63.3% increase in customer equity to $1.0 billion and a 19.5% increase in active accounts to approximately 163,094 compared to 2010.
- Total revenue increased 15.4% to $415.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. This increase was due primarily to increases in retail revenue and other income. Retail trading revenue increased 14.2% due primarily to retail trading volumes increasing by 18.7% for the year ended December 31, 2011 versus the year ended December 31, 2010, partially offset by 4% decrease in markup to $96 per million traded. Other income increased by $8.0 million or 68.8% to $19.6 million due primarily to $5.5 million increase in revenues from ODL's equity option brokerage activities and the inclusion of non-recurring income of $3.3 million attributable to the remeasurement of the tax receivable liability to reflect the Company's revised U.S. federal tax rate.
- Net income decreased 41.3% to $58.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010 as a result of higher expenses resulting from the acquisitions of Foreland, FXCMJ and ODL in October 2011, March 2011 and October 2010, respectively, including higher amortization of intangibles relating to these acquisitions. Net income also decreased as a result of $16.3 million of expenses relating to a settlement with the NFA and CFTC regarding trade execution activities.
- On October 7, 2011 and March 31, 2011, respectively, we completed the acquisitions of the retail FX businesses of Foreland and FXCMJ. Our acquisitions of the retail FX business of Foreland and FXCMJ are intended to increase our profile and accelerate our growth in the Japanese market utilizing their relationships and sales force.

Revenues

	December 31, 2011	December 31, 2010
	(In thousands)	
Revenues:		
Retail trading revenue	$ 363,774	$318,472
Institutional trading revenue	28,908	27,833
Interest income	3,644	2,373
Other income	19,581	11,599
Total revenues	415,907	360,227
Customer equity	$1,046,983	$641,152
Tradable accounts	194,606	175,240
Active accounts	163,094	136,427
Total retail trading volume(1) (billions)	$ 3,774	$ 3,178
Retail trading revenue per million traded(1)	$ 96	$ 100

(1) Volumes translated into equivalent U.S. dollars

Retail trading revenue increased by $45.3 million or 14.2% to $363.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. This increase was due primarily to retail trading volumes increasing 18.7% as a result of organic growth and the acquisitions of ODL in the fourth quarter of 2010 and, FXCMJ and Foreland in 2011, partially offset by a 4.0% decrease in markup to $96 per million traded. Our retail markup is influenced by a number of factors but tends to be negatively impacted by lower volatilities in the currency markets. During the year ended December 31, 2011, currency volatilities were lower than the year ended December 31, 2010 on average, the latter period including a very volatile May 2010 where Euro zone troubles were of particular focus.

Institutional trading revenue increased by $1.1 million or 3.9% to $28.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. While institutional trading volume increased 55.7% for the years ended December 31, 2011 compared to the year ended December 31, 2010, our markup or institutional trading revenue per million traded declined 32.4% This reflects in part FXCM's transition of a portion of its institutional business from a third party platform to an in-house platform and reducing its price per million to gain market share and increase volume.

Interest income increased by $1.3 million or 53.6% to $3.6 million for the year ended December 31, 2011 compared to year ended December 31, 2010. The increase was primarily due to higher cash balances which increased by 47.6% at December 31, 2011 versus December 31, 2010.

Other income increased 68.8% to $19.6 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, due primarily to $5.5 million increase in revenues from ODL's equity broker-dealer business and the inclusion of non-recurring income of $3.3 million attributable to the change in tax rate in 2011 attributable to the remeasurement of the tax receivable liability to reflect the Company's revised U.S. federal tax rate.

Expenses

	December 31, 2011	December 31, 2010
	(In thousands)	
Expenses:		
Referring broker fees	$ 92,832	$ 81,365
Compensation and benefits	95,086	76,195
Advertising and marketing	34,897	23,788
Communications and technology	31,869	27,120
General and administrative	71,244	38,077
Depreciation and amortization	20,053	9,306
Interest expense	329	116
Total expenses	$346,310	$255,967

Referring broker fees increased $11.5 million or 14.1% to $92.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The change was due primarily to a higher proportion of the Company's volume derived from indirect sources and the inclusion of Foreland, FXCMJ and ODL in the Company's results. Indirect volume increased 20.0% for the year ended December 31, 2011 as compared to the year ended December 31, 2010 due primarily to a higher proportion of trading volume in the year ended December 31, 2011 being derived from Asia, where the Company typically has more referring broker relationships than other regions. In addition, ODL, FXCMJ and Foreland which were acquired in October 1, 2010, March 31, 2011 and October 7, 2011, respectively, added $5.6 million in referring broker fees in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Compensation and benefits expense increased $18.9 million or 24.8% to $95.1 million for the year ended December 31, 2011 compared to the same period in 2010. The change was due primarily to $9.5 million in stock compensation expense resulting from stock options awards granted at the time of the IPO in December 2010 and in August of 2011 and $9.9 million of compensation expense from Foreland, FXCMJ and ODL which were acquired in October 2010 and March 31, 2011, respectively.

Advertising and marketing expense increased $11.1 million or 46.7% to $34.9 million for the year ended December 31, 2011 compared to the same period in 2010. The Company has been increasing spending of advertising and marketing to further growth, including initiating sponsorships of a FX television show and a trading contest that commenced in the first and third quarters of 2011, respectively, on the CNBC television network in the first quarter of 2011.

Communications and technology expense increased $4.7 million or 17.5% to $31.9 million for the year ended December 31, 2011, compared to the same period in 2010. $4.5 million of the increase is due to the acquisition of Foreland, FXCMJ and ODL offset by a slight decrease in communication and technology expense relating to our institutional trading business for the year ended December 31, 2011.

General and administrative expense increased $33.2 million or 87.1% to $71.2 million for the year ended December 31, 2011 compared to the same period in 2010. $16.3 million of the increase was due to costs related to a settlement with the NFA and CFTC relating to trade execution activities, $11.3 million due to the inclusion of Foreland, FXCMJ and ODL in the results of the year ended December 31, 2011, $4.4 million increased occupancy costs relating to the Company's relocation of its corporate headquarters, and $2.2 million in higher professional fees associated with being a public company.

Depreciation and amortization expense rose $10.7 million or 115.5% to $20.1 million during the year ended December 31, 2011 compared to the same period in 2010. Of this amount, $4.5 million was increased amortization due to the amortization of intangibles acquired in the ODL and FXCMJ purchases, $1.5 million due to the inclusion of depreciation related to Foreland, FXCMJ and ODL in the Company's results in the year ended December 31, 2011 following the acquisition of Foreland, FXCMJ and ODL on October 1, 2010 and March 31, 2011, respectively. The remainder is higher depreciation and amortization expense resulting from higher office, communication, computer equipment and software.

Income Taxes

	December 31, 2011	December 31, 2010
	(In thousands, except percentages)	
Income before income taxes	$69,597	$104,310
Income tax provision	$10,816	$ 4,149
Effective tax rate	15.5%	4.0%

Income tax provision increased $6.7 million or 160.7% to $10.8 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. While income before taxes decreased 33.3%, our effective tax rate increased from 4.0% to 15.5% due to a shift in 2011 from taxation as primarily a partnership for U.S. income purposes to a portion, FXCM Inc., being taxed as a corporation for U.S. tax purposes at a substantially higher tax rate. Additionally, trading activity moved from the U.S. to the U.K., increasing the level of business activity in the U.K. and the provision for income taxes in the U.K. Since a majority of our business in still in partnership form in 2011, a shift in business to the U.K with a 26% statutory rate in 2011 from the U.S. resulted in an increase in our effective tax rate.

Year Ended December 31, 2010 and 2009

The following table sets forth our consolidated statement of operations and comprehensive income for the years ended December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
	(In thousands)	
Revenues		
Retail trading revenue	$318,472	$291,668
Institutional trading revenue	27,833	21,107
Interest income	2,373	1,289
Other income	11,599	8,666
Total revenues	$360,277	322,730
Expenses		
Referring broker fees	81,365	76,628
Compensation and benefits	76,195	62,588
Advertising and marketing	23,788	29,355
Communications and technology	27,120	24,026
General and administrative	38,077	26,453
Depreciation and amortization	9,306	6,542
Interest expense	116	125
Total expenses	255,967	225,717
Income before income taxes	104,310	97,013
Income tax provision	4,149	10,053
Net income	100,161	86,960
Other comprehensive income:		
Foreign currency translation gain	(270)	452
Total comprehensive income	$ 99,891	$ 87,412

Highlights

- The year ended December 31, 2010 experienced strong growth in customer balances with an 81.2% increase in customer equity to $641.2 million and a 16.7% increase in active accounts to 136,427.
- Total revenues increased 11.6% to $360.3 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. This increase was due primarily to increases in retail and institutional trading revenues. While retail trading volume decreased by 9.3% in 2010 versus 2009, due in large part to lower average volatility in the currency markets, retail trading revenues increased due to the inclusion of CFD trading, a new product offering introduced in the latter part of 2009, increased payments for order flow and higher fees from our white labels.
- Net income increased 15.2% to $100.2 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to a decrease in our effective tax rate and an increase in our revenues, which were partially offset by an increase in total expenses.
- On October 1, 2010, we acquired ODL, a leading broker of retail FX, CFDs, spread betting, and equity options headquartered in the U.K. Our acquisition of ODL is intended to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL's relationships and sales force.
- On December 7, 2010, we completed an IPO of our Class A common stock. Pursuant to the IPO, we sold 17,319,000 shares of Class A common stock (which includes 2,259,000 shares of Class A common stock sold as a result of the exercise of the underwriters' over-allotment option).

Revenues

	December 31, 2010	December 31, 2009
	(In thousands)	
Revenues:		
Retail trading revenue	$318,472	$291,668
Institutional trading revenue	27,833	21,107
Interest income	2,373	1,289
Other income	11,599	8,666
Total revenues	360,227	322,730
Customer equity	$641,152	$353,825
Tradeable accounts	175,240	140,565
Active accounts	136,427	116,919
Total retail trading volume(1) (billions)	$ 3,178	$ 3,504
Retail trading revenue per million traded(1)	$ 100	$ 83

(1) Volumes translated into equivalent U.S. dollars

Retail trading revenue increased by $26.8 million or 9.2% to $318.5 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase is attributable to an increase in markup on retail trading revenue, primarily due to the inclusion of revenues from CFD trading, a new product offering introduced in September 2009, increased payments for order flow and higher fees from our white label relationships.

Institutional trading revenue increased by $6.7 million or 31.9% to $27.8 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. Our institutional business grew through a continuing expansion of its customer base and volumes executed by our institutional clients grew 43% to $752 billion for the year ended December 31, 2010 compared to $525 billion for the year ended December 31, 2009.

Interest income increased by $1.1 million or 84.1% to $2.4 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 due primarily to cash balances which increased by

69.0% at December 31, 2010 versus December 31, 2009. In addition, the average interest rate received on our cash balances increased to 0.4% for the year ended December 31, 2010 compared to 0.3% for the year ended December 31, 2009.

Other income increased by $2.9 million or 33.8% to $11.6 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, due primarily to the inclusion of $1.9 million in revenues from ODL's equity broker-dealer business, recorded in other income.

Expenses

	December 31, 2010	December 31, 2009
	(In thousands)	
Expenses:		
Referring broker fees	$ 81,365	$ 76,628
Compensation and benefits	76,195	62,588
Advertising and marketing	23,788	29,355
Communications and technology	27,120	24,026
General and administrative	38,077	26,453
Depreciation and amortization	9,306	6,542
Interest expense	116	125
Total expenses	$255,967	$225,717

Referring broker fees increased $4.7 million or 6.2% to $81.4 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, in line with increases in volume from referring brokers. For the year ended December 31, 2010, volume from referring brokers increased 3.0% from the year ended December 31, 2009, due primarily to FXCM entering into a white label arrangement with ODL prior to final closing on October 1, 2010.

Compensation and benefits expense increased $13.6 million or 21.7% to $76.2 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. Of this amount, $6.9 million was due to compensation arrangements with a former employee and our Chief Financial Officer resulting from the IPO and stock compensation expense resulting from stock options awards granted at the time of the IPO, $3.2 million was a result of the acquisition of ODL, and the remainder was due primarily to additional staff in our sales, operations and finance departments.

Advertising and marketing expense decreased $5.6 million or 19.0% to $23.8 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, as we benefited from attractive pricing of electronic media.

Communications and technology expense increased $3.1 million or 12.9% to $27.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 due to enhanced network capacity requirements.

General and administrative expense increased $11.6 million or 43.9% to $38.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, due primarily to $2.7 million of professional fees and other expenses resulting from our acquisition of ODL, $0.8 million of expenses relating to the write-off of advances made to a software developer, $1.0 million due to increased rent and occupancy expenses resulting from additional branch office openings in Europe, the move of our Hong Kong office and increased office space in New York, and $6.7 million due to an increase in prime brokerage, legal, accounting and regulatory fees, and operations support activities as a result of an expansion of our business and the Acquisition.

Depreciation and amortization expense rose $2.8 million or 42.3% to $9.3 million during the year ended December 31, 2010 compared to the year ended December 31, 2009. Of this amount, $1.8 million was due to related expenses resulting from office, communication and computer equipment and intangibles that were acquired in the Acquisition. Depreciation and amortization also increased as we financed a portion of our server and technology upgrades through capital expenditures as opposed to financing through operating leases.

Income Taxes

	December 31, 2010	December 31, 2009
	(In thousands, except percentages)	
Income before income taxes	$104,310	$97,013
Income tax provision	$ 4,149	$10,053
Effective tax rate	4.0%	10.4%

Income tax provision decreased $5.9 million or 58.7% to $4.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. While income before taxes increased 8%, our effective tax rate decreased from 10.4% to 4.0% due primarily to a shift throughout 2010 of trading activity from the U.K. to the United States, decreasing the level of business activity in the U.K. and the provision for income taxes in the U.K. We were primarily treated as a partnership for U.S. federal and certain state income tax purposes during 2010 and 2009. Accordingly, changes in the proportion of income derived in the United States, generally were not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes, from the U.K. with a 28% statutory rate, resulted in a decrease in our effective tax rate. Going forward, FXCM and certain of their subsidiaries will continue to operate in the United States as partnerships for U.S. federal income tax purposes and generally as corporate entities in non-U.S. jurisdictions. Accordingly, these entities in some cases will continue to be subject to New York City unincorporated business taxes or non-U.S. income taxes. In addition, FXCM Inc. will be subject to U.S. corporate federal, state and local income taxes that will be reflected in our consolidated and combined financial statements.

Segment Results

Years Ended December 31, 2011, 2010 and 2009

Retail trading — Retail Trading is our largest segment and consists of providing FX trading and related services to approximately 163,094 active retail customers globally as of December 31, 2011.

Revenues, operating expenses and income before income taxes of the Retail Trading segment for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
	(In thousands)	
Revenues	$383,685	$332,444
Operating expenses	220,963	167,723
Income before income taxes	$162,722	$164,721

Revenues for the Retail Trading segment increased $51.2 million or 15.4% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase is a result of retail customer trading volume increased 18.7% to $3,774 billion, partially offset by the markup for retail trading revenue per million traded decreasing 4.0% from $100 to $96, increased revenue from a full year of ODL's business and the inclusion of Foreland and FXCMJ's revenues in the year ended December 31, 2011.

Operating expenses increased $53.2 million or 31.7% to $221.0 million for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase was due primarily to $11.4 million or 14.2% higher referring broker fees, $14.1 million or 34.2% in higher compensation and benefits expense, $10.7 million or 115.5% higher depreciation and amortization expense, $11.1 million or 46.8% in higher advertising and marketing expense and $6.1 million or 65.7% of higher bank processing and regulatory fees. The increase in referring broker expense was due primarily to a higher proportion of the Company's volume derived from indirect sources and the inclusion of Foreland, FXCMJ and ODL in the Company's results. The increase in compensation and benefits expense was due primarily to stock compensation expense resulting from stock options awards granted at the time of the IPO in December 2010 and the inclusion of ODL's and FXCMJ's compensation and benefit expenses in the Company's result for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase in depreciation and amortization expense was due primarily to the amortization of intangibles acquired in the Foreland, FXCMJ and ODL purchases and the inclusion of Foreland's, FXCMJ's and ODL's depreciation and amortization expenses in the Company's results in the year ended December 31, 2011 following the acquisitions of Foreland, FXCMJ and ODL in October 2010 and March 2011, respectively. The Company has been increasing spending of advertising and marketing to further growth, including initiating a sponsorship of a FX television show on the CNBC television network in the first quarter of 2011. The increase in general and administrative expense fees was primarily due to the inclusion of Foreland, FXCMJ and ODL in the Company's results for the year ended December 31, 2011 compared to the year ended December 31, 2010 and higher prime brokerage fees.

Revenues, operating expenses and income before income taxes of the Retail Trading segment for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Revenues	$332,444	$301,623
Operating expenses	167,723	151,853
Income before income taxes	$164,721	$149,770

Revenues for the Retail Trading segment increased $30.8 million or 10.2% for the year ended December 31, 2010 compared to the year ended December 31, 2009 as markup for retail trading revenue per million traded increased from $83 to $100 primarily due to the inclusion of revenues from CFD trading, a new product segment that was introduced in late 2009, increased payments for order flow, a new white label arrangement as well as higher fees from this business. 2010 retail trading revenues also includes FX and CFD revenues from ODL. The increase in markup was offset by a 9% decline in retail trading volume primarily due to decreases in trading from our South Korean referring brokers as a result of changes in regulation. Although retail trading volume decreased, customer equity increased to $641.2 million or 81.2% as active accounts increased by 16.7%.

Operating expenses increased $15.9 million or 10.5% to $167.7 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 as we experienced organic growth, growth through the acquisition of ODL, higher level of business activities, and increased regulatory costs. Referring broker fees increased $4.7 million or 6.2% to $81.4 million. While there was a decrease in the proportion of volume attributable to large referring brokers that typically have higher-cost arrangements, commissions paid to referring brokers increased as a result of a new white label arrangement. Referring broker fees for the year ended December 31, 2010 also included fees paid by ODL. Other contributing factors to the increase were higher compensation and benefits expense as we incurred costs associated with compensation arrangements with a former employee and our chief financial officer, stock compensation expense resulting from stock compensation awards granted to certain employees and independent members of the board of directors at the time of the IPO and increases in headcount as our sales and operations departments grew with our higher level of business activities, increased depreciation and amortization expense as a result of related expenses for office, communication and computer equipment and intangibles that were acquired in the Acquisition and an increase in technology upgrades through capital expenditures rather than operating leases. We offset this increase with a decrease in advertising and marketing expense as advertising purchases returned to more normalized levels compared to the year ended December 31, 2009 where we took advantage of attractive pricing of electronic media and initiated a major campaign to increase customer account balances. Income before tax provision increased $15.0 million or 10.0% to $164.7 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 due to 10.2% higher revenues and 10.5% increase in operating expenses.

Institutional Trading — Our Institutional Trading segment operates under the name FXCM Pro and generates revenues by executing spot foreign currency trades on behalf of institutional customers, enabling them to obtain optimal prices offered by our FX market makers. The counterparties to these trades are external financial institutions that hold customers account balances and settle these transactions. We receive commissions for these services without incurring credit or market risk.

Revenues, operating expenses and income before income taxes of the Institutional Trading segment for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
	(In thousands)	
Revenues	$28,908	$27,833
Operating expenses	14,763	18,931
Income before income taxes	$14,145	$ 8,902

Revenues for our Institutional Trading segment increased $1.1 million or 3.9% to $28.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. While institutional trading volume increased 55.9% for the year ended December 31, 2011 compared to the year ended December 31, 2010 our markup or institutional trading revenue per million traded declined 32.4%. This reflects in part FXCM's transition of a portion of its institutional business from a third party platform to an in-house platform and reducing its price per million to gain market share and increase volumes.

Operating expenses decreased $4.2 million or 22.0% to $14.8 million for the year ended December 31, 2011, compared to the year ended December 31, 2010. The change is due primarily to $1.5 million in higher compensation and benefits expense resulting from stock options awards granted at the time of the IPO in December 2010 and higher benefit costs, offset by $3.8 million of lower communication and technology expense, due to a non-recurring lump sum settlement of a disputed amount in the prior year to a third party provider of the platform used by the institutional segment to provide trading services.

Revenues, operating expenses and income before income taxes of the Institutional Trading segment for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Revenues	$27,833	$21,107
Operating expenses	18,931	13,092
Income before income taxes	$ 8,902	$ 8,015

Revenues for our Institutional Trading segment increased $6.7 million or 31.9% to $27.8 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. The Institutional Trading segment grew through continued expansion of its customer base and a 43% increase in institutional FX trading volumes to $752 billion for the year ended December 31, 2010 versus $525 billion for the year ended December 31, 2009.

Operating expenses increased $5.8 million or 44.6% to $18.9 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 due primarily to higher compensation and benefits expense resulting from the increase in business profitability. A significant portion of compensation and benefits of our Institutional Trading is linked to unit profitability.

Corporate — Loss before income taxes of the Corporate segment for the year ended December 31, 2011 an 2010 are as follows:

	December 31, 2011	December 31, 2010
	(In thousands)	
Revenues	$ 3,314	$ —
Operating expenses	110,584	69,313
Loss before income taxes	$(107,270)	$(69,313)

Loss before income taxes increased $38.0 million or 54.8% to $107.3 million for the year ended December 31, 2011, compared to the year ended December 31, 2010. $22.1 million of increased general and administrative cost which includes a $16.3 million regulatory settlement reserve, higher compensation cost of $3.3 million resulting from the inclusion of ODL and stock compensation awards, and $8.5 million in higher Communication and Technology. $4.4 million in increased rent and occupancy expense were the result of additional branch office openings in Europe, the relocation of our Hong Kong office and increased space in New York, and $2.3 million was due to an increase in legal and accounting fees. These increases were offset by the inclusion of non-recurring income of $3.3 million attributable to the remeasurement of the tax recievable liability to reflect the Company's revised U.S. federal tax rate.

Loss before income taxes of the Corporate segment for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Revenues	—	—
Operating expenses	$69,313	$60,772
Loss before income taxes	$69,313	$60,772

Loss before income taxes increased $8.5 million or 14.1% to $69.3 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to higher general and administrative costs resulting from $2.7 million of professional fees and other expenses resulting from our acquisition of ODL, $0.8 million of expenses relating to the write-off of advances made to a software developer, $1.0 million due to increased rent and occupancy expenses resulting from additional branch office openings in Europe, the relocation of our Hong Kong office and increased office space in New York, and $6.7 million due to an increase in prime brokerage, legal, accounting and regulatory fees, and operations support activities as a result of an expansion of our business and the Acquisition offset by $1.9 million in write-off of advances made to a software developer.

Quarterly Financial Data (Unaudited)

	For the Year Ended December 31, 2011 (In thousands, except per share data)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues				
Retail trading revenues	$ 95,540	$ 97,017	$ 93,482	$77,735
Institutional trading revenues	7,088	7,720	6,721	7,379
Interest Income	807	963	933	941
Other Income	5,353	3,368	2,263	8,597
Total revenues	108,788	109,068	103,399	94,652
Expenses				
Referring broker fees	20,579	25,720	24,932	21,601
Compensation and benefits	26,424	22,955	23,121	22,586
Advertising and marketing	10,522	9,870	7,487	7,018
Communication and technology	8,310	8,190	8,010	7,359
General and administrative	15,888	13,197	29,244	12,915
Depreciation and amortization	5,852	5,367	4,740	4,094
Interest expense	103	93	60	73
Total expenses	87,678	85,392	97,594	75,646
Income before income taxes	21,110	23,676	5,805	19,006
Income Tax Provision	61	8,136	2,070	549
Net income	21,049	15,540	3,735	18,457
Net income attributable to noncontrolling interest	17,822	12,142	420	15,661
Net income attributable to FXCM Inc.	$ 3,227	$ 3,398	$ 3,315	$ 2,796

	For the Year Ended December 31, 2011			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net Income (In thousands)	$3,227	$3,398	$3,315	$2,796
Net income per Class A Share:				
Basic and Diluted	$ 0.21	$ 0.21	$ 0.19	$ 0.16

Quarterly Financial Data (Unaudited)

	For the Year Ended December 31, 2010 (In thousands)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues				
Retail trading revenues	$83,865	$80,383	$86,477	$67,748
Institutional trading revenues	7,054	7,190	7,402	6,187
Interest Income	880	488	489	516
Other Income	4,328	2,470	2,294	2,509
Total revenues	96,127	90,531	96,662	76,960
Expenses				
Referring broker fees	19,685	24,607	21,418	15,655
Compensation and benefits	23,872	17,826	17,608	16,891
Advertising and marketing	6,873	5,601	5,979	5,336
Communication and technology	7,948	6,373	7,260	5,538
General and administrative	12,285	8,178	9,181	8,433
Depreciation and amortization	4,014	1,831	1,718	1,743
Interest expense	39	27	25	26
Total expenses	74,716	64,443	63,189	53,622
Income before income taxes	21,411	26,088	33,473	23,338
Income Tax Provision	632	(1,449)	2,358	2,608
Net income	20,779	27,537	31,115	20,730
Net income attributable to noncontrolling interest	20,633	27,537	31,115	20,730
Net income attributable to FXCM Inc.	$ 146	$ —	$ —	$ —

	December 7, 2010 Through December 31, 2010
Net Income (In thousands)	$ 146
Net Income per Class A Share:	
Basic and Diluted	$0.01

LIQUIDITY AND CAPITAL RESOURCES

We believe that cash generated by or available to the Company should be sufficient to fund its corporate needs for the foreseeable future. The Company's source of cash includes cash provided by operations, cash and cash equivalents and available borrowing capacity under its credit agreement. We primarily invest our cash in short-term demand deposits at various financial institutions. In general, we believe all our deposits are with institutions of high credit quality and we have sufficient liquidity to conduct the operations of our businesses.

As a holding company, almost all of the funds generated from our operations are earned by our operating subsidiaries. We access these funds through receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to requirements of various regulatory bodies relating to liquidity and capital standards, which may limit the funds available for the payment of dividends to us.

		As of December 31, 2011		
	Regulatory Jurisdiction	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital
		(In thousands)		
Forex Capital Markets, LLC	USA	$26.7	$27.1	$ 0.4
Forex Capital Markets, Ltd.	U.K.	12.7	40.3	27.6
FXCM Asia, Ltd.	Hong Kong	5.5	17.4	11.9
FXCM Australia, Ltd.	Australia	1.3	4.3	3.0
ODL Group, Ltd.	U.K.	10.2	38.2	28.0
FXCM Securities, Ltd.	U.K.	5.2	24.4	19.2
FXCM Japan Securities Co., Ltd.	Japan	9.5	33.6	24.1

If total borrowings outstanding exceeds the aggregate revolving commitments then in effect, the Company is required to immediately repay the revolving loans in an aggregate amount equal to such excess. As of December 31, 2011, the Company was not subject to such repayment requirements.

Cash Flow and Capital Expenditures

Years Ended December 31, 2011 and 2010

The following table sets forth a summary of our cash flow for the years ended December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010
	(In thousands)	
Cash provided by operating activities	$ 82,630	$ 89,512
Cash used for investing activities	(44,284)	(9,190)
Cash used for financing activities	(44,052)	(28,835)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2,903)	1,985
Net increase in cash and cash equivalents	(8,609)	53,472
Cash and cash equivalents – end of year	$184,721	$193,330

Cash provided by operating activities was $82.6 million for the year ended December 31, 2011 compared to $89.5 million for the year ended December 31, 2010, a decrease of $6.9 million. This decrease was due to $41.4 million lower net income in addition to a increase of $34.5 million in adjustments to reconcile net income to net cash provided by operating activities in the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase in adjustments to reconcile net income to net cash provided by operating activities was primarily a result of an decrease in cash and cash equivalents, held for customers of $116.3 million for the year ended December 31, 2011 compared to an increase of $126.8 million for the year ended December 31, 2010, an increase in other assets of $4.6 million for the year ended December 31, 2011 versus an increase of $3.2 million for the year ended December 31, 2010, an increase of $119.0 million in customer account liabilities for the year ended December 31, 2011 compared to an increase of $100.6 million for the year ended December 31, 2011, a $8.1 million increase in accounts payable and accrued expenses versus an increase of $0.6 million for the year ended December 31, 2010 and a $4.3 million decrease in due to brokers versus an increase of $11.2 million for the years ended December 31, 2011 and 2010, respectively.

Cash used in investing activities was $44.3 million for the year ended December 31, 2011 compared to $9.2 million for the year ended December 31, 2010, an increase of $35.0 million. The reason for the increase in cash used was $30.0 million for the purchase of fixed assets for the year ended December 31, 2011 compared to $8.6 million for the purchase of fixed assets for the year ended December 31, 2011, cash paid for the acquisition of FXCMJ and Foreland of $12.8 and purchase of intangible assets in the amount of $1.5 million.

Cash used in financing activities was $44.1 million for the year ended December 31, 2011, compared to $28.8 million for the year ended December 31, 2010, an increase of $15.2 million. The decrease in cash used in financing activities was due to lower distributions to members in the year ended December 31, 2011 of $29.9 million compared to a payout of $70.7 million in the year ended December 31, 2010, dividend paid in amount of $3.9 million and the repurchase of treasury stock in the amount of $26.4 million.

Capital expenditures were $31.5 million for the year ended December 31, 2011, compared to $12.3 million for the year ended December 31, 2010. Capital expenditures for the year ended December 31, 2011 relate to capitalized software of $10.2 million, license of $10.1 million, computer equipment of $6.5 and leasehold improvements of $3.8 million as a result of the New York office relocating its corporate headquarters.

Years Ended December 31, 2010 and 2009

The following table sets forth a summary of our cash flow for the years ended December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
	(In thousands)	
Cash provided by operating activities	$ 89,512	$ 79,146
Cash used for investing activities	(9,190)	(11,105)
Cash used for financing activities	(28,835)	(110,778)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,985	2,628
Net increase in cash and cash equivalents	53,472	(40,109)
Cash and cash equivalents – end of year	$193,330	$ 139,858

Cash provided by operating activities was $89.5 million for the year ended December 31, 2010 compared to $79.1 million for the year ended December 31, 2009, an increase of $10.4 million. This increase was due to $13.2 million higher net income offset by $2.8 million higher adjustments to reconcile net income to net cash provided by operating activities in the year ended December 31, 2010 compared to the year ended December 31, 2009. The higher adjustments to reconcile net income to net cash provided by operating activities was primarily a result of an increase in cash and cash equivalents, held for customers of $126.8 million for the year ended December 31, 2010 compared to an increase of $102.6 million for the year ended December 31, 2009, an increase in other assets of $3.2 million for the year ended December 31, 2010 versus an increase of $0.8 million for the year ended December 31, 2009, an increase of $100.6 million in customer account liabilities for the year ended December 31, 2010 compared to an increase of $100.4 million for the year ended December 31, 2009, a $0.2 million increase in accounts payable and accrued expenses versus a decrease of $1.7 million for the year ended December 31, 2009 and a $11.2 million increase in due to brokers versus a decrease of $2.4 million for the years ended December 31, 2010 and 2009, respectively.

Cash used in investing activities was $9.2 million for the year ended December 31, 2010 compared to $11.1 million for the year ended December 31, 2009, a decrease of $1.9 million. The reason for the decrease in cash used was a $3.7 million of capital expenditure for software development for the year ended December 31, 2010 and the purchase of other fixed assets of $8.6 compared to purchases of other fixed and intangible assets of $8.0 million and $1.2 million, respectively for the year ended December 31, 2009 and $2.0 million of cash paid for investments for the year ended December 31, 2009 representing an equity interest in a developer of software and FX trading software. This was partially offset by $4.3 million of cash acquired from the purchase of ODL.

Cash used in financing activities was $28.8 million for the year ended December 31, 2010, compared to $110.8 million for the year ended December 31, 2009, a decrease of $82.0 million. The decrease in cash used in financing activities was due to lower distributions to members in the year ended December 31, 2010 of $70.7 million compared to a payout of $100.0 million in the year ended December 31, 2009, net proceeds from the IPO of $41.9 million, and in the year ended December 31, 2010 and a repayment of $10.7 million of a note payable to a member in the year ended December 31, 2009.

Capital expenditures were $12.3 million for the year ended December 31, 2010, compared to $11.1 million for the year ended December 31, 2009. The increase in capital expenditures was related to a $3.7 million capital expenditure for software development for the year ended December 31, 2010 and purchase of other fixed assets of $8.6 million compared to purchases of other fixed and intangible assets of $8.0 million and $1.2 million, respectively, for the year ended December 31, 2009 and $2.0 million of cash paid for investments for the year ended December 31, 2009 representing an equity interest in a developer of software and FX trading software.

Credit Agreement

In December 2011, the Company entered into a three year credit agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for a revolving credit line of up to $75.0 million. Under certain circumstances, the credit line may be increased during the term of the Credit Agreement by up to $75.0 million thereby increasing the aggregate amount of the credit facility up to a maximum of $150.0 million. The Credit Agreement is guaranteed by certain subsidiaries of the Company and is secured by a pledge of all of the equity interests in certain of the Company's domestic subsidiaries and 65% of the voting equity interests in certain of its foreign subsidiaries.

The interest rates applicable to loans under the Credit Agreement are generally based on either the Base Rate or the Eurodollar Rate, plus, in each case, an applicable margin as described below. The Base Rate means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate, as defined in the Credit Agreement, plus 0.5%, (b) the rate of interest in effect for such day as publicly announced from time to time by the administrative agent as its prime rate, and (c) the Eurodollar Rate plus 1.00%. The Eurodollar Rate means, generally, for an interest Period, as that term is defined in the Credit Agreement, with respect to a Eurodollar Rate Loan, the rate per annum equal to (i) the British Bankers Association LIBOR Rate, or (ii) if such rate is not available, the rate per annum determined by the administrative agent. In addition, the Company must pay an annual commitment fee ranging from 0.25% to 0.40% on the undrawn commitments under the Credit Agreement. There was no outstanding amount under the Credit Agreement as of December 31, 2011 and consequently, no related interest expense.

Pursuant to financial covenants in the Credit Agreement, the Company is required to maintain: excess net capital amount of 125% of adjusted net capital required to be maintain as of the last day of any fiscal quarter for two of its subsidiaries (Forex Capital Markets, LLC and Forex Capital Markets, Ltd.), Consolidated Interest Coverage Ratio and Consolidated Leverage Ratio, as defined therein, of 4:00 to 1:00 and 2:00 to 1:00, respectively, as of the last day of any fiscal quarter and Net Unhedged Exposure, as defined therein, of less than 10% of total assets of the Company and its subsidiaries. In addition, the Credit Agreement contains certain customary restrictive covenants as well as certain customary events of default.

The Credit Agreement will expire on December 19, 2014, unless earlier terminated.

NON-GAAP FINANCIAL MEASURES

Management uses certain financial measures to evaluate our operating performance, as well as the performance of individual employees, that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

More specifically, we utilize results presented on an Adjusted Pro Forma basis, including Adjusted EBITDA, that excludes certain items relating to the initial public offering of FXCM Inc. and also reflects the exchange of all units of FXCM Holdings, LLC for shares of Class A common stock of FXCM Inc. We believe that these Adjusted Pro Forma measures, when presented in conjunction with comparable U.S. GAAP measures, are useful to investors to compare our results across different periods and facilitate an understanding of our operating results. The differences between Adjusted Pro Forma and U.S. GAAP results are as follows:

1. *Assumed Exchange of Units of FXCM Holdings, LLC for FXCM Inc. Class A Shares.* As a result of the exchange of FXCM Holdings units, the non-controlling interest related to these units is converted to controlling interest. Management believes that it is useful to provide the per-share effect associated with the assumed exchange of all FXCM Holdings units.

2. *Income Taxes.* Prior to the initial public offering we were organized as a series of limited liability companies and foreign corporations and, even following the initial public offering, not all of our income is subject to corporate-level taxes. Adjustments have been made to the Adjusted Pro Forma tax provisions and earnings to assume that we had adopted a conventional corporate tax structure and are taxed as a C corporation in the U.S. at the prevailing corporate rates, that all deferred tax assets relating to foreign operations are fully realizable within the structure on a consolidated basis and that adjustments for deferred tax assets related to the ultimate tax deductions for equity-based compensation awards are made directly to stockholders' equity. These assumptions are consistent with the assumption in clause 1 above that all FXCM Holdings units are exchanged for shares of FXCM Inc. Class A common stock, as the assumed exchange would change our tax structure.

3. *Elimination of Certain Initial Public Offering-Related Expenses.* In addition, adjusted Pro Forma results for 2010 exclude one-time charges relating to our initial public offering. Management believes that this adjustment results in a more meaningful comparison with prior and succeeding period results.

The following table reconciles our Adjusted Pro Forma results with our results presented in accordance with U.S. GAAP for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,								
	2011			2010			2009		
	In millions								
	As Reported	Adjustments	Adjusted Pro Forma	As Reported	Adjustments	Adjusted Pro Forma	As Reported	Adjustments	Adjusted Pro Forma
Revenues	$415.9	$ (3.3)[1]	$412.6	$360.3	$ —	$360.3	$322.7	$ —	$322.7
Expenses									
Referring broker fees	92.8	—	92.8	81.4	—	81.4	76.6	—	76.6
Compensation and Benefits	95.1	(9.3)[2]	85.8	76.2	(6.8)[2]	69.4	62.6	—	62.6
Depreciation and amortization	20.1	—	20.1	9.3	—	9.3	6.5	—	6.5
Other expenses	138.3	(16.3)[3]	122.1	89.1	—	89.1	80.0	—	80.0
Total expenses	346.3	(25.5)	320.8	256.0	(6.8)	249.2	225.7	—	225.7
Income before income taxes	69.6	22.2	91.8	104.3	6.8	111.1	97.0	—	97.0
Income tax provision	10.8	13.8[4]	24.6	4.2	37.3[4]	41.5	10.1	25.6[4]	35.6
Net income	58.8	8.4	67.2	100.1	(30.5)	69.6	87.0	(25.6)	61.4
Net income attributable to noncontrolling interest	46.1	(46.1)[5]	0	100.0	(100.0)[5]	—	87.0	(87.0)	—
Net income attributable to FXCM Inc.	$ 12.7	$ 54.4	$ 67.2	$ 0.1	$ 69.5	$ 69.6	$ —	$ 61.4	$ 61.4
Fully diluted shares outstanding			74.5[6]			75.3[6]			75.3[6]
Earnings per share			$ 0.90			$ 0.92			$ 0.82

The following table reconciles adjusted EBITDA to Adjusted Pro Forma Net Income, as presented and reconciled in the prior table for the years ended December 31, 2011, 2010 and 2009:

	Twelve Months Ended December 31,		
	Adjusted Pro Forma		
	In millions		
	2011	2010	2009
Net income attributable to FXCM Inc.	67.2	69.6	61.4
Net income attributable to noncontrolling interest	—	—	—
Provision for income taxes	24.6	41.5	35.6
Depreciation and amortization	20.1	9.3	6.5
EBITDA	**111.9**	**120.4**	**103.5**

(1) Represents the elimination of an amount attributable to the remeasuement of due to members pursuant to our tax receivable agreement. This is a non-recuring income attritubatable to the change in our U.S. federal tax rate.

(2) Represents the elimination of equity-based compensation associated with the IPO and onetime charges in 2010 relating to certain arrangements with a former employee and our CFO as a result of the IPO.

(3) Represents an adjustment to costs relating to a settlement with the NFA and CFTC regarding trade execution activities. Pursuant to an agreement with a subsidiary of Holdings, certain founding members of Holdings agreed to reimburse the cost of these matters up to $16.0 million plus additional amounts as approved by such founding members, $16.0 million and $0.3 million were recorded in July 2011 and August 2011, respectively. Consequently, there was no impact to the Corporation's net income for the period ended December 31, 2011 as the entire expense was allocated to such founding members. $16.3 million of additional capital was provided by the respective founding members.

(4) Represents an adjustment to reflect the assumed effective corporate tax rate of approximately 26.8% and 37.3% and 36.7%, for the year ended December 31, 2011, 2010 and 2009, respectively, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction. The adjustment assumes full exchange of all Holdings Units (excluding Holdings Units held by FXCM Inc.) for shares of Class A common stock of FXCM Inc.

(5) Represents the elimination of the non-controlling interest associates with the ownership by existing unitholders of FXCM Holdings, LLC (excluding FXCM Inc.), as if the unit holders had fully exchanged their Holdings Units for shares of Class A common stock of FXCM Inc.

(6) Fully diluted shares assuming all unitholders (excluding FXCM Inc.) had fully exchanged their Holdings Units for shares of Class A common stock of FXCM Inc.

Contractual Obligations and Commercial Commitments

The following tables reflect a summary of our contractual cash obligations and other commercial commitments at December 31, 2011:

	As of December 31, 2011				
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
			(In thousands)		
Lease obligations	$48,156	$6,091	$9,363	$5,688	$27,014
Vendor obligations	970	643	313	14	—
Total	**$49,126**	**$6,734**	**$9,676**	**$5,702**	**$27,014**

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any significant off-balance sheet arrangements as defined by the regulations of the SEC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The notes to our consolidated financial statements include disclosure of our significant accounting policies and estimates. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to affect our financial position and operating results. While all decisions regarding accounting policies are important, there are certain accounting policies and estimates that we consider to be critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to revenue recognition, cash and cash equivalents, held for customers, fair value measurements valuation and office, communication and computer equipment.

A summary of our significant accounting policies and estimates follows:

Revenue Recognition

The Company makes foreign currency markets for customers trading in foreign exchange spot markets ("Foreign Currencies") and through its subsidiary FXCM Securities Limited ("FSL"), engages in equity and related brokerage activities. Foreign Currencies are recorded on the trade date and positions are marked to market daily with related gains and losses, including gains and losses on open spot transactions, recognized currently in income. Commissions earned on brokerage activities are recorded on a trade date basis and are recognized currently in income.

Retail Trading Revenue

Retail trading revenue is earned by adding a markup to the price provided by FX market makers generating trading revenue based on the volume of transactions and is recorded on trade date. The retail trading revenue is earned utilizing an agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, we act as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company's positions and eliminating market risk exposure. Retail trading revenues principally represent the difference of our realized and unrealized foreign currency trading gains or losses on its positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. Retail trading revenue also includes fees earned from arrangements with other financial institutions to provide platform, back office and other trade execution services. This service is generally referred to as a white label arrangement. We earn a percentage of the markup charged by the financial institutions to their customers. Fees from this service are recorded when earned on a trade date basis. Additionally, we earn income from trading in CFDs, payments for order flow, rollover and spread betting. Our policy is to use futures to hedge its CFD positions with other financial institutions based on internal guidelines. Income or loss on CFDs represents the difference between our realized and unrealized trading gains or losses on its positions and the hedge gains or losses with the other financial institutions. Income or loss on CFDs is recorded on a trade date basis. Income or loss on rollovers is the interest differential customers earn or pay on overnight currency pair positions held and the markup that we receive on interest paid or received on currency pair positions held overnight. Income or loss on rollovers is recorded on a trade date basis. We recognize payments for order flow as earned. Income earned on order flow represents payments received from certain FX market makers in exchange for routing trade orders to these firms for execution. The Company's order routing software ensures that payments for order flow do not affect the routing of orders in a manner that is detrimental to its retail customers. The Company recognizes payments for order flow as earned. Spread betting is where a customer takes a position against the value of an underlying financial instrument moving either upward or downward in the market. Income on spread betting is recorded as earned.

Institutional Trading Revenue

Institutional trading revenue relates to commission income generated by facilitating spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro division. FXCM Pro allows these customers to obtain the best execution price from external banks and routes the trades to outside financial institutions for settlement. The counterparties to these trades are external financial institutions that also hold customer account balances. We receive commission income for customers' use of FXCM Pro without taking any market or credit risk. Institutional trading revenue is recorded on a trade date basis.

Other Income

In January 2007, the Company entered into an agreement to provide trade execution services to a related party, GCI Capital Co. Ltd. As consideration for the services, we received an upfront nonrefundable payment of $30.0 million in addition to ongoing monthly fees that are recognized when earned. The Company did not receive any ongoing monthly fees for the year ended December 31, 2011 and 2010. Ongoing monthly fees were historically based on a fixed monthly amount and were changed to a variable per trade fee in June 2009. Prior to the acquisition of FXCMJ, the upfront fee was deferred and recognized on a straight line basis over the estimated period of performance of 5 years. Upon the consummation of the acquisition, the agreement to provide trade execution services was terminated and the deferred revenue was recognized as income and is included in other income in the consolidated statements of operations and comprehensive income.

Other income also includes the amount attributable to the remeasurement of due to members pursuant to the tax receivable agreement. This non-recurring income is attributable to the change in tax rate. Additionally, other income includes amounts earned from the sale of market data, equity and equity option brokerage activities and ancillary fee income.

Cash and Cash Equivalents, held for customers

Cash and cash equivalents, held for customers represents cash held to fund customer liabilities in connection with foreign currency transactions and CFD transactions. The balance arises primarily from cash deposited by customers, customer margin balances. We record a corresponding liability in connection with this amount that is included in customer account liabilities in the consolidated statements of financial condition. A portion of the balance is not available for general use due to legal restrictions in accordance with certain jurisdictional regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

Level I: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level II: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level III: Unobservable inputs for assets or liabilities.

As of December 31, 2011 and 2010, substantially all of the Company's financial instruments were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Assets, including due from broker and other, are carried at cost or contracted amounts, which approximates fair value. Also included in due from brokers are open future contracts used as hedges of the Company's CFD business, which are carried at fair value. Similarly, liabilities, including customer account liabilities, due to brokers and payables to others are carried at fair value or contracted amounts, which approximates fair value.

The Company did not have any Level II and III financial assets or liabilities as of December 31, 2011 and 2010. The Company did not have any transfers in or out of Level I and II during the year ended December 31, 2011 and 2010. Cash and cash equivalents and cash and cash equivalents, held for customers are deemed to be Level I financial assets.

Office, Communication and Computer Equipment

Office, communication and computer equipment consist of purchased technology hardware and software, internally developed software, leasehold improvements, furniture and fixtures and other equipment, computer equipment, licenses and communication equipment. Office, communication and computer equipment, net, are recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Certain costs of software developed or obtained for internal use are capitalized. Depreciation is computed using the straight-line method. The Company depreciates these assets using the following useful lives:

Computer equipment	3 to 5 years
Software	2 to 5 years
Leasehold improvements	Lesser of the estimated economic useful life or the term of the lease
Furniture and fixtures and other equipment	3 to 5 years
Licenses	2 to 4 years
Communication equipment	3 to 5 years

Valuation of Other Long-Lived Assets

The Company also assesses potential impairments of its other long-lived assets, including office, communication and computer equipment, when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. There was no impairment of other long-lived assets in the years ended December 31, 2011, 2010 and 2009.

Business Combination

The Company accounts for business acquisitions in accordance with ASC 805, *Business Combinations*, and records assets acquired and liabilities assumed at their fair values as of the acquisition date. The Company records any excess purchase price over the value assigned to net tangible and identifiable intangible assets of a business acquired as goodwill. Acquisition related costs are expensed as incurred.

Goodwill

The Company recorded goodwill from the acquisition of ODL Group Limited ("ODL"), a leading broker of FX, CFDs, spread betting equities and equity options headquartered in the United Kingdom (the "U.K.") (the "Acquisition") on October 1, 2010 (the "Acquisition Date"). Goodwill represents the excess purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The Company tests for impairment during the fourth quarter of our fiscal year using October 1 carrying values. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The determination of fair value includes considerations of projected cash flows and the trading price of our common stock and other factors. There was no impairment of goodwill for the year ended December 31, 2011. Although there is no impairment as of December 31, 2011, events such as economic weakness and unexpected significant declines in operating results of reporting units may result in our having to perform a goodwill impairment test for some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in goodwill impairment charges in the future.

Other Intangible Assets, net

Other intangible assets, net, primarily include customer relationships and non-compete agreements acquired from the Acquisition described above.

The customer relationships and non-compete agreements are finite-lived intangibles and are amortized on a straight-line basis over their estimated average useful life of 2 to 9 years and 2 to 3 years, respectively. The useful life of these intangibles is based on the period they are expected to contribute to future cash flows as determined by the Company's historical experience. For these finite-lived intangible assets subject to amortization, impairment is considered upon certain "triggering events" and is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There was no impairment of finite-lived intangible assets for the years ended December 31, 2011, 2010 and 2009.

The FX trading license is an indefinite-lived asset that is not amortized but tested for impairment. The Company's policy is to test for impairment at least annually or in interim periods if certain events occur indicating that the fair value of the asset may be less than its carrying amount. An impairment test on this indefinite-lived asset is performed during the fourth quarter of the Company's fiscal year using the October 1st carrying value. Impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. There was no impairment of indefinite-lived intangible assets for the years ended December 31, 2011, 2010 and 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

Testing Goodwill for Impairment

In September 2011, the FASB issued authoritative guidance that allows an entity to use a qualitative approach to test goodwill for impairment. Under this guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. In addition, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. This accounting guidance is effective for the Company on January 1, 2012 with early adoption permitted. The Company adopted this guidance as of September 30, 2011. Since this guidance only changes the manner in which the Company assess goodwill for impairment, it did not affect its financial position or results of operations.

Accounting Standards Not Yet Adopted

Fair Value Measurements and Related Disclosures

In May 2011, the FASB issued authoritative guidance that provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. Additional disclosure requirements under this guidance include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. This guidance will be effective for the Company on January 1, 2012 and is not expected to have a material impact on the Company's consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance that eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other updates to the presentation of comprehensive income. Under this guidance, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This guidance will be effective for the Company on January 1, 2012 and will impact the presentation of the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of our assets denominated in foreign currencies as well as our earnings due to the translation of our statement of financial condition and statement of operations from local currencies to U.S. dollars. We currently have limited exposure to currency risk from customer open positions as we utilize an agency model, simultaneously entering offsetting trades with both our customers and FX market makers. However, we do incur currency mismatch risk arising from customer accounts denominated in one currency being secured by cash deposits in a different currency. As exchange rates change, we could suffer a loss.

As at December 31, 2011, 18.2% of our net assets (assets less liabilities) were in British pounds, 18.3% in Euros, 26.7% in Japanese yen, and 20.7% in all other currencies other than the US dollar. For illustrative purposes, if each of these currencies were to adversely change by 10% with no intervening hedging activity by ourselves, this would result in a pre-tax loss of $5.3 million in the case of British pounds, $5.4 million for Euros and $7.8 million for Japanese yen.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will impact our financial statements.

Our cash and customer cash (on which we do not pay interest) is held primarily in short-term demand deposits at banks and at our FX market makers. Interest rates earned on these deposits and investments affects our interest revenue. We currently derive a minimal amount of interest income on our cash balances as interest rates are near-zero. Based on cash and customer cash held at December 31, 2011, we estimate that a 50 basis point change in interest rates would increase our annual pretax income by approximately $6.2 million.

We also earn a spread on overnight position financing (rollovers) and the interest differential our customers earn or pay depends on whether they are long a higher or lower yielding currency relative to the currency they borrowed. Currently interest rate differentials globally are at low levels and we earn a minimal amount of income from our spread on rollover.

Credit risk

Credit risk is the risk that a borrower or counterparty will fail to meet their obligations. We are exposed to credit risk from our retail and institutional customers as well as institutional counterparties.

All retail customers are required to deposit cash collateral in order to trade on our platforms. Our policy is that retail customers are not advanced credit in excess of the cash collateral in their account and our systems are designed so that each customer's positions are revalued on a real-time basis to calculate the customer's useable margin. Useable margin is the cash the customer holds in the account after adding or deducting real-time gains or losses, less the margin requirement. The retail customer's positions are automatically closed once his or her useable margin falls to zero. Exposure to credit risk from customers is therefore minimal. While it is possible for a retail customer account to go negative in rare circumstances, for example, due to system failure, a final stop loss on the account is automatically triggered which will execute the closing of all positions. For the years ended December 31, 2011 and 2010, we incurred $0.6 million and $0.5 million, respectively, in losses from customer accounts that had gone negative.

Institutional customers are permitted credit pursuant to limits set by the prime brokers that we use. As part of our arrangement with our prime brokers, they incur the credit risk regarding the trading of our institutional customers.

In addition, we are exposed to the following institutional counterparties: clearing and prime brokers as well as banks with respect to our own deposits and deposits of customer funds. We are exposed to credit risk in the event that such counterparties fail to fulfill their obligations. We manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, carrying out periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk. As of December 31, 2011, our exposure to our three largest institutional counterparties, all major global banking institutions, was 47.8% of total assets and the single largest within the group was 24.1% of total assets.

Market risk

Market risk is the risk of losses in on- and off-balance sheet positions arising from movements in market prices. As we operate predominantly on an agency model with the exception of certain trades of our CFD customers and until recently our Micro customers, we are not exposed to the market risk of a position moving up or down in value. Beginning in July 2010, we automatically hedge the positions of our Micro customers and intend as soon as practicable to automatically hedge the positions of our CFD customers. As of December 31, 2011, our net unhedged exposure to CFD customer positions was 2.8% of total assets. A 1% change in the value of our unhedged CFD positions as of December 31, 2011 would result in a $0.4 million decrease in pre-tax income.

Liquidity risk

In normal conditions, our business of providing online FX trading and related services is self financing as we generate sufficient cash flows to pay our expenses as they become due. As a result, we generally do not face the risk that we will be unable to raise cash quickly enough to meet our payment obligations as they arise. Our cash flows, however, are influenced by customer trading volume and the income we derive on that volume. These factors are directly impacted by domestic and international market and economic conditions that are beyond our control. In an effort to manage this risk, we maintain a substantial pool of liquidity. As of December 31, 2011, cash and cash equivalents, excluding cash and cash equivalents held for customers, were 12% of total assets.

Operational risk

Our operations are subject to various risks resulting from technological interruptions, failures, or capacity constraints in addition to risks involving human error or misconduct. Regarding technological risks, we are heavily dependent on the capacity and reliability of computer and communications systems supporting our operations. We have established a program to monitor our computer systems, platforms and related technologies and to address issues that arise promptly. We have also established disaster recovery facilities in strategic locations to ensure that we can continue to operate with limited interruptions in the event that our primary systems are damaged. As with our technological systems, we have established policies and procedures designed to monitor and prevent both human errors, such as clerical mistakes and incorrectly placed trades, as well as human misconduct, such as unauthorized trading, fraud, and negligence. In addition, we seek to mitigate the impact of any operational issues by maintaining insurance coverage for various contingencies.

Regulatory capital risk

Various domestic and foreign government bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored or adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to the imposition of partial or complete restrictions on our ability to conduct business. To mitigate this risk, we continuously evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. These may increase or decrease as required by regulatory authorities from time to time. We also maintain excess regulatory capital to provide liquidity during periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory developments regarding capital requirements to be prepared for increases in the required minimum levels of regulatory capital that may occur from time to time in the future. As of December 31, 2011, we had $71.1 million in regulatory capital requirements at our regulated subsidiaries and $185.4 million of capital on a consolidated basis.

Regulatory risk

We operate in a highly regulated industry and are subject to the risk of sanctions from U.S., federal and state, and international authorities if we fail to comply adequately with regulatory requirements. Failure to comply with applicable regulations could result in financial and operational penalties. In addition, efforts to comply with applicable regulations may increase our costs and/or limit our ability to pursue certain business opportunities. Federal and state regulations significantly limit the types of activities in which we may engage. U.S. and international legislative and regulatory authorities change these regulations from time to time. See "Item 1A. Risk Factors."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based upon that evaluation and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate controls over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions, providing reasonable assurance that transactions are recorded as necessary for the preparation of our financial statements, providing reasonable assurance that receipts and expenditures of assets are made in accordance with management authorization and providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by the our independent auditor, Ernst & Young LLP, a registered public accounting firm, as stated in their report herein.

Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of FXCM Inc.

We have audited FXCM Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FXCM Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FXCM Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of FXCM Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 of FXCM Inc. (prior to December 7, 2010, FXCM Holdings LLC and subsidiaries) and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 15, 2012

Changes in Internal Control over Financial Reporting

Management has not identified any changes in the Company's internal control over financial reporting that occurred during the quarter ending December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

The information required by Part III is incorporated by reference to the information to be set forth in our definitive Proxy Statement for the 2011 Annual Meeting of Stockholders (the "Proxy Statement"). The Proxy Statement is to be filed with the SEC pursuant to Regulation 14A of the Exchange Act, no later than 120 days after the end of the fiscal year covered by this Annual Report.

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our directors and executive officers set forth under the captions "Proposal No. 1 — Election of Directors" and "The Board of Directors and Certain Governance Matters — Executive Officers of the Company" in the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Ethics, our audit committee and our audit committee financial expert under the captions "The Board of Directors and Certain Governance Matters — Code of Ethics for Financial Professionals," "The Board of Directors and Certain Governance Matters — Board Committees and Meetings" and "The Board of Directors and Certain Governance Matters — Committee Membership — Audit Committee" in the Proxy Statement is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Ethics for Financial Professionals, which is applicable to our Chief Executive Officer, Chief Financial Officer, our principal accounting officer or controller and to other professionals of the Company serving in a finance, accounting, corporate treasury or tax role. The Code of Ethics for Financial Professionals may be found on our website at *www.fxcm.com* under Company Profile: Investor Relations: Corporate Governance: Code of Ethics for Financial Professionals. If the Company ever were to amend or waive any provision of its Code of Ethics for Financial Professionals, the Company intends to satisfy its disclosure obligations with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Form 8-K.

Item 11. Executive Compensation

The information contained in the sections captioned "Executive Compensation" and "Director Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the section captioned "Ownership of Securities" of the Proxy Statement is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of December 31, 2011:

Equity Compensation Plan Information

Plan category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	8,927,378*	$	2,367,622
Equity compensation plans not approved by security holders	—	—	—

* 85,890 securities issued to our independent directors on December 1, 2010 were fully vested on December 1, 2011

Equity compensation plans approved by security holders consist of our 2010 Long-Term Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the sections captioned "Certain Relationships and Related Person Transactions" and "The Board of Directors and Certain Governance Matters — Director Independence and Independence Determinations" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Proposal No. 2 — Ratification of Independent Registered Public Accounting Firm — Audit and Non-Audit Fees" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

See Item 8 of Part II of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

(a)(3) Exhibits

See Exhibit Index

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

FXCM Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of FXCM Inc.

We have audited the accompanying consolidated statement of financial condition of FXCM Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows of FXCM Inc. (prior to December 7, 2010, FXCM Holdings, LLC and subsidiaries) for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FXCM Inc. at December 31, 2011 and 2010, and the consolidated results of operations and comprehensive income and cash flows of FXCM Inc. (prior to December 7, 2010, FXCM Holdings, LLC and subsidiaries) for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the Public Company Accounting Oversight Board (United States), FXCM Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our reported dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 15, 2012

FXCM Inc.
(Prior to December 7, 2010, FXCM Holdings, LLC and Subsidiaries)

Consolidated Statements of Financial Condition
As of December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
	(In thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 184,721	$ 193,330
Cash and cash equivalents, held for customers	1,046,983	641,152
Due from brokers	1,311	125
Accounts receivable, net	17,004	18,324
Deferred tax asset	6,982	7,625
Tax receivable	2,016	1,643
Total current assets	1,259,017	862,199
Deferred tax asset	88,556	90,107
Office, communication and computer equipment, net	39,686	18,709
Goodwill	48,605	37,937
Other intangible assets, net	32,051	26,472
Other assets	19,218	12,369
Total assets	$1,487,133	$1,047,793
Liabilities and Equity		
Current liabilities		
Customer account liabilities	$1,046,983	$ 641,152
Accounts payable and accrued expenses	56,723	37,470
Due to brokers	13,495	13,314
Deferred tax liability	2,241	1,844
Due to related parties pursuant to tax receivable agreement	3,575	3,817
Deferred revenue	—	6,000
Total current liabilities	1,123,017	703,597
Deferred tax liability	7,044	5,770
Due to related parties pursuant to tax receivable agreement	63,639	70,419
Total liabilities	1,193,700	779,786
Commitments and Contingencies		
Stockholders' Equity		
Class A common stock, par value $0.01 per share; 3,000,000,000 shares authorized, 14,899,391 and 17,319,000 shares issued and outstanding as of December 31, 2011 and 2010, respectively	149	173
Class B common stock, par value $0.01 per share; 1,000,000 shares authorized, 100 shares issued and outstanding as of December 31, 2011 and 2010, respectively	1	1
Additional paid-in-capital	86,152	101,848
Retained earnings	8,977	146
Accumulated other comprehensive income	142	52
Total stockholders' equity, FXCM Inc.	95,421	102,220
Non-controlling interest	198,012	165,787
Total stockholders' equity	293,433	268,007
Total liabilities and stockholders' equity	$1,487,133	$1,047,793

See accompanying notes to the consolidated financial statements.

FXCM Inc.
(Prior to December 7, 2010, FXCM Holdings, LLC and Subsidiaries)

Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2011, 2010 and 2009

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in thousands, except per share data)		
Revenues			
Retail trading revenue	$363,774	$318,472	$291,668
Institutional trading revenue	28,908	27,833	21,107
Interest income	3,644	2,373	1,289
Other income	19,581	11,599	8,666
Total revenues	415,907	360,277	322,730
Expenses			
Referring broker fees	92,832	81,365	76,628
Compensation and benefits	95,086	76,195	62,588
Advertising and marketing	34,897	23,788	29,355
Communication and technology	31,869	27,120	24,026
General and administrative	71,244	38,077	26,453
Depreciation and amortization	20,053	9,306	6,542
Interest expense	329	116	125
Total expenses	346,310	255,967	225,717
Income before income taxes	69,597	104,310	97,013
Income tax provision	10,816	4,149	10,053
Net income	58,781	100,161	86,960
Net income attributable to members of FXCM Holdings, LLC	46,045	100,015	86,960
Net income attributable to FXCM Inc. for the years ended December 31, 2011 and 2010	12,736	146	—
Other comprehensive income, net of tax			
Foreign currency translation gain/(loss)	60	(270)	452
Comprehensive income	58,841	99,891	87,412
Comprehensive income attributable to members of FXCM Holdings, LLC	46,015	99,693	87,412
Comprehensive income attributable to FXCM Inc. for the years ended December 31, 2011 and 2010	$ 12,826	$ 198	$ —

	Year Ended December 31, 2011	December 7, 2010 through December 31, 2010
Weighted average shares of Class A common stock outstanding:		
Basic	16,567	17,319
Diluted	16,567	17,319
Net income per share attributable to stockholders of Class A common stock of FXCM Inc.:		
Basic	$ 0.77	$ 0.01
Diluted	$ 0.77	$ 0.01
Dividends declared per common share	$ 0.24	$ —

See accompanying notes to the consolidated financial statements.

FXCM Inc.
(Prior to December 7, 2010, FXCM Holdings, LLC and Subsidiaries)

Consolidated Statements of Stockholders' Equity/Members' Capital
(In thousands, except share amounts)

	FXCM Holdings, LLC		FXCM Inc.								
	Total Members' Capital	Accumulated Other Comprehensive (Prior to December 7, 2010)	Non-controlling Interest	Retained Earnings	Accumulated Other Comprehensive (Subsequent to December 6, 2010)	Additional Paid-in Capital	Common Stock – Class B Shares	Common Stock – Class B Dollars	Common Stock – Class A Shares	Common Stock – Class A Dollars	Total Stockholders'/ Members' Equity
Balance as of January 1, 2009	$ 140,453	$ 1	$ —	$ —	$ —	$ —	—	$ —	—	$ —	$ 140,454
Net income	86,960	—	—	—	—	—	—	—	—	—	86,960
Other comprehensive income, net of tax foreign currency translation gain	—	452	—	—	—	—	—	—	—	—	452
Distributions	(97,078)	—	—	—	—	—	—	—	—	—	(97,078)
Balance as of December 31, 2009	130,335	453	—	—	—	—	—	—	—	—	130,788
Net income	99,571	—	—	—	—	—	—	—	—	—	99,571
Other comprehensive income, net of tax foreign currency translation loss	—	(494)	—	—	—	—	—	—	—	—	(494)
Distributions	(70,724)	—	—	—	—	—	—	—	—	—	(70,724)
Acquisition of ODL	52,395	—	—	—	—	—	—	—	—	—	52,395
Balance prior to December 6, 2010	211,577	(41)	—	—	—	—	—	—	—	—	211,536
Effects of Reorganization and Offering	(211,577)	41	(211,536)	—	—	—	—	—	—	—	0
Balance as of December 6, 2010	—	—	211,536								211,536
Net income subsequent to December 6, 2010	—	—	444	146	—	—	—	—	—	—	590
Other comprehensive income, net of tax foreign currency translation adjustment	—	—	172	—	52	—	—	—	—	—	224
Class A common stock											
Issuance of Class A shares in Initial Public Offering, net of issuance cost	—	—	—	—	—	226,533	—	—	17,319,000	173	226,706
Class B common stock	—	—	—	—	—	—	100	1	—	—	1
Purchase of Holding Units from existing owners	—	—	(38,512)	—	—	(138,452)	—	—	—	—	(176,964)
Effects of Tax Receivable Agreement (See Note 18)	—	—	—	—	—	13,100	—	—	—	—	13,100
Equity based compensation	—	—	—	—	—	667	—	—	—	—	667
Other Initial Public Offering costs	—	—	(7,853)	—	—	—	—	—	—	—	(7,853)
Balance as of December 31, 2010	—	—	165,787	146	52	101,848	100	1	17,319,000	173	268,007
Net income	—	—	46,045	12,736	—	—	—	—	—	—	58,781
Other comprehensive income, net of tax foreign currency translation adjustment	—	—	(30)	—	90	—	—	—	—	—	60
Class A common stock											
Repurchase of class A common stock pursuant to publicly announced program	—	—	—	—	—	(26,333)	—	—	(2,419,609)	(24)	(26,357)

See accompanying notes to the consolidated financial statements.

	FXCM Holdings, LLC		FXCM Inc.								
							Common Stock – Class B		Common Stock – Class A		
	Total Members' Capital	Accumulated Other Comprehensive (Prior to December 7, 2010)	Non-controlling Interest	Retained Earnings	Accumulated Other Comprehensive (Subsequent to December 6, 2010)	Additional Paid-in Capital	Shares	Dollars	Shares	Dollars	Total Stockholders'/ Members' Equity
Issuance of Class A shares in Initial Public Offering, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—
Class B common stock	—	—	—	—	—	—	—	—	—	—	—
Purchase of Holding Units from existing owners	—	—	—	—	—	—	—	—	—	—	—
Effects of Tax Receivable Agreement (See Note 18)	—	—	—	—	—	—	—	—	—	—	—
Equity based compensation	—	—	—	—	—	10,637	—	—	—	—	10,637
Dividends on class A common stock	—	—	—	(3,905)	—	—	—	—	—	—	(3,905)
Other Initial Public Offering costs	—	—	(142)	—	—	—	—	—	—	—	(142)
Contributions	—	—	16,263	—	—	—	—	—	—	—	16,263
Distributions	—	—	(29,911)	—	—	—	—	—	—	—	(29,911)
Balance as of December 31, 2011	$ —	$ —	$198,012	$ 8,977	$ 142	$86,152	100	$ 1	14,899,391	$ 149	$293,433

See accompanying notes to the consolidated financial statements.

FXCM Inc.
(Prior to December 7, 2010, FXCM Holdings, LLC and Subsidiaries)

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009

	For the Years Ended December 31,		
	2011	2010	2009
	(Amounts in thousands)		
Cash Flows From Operating Activities			
Net income	$ 58,781	$ 100,161	$ 86,960
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	20,053	9,305	6,542
Equity-based compensation	9,535	667	—
(Gain)/loss on disposal of office, communication and computer equipment and other intangible assets	320	10	(20)
Deferred tax expense (benefit)	(74)	976	240
Deferred revenue	(6,000)	(6,000)	(6,000)
Loss from other investment	—	—	224
Bad debt	1,250	—	—
Due to related parties pursuant to TRA	(3,314)	—	—
Changes in operating assets and liabilities			
Cash and cash equivalents, held for customers	(116,276)	(126,776)	(102,610)
Due from brokers	2,739	4,059	780
Accounts receivable	765	(2,050)	(2,423)
Tax receivable	177	12	—
Other assets	(4,575)	(3,215)	(805)
Customer account liabilities	118,981	100,578	100,434
Accounts payable and accrued expenses	4,572	586	(1,749)
Due to brokers	(4,304)	11,199	(2,427)
Net cash provided by operating activities	82,630	89,512	79,146
Cash Flows From Investing Activities			
Cash paid for investment	—	—	(2,000)
Purchase of office, communication and computer equipment	(30,041)	(8,550)	(8,010)
Purchases of intangible assets	(1,456)	—	(1,249)
Payments for acquisitions; net of cash acquired	(12,787)	3,062	—
Proceeds from sale of office and computer equipment	—	—	154
Addition of capital software	—	(3,702)	—
Net cash used in investing activities	(44,284)	(9,190)	(11,105)
Cash Flows From Financing Activities			
Payments for IPO costs	(142)	(7,853)	—
Members' distributions	(29,911)	(70,724)	(100,048)
Contribution from members	16,263	—	—
Dividends paid	(3,905)	—	—
Stock repurchase	(26,357)	—	—
Payment of note payable	—	—	(10,730)
Proceeds from IPO	—	226,706	—
Purchase of Holding Units	—	(176,964)	—
Net cash used in financing activities	(44,052)	(28,835)	(110,778)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2,903)	1,985	2,628
Net (decrease) increase in cash and cash equivalents	(8,609)	53,472	(40,109)
Cash and Cash Equivalents			
Beginning of Year	193,330	139,858	179,967
End of Year	$ 184,721	$ 193,330	$ 139,858
Supplemental disclosures of cash flow activities			
Net cash paid for taxes	$ 4,117	$ 9,434	$ 10,994
Cash paid for interest	$ —	$ 38	$ 1,926
Supplemental disclosure of non-cash investing activities			
Value of equity interest paid for business acquisition	$ —	$ 52,395	$ —

See accompanying notes to the consolidated financial statements.

Note 1. Nature of Business and Organization

FXCM Inc. (the "Corporation"), a Delaware corporation, was incorporated on August 10, 2010 as a holding company for the purpose of facilitating an initial public offering ("IPO") of the Corporation's common equity. On December 1, 2010, a registration statement filed with the SEC relating to shares of Class A common stock of the Corporation to be offered and sold in an IPO was declared effective. On December 7, 2010, the Corporation completed an IPO of 17,319,000 shares of Class A common stock at a public offering price of $14.00 per share. Prior to the IPO, the Corporation had not engaged in any business or other activities except in connection with its formation and the IPO.

The Corporation was a wholly-owned subsidiary of FXCM Holdings, LLC ("Holdings") prior to the consummation of the reorganization described below. Subsequent to the reorganization, Holdings is a minority-owned, controlled and consolidated subsidiary of the Corporation.

Collectively, the Corporation and its consolidated subsidiaries are referred to hereinafter as "the Company."

Holdings

The Company operates through Holdings and its global subsidiaries, which are subject to local regulatory requirements. Holdings is a Delaware limited liability company and wholly owns Forex Capital Markets, LLC ("US"), FXCM Canada, Ltd. ("Canada"), Forex Trading, LLC ("FXT") and ODL Group Limited ("ODL"). FXT's wholly owned subsidiaries include FXCM Asia Limited ("HK"), Forex Capital Markets Limited ("UK"), and FXCM Australia, Ltd. ("Australia"). On October 1, 2010, the Company acquired ODL, a broker of FX, CFDs, spread betting, equities and equity options headquartered in the United Kingdom (the "U.K."). ODL's wholly owned subsidiaries include FXCM Securities Limited ("FSL") (formerly, ODL Securities Limited) and FXCM Japan Securities Co., Limited. ("FJSL") (formerly, ODL Japan Co. Limited ("ODL JL"). On March 31, 2011, the Company acquired FXCM Japan, Inc., ("FXCMJ") a Japan-based foreign exchange provider. FXCMJ was sold to the Company by GCI Capital Co., Ltd., who had previously reached an agreement with the Company to use the FXCM Japan trademark prior to the acquisition. FXCMJ was a wholly owned subsidiary of ODL JL. FXCMJ's wholly owned subsidiary is GCI Technology USA, Inc. On July 10, 2011, FXCMJ merged into ODL JL (the "FXCMJ Merger") and ODL JL concurrently changed its name to FXCM Japan Securities Co., Limited. On October 7, 2011 the Company acquired Foreland Forex Co. Limited ("Foreland"), a Japan-based foreign exchange provider. On December 15, 2011, Foreland merged into FJSL (the "Foreland Merger"). The FXCM Merger and the Foreland Merger were accounted for as transfers among entities under common control and recorded at their historical costs.

The Company is an online provider of foreign exchange ("FX") trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter FX markets. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a "currency pair". The Company's proprietary trading platform presents its FX customers with the price quotations on several currency pairs from various global banks, financial institutions and market makers, or FX market makers. The Company's primary source of revenue is earned by adding a markup to the price provided by FX market makers and generates its trading revenue based on the volume of transactions. The Company utilizes what is referred to as an agency execution or agency model. Under the agency model, when a customer executes a trade on the price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company's positions and eliminating market risk exposure. The systematic hedge gains and losses are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company also offers FX trading services to banks, hedge funds and other institutional customers, also on an agency model basis, through its FXCM Pro division. This service allows customers to obtain optimal prices offered by external banks. The counterparties to these trades are external financial institutions that hold customer account balances and settle

Note 1. Nature of Business and Organization – (continued)

the transactions. The Company receives commissions for these services without incurring market risk. In rare circumstances when initial collateral does not cover risk exposure, we provide short term credit directly to institutional customers in order to continue trading. Additionally, the Company is engaged in various ancillary FX related services which include use of our platform, technical expertise, trading facilities and software. Through its subsidiary ODL, the Company also is a broker of contracts for difference ("CFDs"), spread betting, equities and equity options.

Certain agreements and transactions associated with the IPO are set forth below.

Reorganization

Prior to the completion of the IPO, the Limited Liability Company Agreement of Holdings (the "LLC agreement") was restated among other things, to modify its capital structure by reclassifying the interests held by its existing owners (i.e., the owners of Holdings prior to the IPO) into a single new class of units ("Holding Units"). Holdings' existing owners also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, from and after the first anniversary of the date of the closing of the IPO, (subject to the terms of the exchange agreement as described therein) to exchange their Holding Units for shares of the Corporation's Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Following the IPO, each of the existing owners holds one share of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of the Corporation that is equal to the aggregate number of Holdings Unit of Holdings held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications.

At the time of the offering, the Corporation purchased newly-issued Holdings Units from Holdings and outstanding Holdings Units from the existing owners of Holdings, including members of its senior management, at a purchase price per unit equal to the $14.00 price per share of Class A common stock in the offering net of underwriting discounts. Since the existing owners continue to have control of over 50% of the voting shares (through their interests in the Corporation) upon completion of the exchange, the exchange of cash by the Corporation for Holdings Units of Holdings was accounted for as a transaction between entities under common control in accordance with the guidance in ASC Subtopic 805-50. Holdings recognized the amount of cash transferred at the date of the exchange and measured the cash received at its carrying amount. The date of the exchange was December 7, 2010 (i.e., the effective date of the initial public offering).

Initial Public Offering

On December 7, 2010, the Company closed the IPO of its Class A common stock. Pursuant to the IPO, the Corporation offered and sold 17,319,000 shares of Class A common stock (which includes 2,259,000 shares of Class A common stock sold as a result of the exercise of the underwriters' over-allotment option). The Corporation also acquired an equivalent number of Holdings Units of Holdings. Total proceeds from the IPO were $226.7 million. The Corporation used $49.7 million of these proceeds to purchase 3,800,000 newly issued Holding Units from Holdings, and $177.0 million of the proceeds to purchase 13,519,000 Holding Units from existing owners of Holdings, including members of Holdings senior management.

As described in more detail in Note 2, Significant Accounting Policies and Estimates, below, subsequent to the IPO and the reorganization described above, the Corporation consolidates the financial results of Holdings and its subsidiaries and reflects the ownership interest of the other members of Holdings as a non-controlling interest in the Corporation's consolidated financial statements.

Note 1. Nature of Business and Organization – (continued)

Tax Receivable Agreement

Holdings has made an election under Section 754 of the Internal Revenue Code (the "Code") effective for each taxable year in which an exchange of Holdings Units shares of Class A common stock as described above occurs, which may result in an adjustment to the tax basis of the assets of Holdings at the time of an exchange of Holdings Units. As a result of both the initial purchase of Holdings Units from the Holdings members in connection with the IPO and these subsequent exchanges, FXCM Inc. will become entitled to a proportionate share of the existing tax basis of the assets of Holdings. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of Holdings that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that FXCM Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Corporation entered into a tax receivable agreement with Holdings members that will provide for the payment by FXCM Inc. to the Holdings members an amount equal to 85% of the amount of the benefits, if any, that FXCM Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of Holdings on the date of the IPO, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of FXCM Inc. and not of Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by FXCM Inc. will be computed by comparing the actual income tax liability of FXCM Inc. (calculated with certain assumptions) to the amount of such taxes that FXCM Inc. would have been required to pay had there been no increase to the tax basis of the assets of Holdings as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of Holdings on the date of the IPO and had FXCM Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless FXCM Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or FXCM Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if FXCM Inc. had exercised its right to terminate the agreement.

Note 2. Significant Accounting Policies and Estimates

A summary of the Company's significant accounting policies and estimates is as follows:

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position and the results for the periods presented. These adjustments are of a normal recurring nature. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company consolidates those entities in which it is the primary beneficiary of a variable-interest entity as required by ASC 810, *Consolidations*, or entities where it has a controlling financial interest.

FJSL has a fiscal year end of March 31 while the Company has a fiscal year end of December 31. As noted above, FJSL is a Japanese based foreign exchange provider and is required under Japanese law to have a fiscal year end of March 31. The difference between the Company's reporting year end and FJSL does not result in a material impact on the Company's financial position or results of operations.

Note 2. Significant Accounting Policies and Estimates – (continued)

As indicated above, the Corporation operates and controls all of the businesses and affairs of Holdings and its subsidiaries. Under ASC 810, Holdings meets the definition of a variable interest entity. Further, the Corporation is the primary beneficiary of Holdings as a result of its 100% voting power and control over Holdings and as a result of its obligation to absorb losses and its right to receive benefits of Holdings that could potentially be significant to Holdings. As a result, the Corporation consolidates the financial results of Holdings and records a non-controlling interest for the economic interest in Holdings held by the existing unit holders to the extent that the book value of their interest in Holdings is greater than zero. The Corporation's and the non-controlling unit holders economic interest in Holdings was 20.4% and 79.6%, respectively, as of December 31, 2011. The Corporation's and the non-controlling unit holders' economic interest in Holdings was 23.0% and 77.0%, respectfully, as of December 31, 2010. Net income attributable to the non-controlling interest on the statements of operations and comprehensive income represents the portion of earnings or loss attributable to the economic interest in Holdings held by the non-controlling unit holders. Non-controlling interest on the statements of financial condition represents the portion of net assets of Holdings attributable to the non-controlling unit holders based on total units of Holdings owned by such unit holder. All material intercompany accounts and transactions are eliminated in consolidation.

Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and highly liquid instruments with original maturities of less than 90 days at the time of purchase and cash held by FX and CFD market makers related to hedging activities. At times, these balances may exceed federally insured limits. This potentially subjects the Company to concentration risk. The Company has not experienced losses in such accounts.

Cash and Cash Equivalents, held for customers

Cash and cash equivalents, held for customers represents cash held to fund customer liabilities in connection with foreign currency and CFD transactions. The balance arises primarily from cash deposited by customers and customer margin balances. The Company records a corresponding liability in connection with this amount that is included in customer account liabilities in the consolidated statements of financial condition (see Note 5). A portion of the balance is not available for general use due to legal restrictions in accordance with certain jurisdictional regulatory requirements. These legally restricted balances were $874.4 million and $502.9 million as of December 31, 2011 and 2010, respectively.

Note 2. Significant Accounting Policies and Estimates – (continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

Level I: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level II: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level III: Unobservable inputs for assets or liabilities.

As of December 31, 2011 and 2010, substantially all of the Company's financial instruments were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Assets, including due from brokers and others, are carried at cost or contracted amounts, which approximates fair value. Also included in due from brokers are open future contracts used as hedges of the Company's CFD business, which are carried at fair value. Similarly, liabilities, including customer account liabilities, due to brokers and payables to others are carried at fair value or contracted amounts, which approximates fair value.

The Company did not have any Level II and III financial assets or liabilities as of December 31, 2011 and 2010. The Company did not have any transfers in or out of Level I and II during the year ended December 31, 2011. Cash and cash equivalents and cash and cash equivalents, held for customers are deemed to be Level I financial assets.

Derivatives

The Company enters into futures contracts to economically hedge the open customer contracts of its CFD business. Futures contracts are exchange traded contracts to either purchase or sell a specific asset at a specified future date for a specified price. CFDs allow for the exchange of the difference in value of a particular asset such as stock index or oil or gold contracts, between the time at which a contract is opened and the time at which it is closed. As of December 31, 2011, the Company's CFD hedges include future contracts for metals and stock indices and fall within level I as they are actively traded and valued at their quoted market price. The Company's derivative contracts are accounted for at fair value in accordance with FASB ASC 815, *Derivatives and Hedging* and are included in due to/from brokers in the consolidated statements of financial condition as of December 31, 2011 and 2010. The fair value of the derivatives was not material for the years ended December 31, 2011 and 2010. During the years ended December 31, 2011 and 2011, losses included in retail trading revenue in the consolidated statements of operations and comprehensive income was $8.8 million and $5.4 million, respectively. The net notional value of the derivative contracts was $104.6 million and $103.6 million as of December 31, 2011 and 2010, respectively.

Due from/to Brokers

Due from/to brokers represents the amount of the unsettled spot currency trades that the Company has open with its financial institutions. Also included in due from/to brokers is the fair value of open future contracts used as hedges of the Company's CFD business. The Company has master netting agreements with its respective counterparties under which its due to/from brokers are presented on a net-by-counterparty basis in accordance with U.S. GAAP.

Note 2. Significant Accounting Policies and Estimates – (continued)

Office, Communication and Computer Equipment

Office, communication and computer equipment consist of purchased technology hardware and software, internally developed software, leasehold improvements, furniture and fixtures and other equipment, computer equipment, licenses and communication equipment. Office, communication and computer equipment, net, are recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Certain costs of software developed or obtained for internal use are capitalized. Depreciation is computed using the straight-line method. The Company depreciates these assets using the following useful lives:

Computer equipment	3 to 5 years
Software	2 to 5 years
Leasehold improvements	Lesser of the estimated economic useful life or the term of the lease
Furniture and fixtures and other equipment	3 to 5 years
Licenses	2 to 4 years
Communication equipment	3 to 5 years

Valuation of Other Long-Lived Assets

The Company also assesses potential impairments of its other long-lived assets, including office, communication and computer equipment, when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. There was no impairment of other long-lived assets in the years ended December 31, 2011, 2010 and 2009.

Business Combination

The Company accounts for business acquisitions in accordance with ASC 805, *Business Combinations*, and records assets acquired and liabilities assumed at their fair values as of the acquisition date. The Company records any excess purchase price over the value assigned to net tangible and identifiable intangible assets of a business acquired as goodwill. Acquisition related costs are expensed as incurred. Refer to Note 4 for further details.

Goodwill

The Company recorded goodwill from the acquisitions of ODL, FXCMJ and Foreland. Goodwill represents the excess purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit of the acquired company. For purposes of the goodwill impairment test, the Company has identified its Retail and Institutional trading segments as its reporting units. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The Company tests for impairment during the fourth quarter of our fiscal year using October 1 carrying values. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The determination of fair value includes considerations of projected cash flows. There was no impairment of goodwill for the year ended December 31, 2011. Although there is no impairment as of December 31, 2011, events such as economic weakness and unexpected significant declines in operating results of reporting units may result in our having to perform a goodwill impairment test for

Note 2. Significant Accounting Policies and Estimates – (continued)

some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in goodwill impairment charges in the future. See Note 8 below, for further discussion.

In assessing Goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment review process is unnecessary. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of the two-step impairment review process. In 2011, the Company elected not to perform a qualitative assessment for goodwill. The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including Goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a discounted cash flow ("DCF") analysis. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on the Company's most recent budgets and business plans and, when applicable, various growth rates are assumed for years beyond the current business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. If the estimated fair value of a reporting unit exceeds its carrying amount, the Goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's Goodwill with its carrying amount to measure the amount of impairment loss, if any. The implied fair value of Goodwill is determined in the same manner as the amount of Goodwill recognized in a business combination (i.e., the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid). If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the reporting unit's goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company's 2011 annual impairment analyses did not result in any impairments of the Company's goodwill.

Other Intangible Assets, net

Other intangible assets, net, primarily include customer relationships and non-compete agreements acquired from ODL and FXCMJ.

The customer relationships and non-compete agreements are finite-lived intangibles and are amortized on a straight-line basis over their estimated average useful life of 2 to 9 years and 2 to 3 years, respectively. The useful life of these intangibles is based on the period they are expected to contribute to future cash flows as determined by the Company's historical experience. For these finite-lived intangible assets subject to amortization, impairment is considered upon certain "triggering events" and is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There was no impairment of finite-lived intangible assets for the years ended December 31, 2011, 2010 and 2009.

The FX trading license is an indefinite-lived asset that is not amortized but tested for impairment. The Company's policy is to test for impairment at least annually or in interim periods if certain events occur indicating that the fair value of the asset may be less than its carrying amount. An impairment test on this indefinite-lived asset is performed during the fourth quarter of the Company's fiscal year using the October 1st

Note 2. Significant Accounting Policies and Estimates – (continued)

carrying value. Impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. There was no impairment of indefinite-lived intangible assets for the years ended December 31, 2011, 2010 and 2009.

Equity Method Investment

Investments where the Company is deemed to exercise significant influence (generally defined as owning a voting interest of 20% to 50%), but no control, are accounted for using the equity method of accounting. The Company records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. These earnings or losses are included in other income in the consolidated statements of operations and comprehensive income. The carrying amount of equity method investments was $4.6 million and $3.6 million as of December 31, 2011 and 2010, respectively, and is reflected in other assets in the consolidated statements of financial condition.

Accounts Receivable, net

As of December 31, 2011 and 2010, accounts receivable, net, consisted primarily of amounts due from institutional customers relating to the Company's foreign exchange business, and fees receivable from the Company's white label service to third parties and payments for order flow, described in "Retail Trading Revenue" below. Accounts receivable net, also consists of amounts due from the sellers of ODL related to certain warranties and indemnities pursuant to the Company's ODL purchase agreement. Receivables are shown net of reserves for uncollectible accounts. The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. Based on management's assessment of the collectability of each account, there were no uncollectible accounts as of December 31, 2011 and 2010. As of December 31, 2011 and 2010, $1.2 million and nil of reserve, respectively, was netted against receivables in the consolidated statements of financial condition.

Other Assets

Other assets include prepaid expenses, equity method investments, employee advances, and deposits for rent security (see Note 10).

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include operating expenses payable, bonus payable, commissions payable which represents balances owed to referring brokers for trades transacted by customers that were introduced to the Company by such brokers, IPO related costs payable, regulatory fees payable, a payable for a portion of the cash consideration relating to the business acquisitions (see Note 4), and taxes payable (see Note 11).

Foreign Currency

Foreign denominated assets and liabilities are re-measured into the functional currency at exchange rates in effect at the statement of financial condition dates through the statements of operations and comprehensive income. Gains or losses resulting from foreign currency transactions are re-measured using the rates on the dates on which those elements are recognized during the period, and are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company recorded a gain of $3.1 million, $2.8 million and $5.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 2. Significant Accounting Policies and Estimates – (continued)

Translation gains or losses resulting from translating the Company's subsidiaries' financial statements from the local functional currency to the reporting currency, net of tax, are included in other comprehensive income in the consolidated statements of operations and comprehensive income. Assets and liabilities are translated at the balance sheet date while revenues and expenses are translated at an applicable average rate.

Guarantees

At the inception of guarantees, if any, the Company will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued.

Revenue Recognition

The Company makes foreign currency markets for customers trading in foreign exchange spot markets ("Foreign Currencies") and through its subsidiary FSL, engages in equity and related brokerage activities. Foreign Currencies are recorded on the trade date and positions are marked to market daily with related gains and losses, including gains and losses on open spot transactions, recognized currently in income. Commissions earned on brokerage activities are recorded on a trade date basis and are recognized currently in income.

Retail Trading Revenue

Retail trading revenue is earned by adding a markup to the price provided by FX market makers generating trading revenue based on the volume of transactions and is recorded on trade date. The retail trading revenue is earned utilizing an agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company's positions and eliminating market risk exposure. Retail trading revenues principally represent the difference of the Company's realized and unrealized foreign currency trading gains or losses on its positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. Retail trading revenue also includes fees earned from arrangements with other financial institutions to provide platform, back office and other trade execution services. This service is generally referred to as a white label arrangement. The Company earns a percentage of the markup charged by the financial institutions to their customers. Fees from this service are recorded when earned on a trade date basis. Additionally, the Company earns income from trading in CFDs, payments for order flow, rollovers and spread betting. The Company's policy is to use futures to hedge its CFD positions with other financial institutions based on internal guidelines. Income or loss on CFDs represents the difference between the Company's realized and unrealized trading gains or losses on its positions and the hedge gains or losses with the other financial institutions. Income or loss on CFDs is recorded on a trade date basis. Income or loss on rollovers is the interest differential customers earn or pay on overnight currency pair positions held and the markup that the Company receives on interest paid or received on currency pair positions held overnight. Income or loss on rollovers is recorded on a trade date basis. Income earned on order flow represents payments received from certain FX market makers in exchange for routing trade orders to these firms for execution. The Company's order routing software ensures that payments for order flow do not affect the routing of orders in a manner that is detrimental to its retail customers. The Company recognizes payments for order flow as earned. Spread betting is where a customer takes a position against the value of an underlying financial instrument moving either upward or downward in the market. Income on spread betting is recorded as earned.

Institutional Trading Revenue

Institutional trading revenue relates to commission income generated by facilitating spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro division. FXCM Pro allows these customers to obtain the best execution price from external banks and routes the trades to

Note 2. Significant Accounting Policies and Estimates – (continued)

outside financial institutions for settlement. The counterparties to these trades are external financial institutions that also hold customer account balances. The Company receives commission income for customers' use of FXCM Pro without taking any market or credit risk. Institutional trading revenue is recorded on a trade date basis.

Other Income

In January 2007, the Company entered into an agreement to provide trade execution services to a related party, GCI Capital Co. Ltd. As consideration for the services, the Company received an upfront nonrefundable payment of $30.0 million in addition to ongoing monthly fees that are recognized when earned. The Company did not receive any ongoing monthly fees for the year ended December 31, 2011 and 2010. Ongoing monthly fees were historically based on a fixed monthly amount and were changed to a variable per trade fee in June 2009. Prior to the acquisition of FXCMJ, the upfront fee was deferred and recognized on a straight line basis over the estimated period of performance of 5 years. Upon the consummation of the acquisition, the agreement to provide trade execution services was terminated and the deferred revenue was recognized as income and is included in other income in the consolidated statements of operations and comprehensive income.

Other income also includes the amount attributable to the remeasurement of due to members pursuant to the tax receivable agreement. This non-recurring income is attributable to the change in tax rate as disclosed in Note 19. Additionally, other income includes amounts earned from the sale of market data, equity and equity option brokerage activities and ancillary fee income.

Referring Broker Fees

Referring broker fees represent commissions paid to brokers for introducing trading customers to the Company. Commissions are determined based on the number and size of transactions executed by the customers and are recorded on a trade date basis.

Compensation and Benefits

Compensation and benefits expense represents employee and member salaries and benefit expense, including stock based compensation expense. Such amounts have been included in employee compensation and benefits in the consolidated statements of operations and comprehensive income.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718"). The fair value of the Company's stock-based compensation is estimated using the Black-Scholes option pricing model. The Company recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award. Compensation expense is adjusted for an estimate of equity awards that do not vest in the future because service or performance conditions are not satisfied (forfeitures) and have been included in compensation and benefits in the consolidated statements of operations and comprehensive income. See Note 14 for further discussion.

Advertising and Marketing

Advertising and marketing costs are charged to operations when incurred.

General and Administrative Expenses

General and administrative expenses include bank processing and regulatory fees, equity options brokerage activity fees professional and consulting fees, occupancy and equipment expense and other administrative costs. Bank processing fees are costs associated with the processing of credit card transactions and prime brokerage fees charged by clearing banks. Regulatory fees are volume-based costs charged by certain regulatory authorities.

Note 2. Significant Accounting Policies and Estimates – (continued)

Income Taxes

As a result of the Corporation's acquisition of Holdings Units from Holdings, the Corporation expects to benefit from amortization and other tax deductions reflecting an increase in tax basis in the acquired assets. Those deductions will be allocated to the Corporation and will be taken into account in reporting the Corporation's taxable income. As a result of a federal income tax election Holdings has made, applicable to a portion of the Corporation's acquisition of Holdings Units, the income tax basis of the Company's share of the assets of Holdings, have been adjusted based upon the amount that the Corporation has paid for its Holdings Units. The Corporation has entered into an agreement with the selling unit holders of Holdings that will provide for the additional payment by the Corporation to the selling unit holders of Holdings equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Corporation realizes (i) from the tax basis in its proportionate share of Holdings goodwill and other intangible assets that the Corporation receives as a result of the exchanges and (ii) from the federal income tax election referred to above.

Deferred taxes are provided using a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences represent the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect or change in tax laws and rates on the date of enactment. See additional information in Note 19.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of income.

Allocation and Distribution of Holdings Earnings

The allocation of Holdings' earnings to the members is determined in accordance with the sharing ratio as defined in the LLC agreement. Distributions to members are made according to the LLC Agreement. Refer to Notes 13, 18.

Recently Adopted Accounting Pronouncement

Testing Goodwill for Impairment

In 2011, the Company early adopted guidance that provides companies with an option to use a qualitative assessment to test Goodwill for impairment. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the two-step impairment test will be performed. If the Company concludes that this is not the case, then the two-step impairment test will not be required. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. See "Goodwill" for more information.

Accounting Standards Not Yet Adopted

Fair Value Measurements and Related Disclosures

In May 2011, the FASB issued authoritative guidance that provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. Additional disclosure requirements under this guidance include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable

Note 2. *Significant Accounting Policies and Estimates* – (continued)

inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. This guidance will be effective for the Company on January 1, 2012 and is not expected to have a material impact on the Company's consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance that eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other updates to the presentation of comprehensive income. Under this guidance, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This guidance will be effective for the Company on January 1, 2012 and will impact the presentation of the Company's consolidated financial statements.

Note 3. Non-Controlling Interest

The Corporation consolidates the financial results of Holdings whereby it records a non-controlling interest for the economic interest in Holdings, held by the existing unit holders (see Note 2). During the year ended December 31, 2011, the Company repurchased a portion of its outstanding Class A common stock (see Note 15). Accordingly, the interest in Holdings changed for the Corporation and the non-controlling interest as presented in the following table, with amounts in thousands, except share data:

		Economic Interest in Holdings		
	Shares Outstanding	Non-Controlling	FXCM Inc.	Total
Balance as of December 31, 2010	17,319,000	77.0%	23.0%	100.0%
Class A common stock repurchased pursuant to publicly announced program	(2,419,609)	2.6%	(2.6)%	0.0%
Balance as of December 31, 2011	14,899,391	79.6%	20.4%	100.0%

Note 4. Business Acquisitions

Foreland

On October 7, 2011, the Company acquired a 100% interest in Foreland (the "Foreland Acquisition"), a Japan based foreign exchange provider. The Foreland Acquisition was designed to increase the Company's profile in the Japanese market and accelerate its growth in Asia, utilizing Foreland's relationships and sales force. The Company's purchase price was $37.7 million provided in cash. The Foreland Acquisition was accounted for in accordance with FASB ASC 805, *Business Combinations.* The assets acquired and the liabilities assumed were recorded at their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures.*

The $37.7 million purchase price was allocated to Foreland assets acquired and liabilities assumed based on their estimated fair values at the acquisition date as summarized in the following table. Goodwill of $10.0 million was calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill was allocated to the Retail Trading segment based on an analysis of the fair value of assets acquired

Note 4. Business Acquisitions – (continued)

and expected future benefits of synergies created from combining Foreland's FX business with the Company's foreign exchange trading expertise, the economies of scale expected from combining the operations of the two companies and the retail relationships brought by the Foreland's management. No goodwill is expected to be deductible for federal income tax purposes.

Foreland Purchase Price Allocation

(Amounts in thousands)		
Purchase price		$37,654
Net assets acquired	$21,460	
Adjustments to reflect acquired assets and liabilities at fair value		
Customer relationships[1]	9,925	
Deferred tax liability	(3,726)	
Fair value of net assets acquired		27,659
Goodwill resulting from the Foreland acquisition		$ 9,995

(1) Consists of retail customers. The amortization life is 6 years.

The amounts included in the Foreland Purchase Price Allocation table represent the preliminary allocation of the purchase price and are subject to revision during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Adjustments, if any, to the provisional values during the measurement period will be pushed back to the date of acquisition. Comparative information for periods after acquisition but before the period in which the adjustments are identified will be adjusted to reflect the effects of the adjustments as if they were taken into account as of the acquisition date. Changes to the amounts recorded as assets and liabilities may result in a corresponding adjustment to goodwill.

Condensed Statement of Net Assets Acquired

The following condensed statement of net assets acquired reflects the amounts of Foreland net assets recognized as of October 7, 2011, with amounts in thousands:

	As of October 7, 2011
Assets	
Cash and cash equivalents	$ 29,853
Cash and cash equivalents, held for customers	172,826
Accounts receivable, net	501
Office, communication and computer equipment, net	847
Intangible assets	9,934
Other assets	1,199
Total assets	$215,160
Liabilities	
Customer account liabilities	$172,826
Accounts payable and accrued expenses	6,502
Due to brokers	4,447
Deferred tax liability	3,726
Total liabilities	187,501
Fair value of net assets acquired	$ 27,659

Note 4. Business Acquisitions – (continued)

Accounts Receivables

The fair value of net assets acquired includes accounts receivables with book value that approximates fair value. There was no reserve netted against receivables as of the Foreland Acquisition since based on current information and events, it is probable that the Company will collect all amounts due according to the contractual terms of the receivables.

FXCMJ

On March 31, 2011, the Company acquired a 100% interest in FXCMJ (the "FXCMJ Acquisition"), a Japan-based foreign exchange provider that had previously contracted to use the FXCM Japan trademark. The FXCMJ Acquisition was designed to increase the Company's profile in the Japanese market and accelerate its growth in Asia, utilizing FXCMJ's relationships and sales force. The Company's purchase price was $15.7 million provided in cash. The FXCMJ Acquisition was accounted for in accordance with FASB ASC 805, *Business Combinations.* The assets acquired and the liabilities assumed were recorded at their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures.*

The $15.7 million purchase price was allocated to FXCMJ assets acquired and liabilities assumed based on their estimated fair values at the acquisition date as summarized in the following table. Goodwill of $0.8 million was calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill was allocated to the Retail Trading segments based on an analysis of the fair value of assets acquired and expected future benefits of synergies created from combining FXCMJ's foreign exchange with the Company's foreign exchange trading expertise, the economies of scale expected from combining the operations of the two companies and the retail relationships brought by the FXCMJ's management. No goodwill is expected to be deductible for federal income tax purposes.

FXCM Japan Inc. Purchase Price Allocation

(Amounts in thousands)		
Purchase price		$15,725
Net assets acquired	$14,301	
Adjustments to reflect acquired assets and liabilities at fair value		
Customer relationships(1)	1,055	
Deferred tax liability	(397)	
Fair value of net assets acquired		14,959
Goodwill resulting from the FXCMJ acquisition		$ 766

(1) Consists of retail customers. The amortization life is 6 years.

The amounts included in the FXCM Japan Inc. Purchase Price Allocation table represent the preliminary allocation of the purchase price and are subject to revision during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Adjustments, if any, to the provisional values during the measurement period will be pushed back to the date of acquisition. Comparative information for periods after acquisition but before the period in which the adjustments are identified will be adjusted to reflect the effects of the adjustments as if they were taken into account as of the acquisition date. Changes to the amounts recorded as assets and liabilities may result in a corresponding adjustment to goodwill.

Note 4. Business Acquisitions – (continued)

Condensed Statement of Net Assets Acquired

The following condensed statement of net assets acquired reflects the amounts of FXCMJ net assets recognized as of March 31, 2011, with amounts in thousands:

	As of March 31, 2011
Assets	
Cash and cash equivalents	$ 9,827
Cash and cash equivalents, held for customers	114,024
Due from broker	3,885
Accounts receivable, net	194
Tax receivable	478
Office, communication and computer equipment, net	2,279
Intangible assets	1,064
Other assets	1,189
Total assets	$132,940
Liabilities	
Customer account liabilities	$114,023
Accounts payable and accrued expenses	3,561
Deferred tax liability	397
Total liabilities	117,981
Fair value of net assets acquired	$ 14,959

Accounts Receivables

The fair value of net assets acquired includes accounts receivables with book value that approximates fair value. There was no reserve netted against receivables since based on current information and events, it is probable that the Company will collect all amounts due according to the contractual terms of the receivables.

ODL

On the October 1, 2010, the Company acquired a 100% interest in ODL (the "ODL Acquisition"), a leading broker of FX, CFDs, spread betting, equities and equity options headquartered in the U.K. The ODL Acquisition was designed to increase the Company's profile in the U.K. market and accelerate its growth in continental Europe, utilizing ODL's relationships and sales force. As consideration, the Company provided $2.2 million in cash and issued a 5.25% equity interest in the Company to ODL's shareholders for a total purchase price of $54.6 million. The ODL Acquisition was accounted for in accordance with FASB ASC 805, Business Combinations. The assets acquired and the liabilities assumed were recorded at their fair values in accordance with ASC 820, Fair Value Measurements and Disclosures.

The $54.6 million purchase price was allocated to ODL assets acquired and liabilities assumed based on their estimated fair values at the acquisition date as summarized in the following table. Goodwill of $38.2 million was calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill was allocated to the Retail Trading and Institutional segments based on an analysis of the fair value of assets acquired and expected future benefits of synergies created from combining ODL's FX, CFDs and spread betting business with the Company's foreign exchange trading expertise, the economies of scale expected from combining the operations of the two companies and the retail and institutional relationships brought by the ODL's management. No goodwill is expected to be deductible for federal income tax purposes.

Note 4. Business Acquisitions – (continued)

ODL Purchase Price Allocation

(Amounts in thousands)		
Purchase price		$54,588
Net assets acquired	$(3,251)	
Adjustments to reflect acquired assets and liabilities at fair value		
Customer relationships(1)	19,708	
Non-compete agreements(2)	7,214	
Trade name(3)	330	
Deferred tax liability	(7,630)	
Fair value of net assets acquired		16,371
Goodwill resulting from the ODL acquisition		$38,217

(1) Consists of retail and institutional customers. The amortization lives are 6 and 9 years for retail and institutional customers, respectively.

(2) Consists of two non-compete agreements with amortization lives of 2 and 3 years.

(3) Amortization life is 1 year

The amounts included in the ODL Purchase Price Allocation table represent the preliminary allocation of the purchase price and are subject to revision during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Adjustments, if any, to the provisional values during the measurement period will be pushed back to the date of acquisition. Comparative information for periods after acquisition but before the period in which the adjustments are identified will be adjusted to reflect the effects of the adjustments as if they were taken into account as of the acquisition date. Changes to the amounts recorded as assets and liabilities may result in a corresponding adjustment to goodwill.

Condensed Statement of Net Assets Acquired

The following condensed statement of net assets acquired reflects the amounts of ODL net assets recognized as of the Acquisition Date, with amounts in thousands:

	As of October 1, 2010
Assets	
Cash and cash equivalents	$ 3,823
Cash and cash equivalents, held for customers	162,299
Accounts receivable, net	13,382
Due from brokers	2,603
Deferred tax asset	12,051
Office, communication and computer equipment, net	3,248
Intangible assets	27,252
Other assets	1,795
Total assets	$226,453
Liabilities	
Customer account liabilities	$186,749
Accounts payable and accrued expenses	14,352
Due to brokers	1,351
Deferred tax liability	7,630
Total liabilities	210,082
Fair value of net assets acquired	$ 16,371

Note 4. Business Acquisitions – (continued)

Accounts Receivables

The fair value of net assets acquired includes accounts receivables with book value that approximates fair value. There was no reserve netted against receivables as of the ODL Acquisition date since based on current information and events, it is probable that the company will collect all amounts due according to the contractual terms of the recievable.

Condensed Combined Financial Information

The following condensed financial information presents the results of operations of ODL from the Acquisition Date to December 31, 2010, with amounts in thousands:

	For the Period October 1, 2010 to December 31, 2010
Total revenues	$10,588
Net Income	$ 3,007

Pro Forma Condensed Combined Financial Information

Pro Forma condensed combined financial information for the acquisitions completed in 2011 (i.e., Foreland and FXCMJ) and 2010 (i.e., ODL) are presented as they may have appeared if all acquisitions had been completed on January 1, 2011 and 2010, with amounts in thousands:

	For the Years Ended		
	December 31, 2011	December 31, 2010	December 31, 2009
Total revenues	$437,777	$419,163	$387,216
Net Income	$ 49,707	$ 73,612	$ 60,189

These pro forma results for the years ended December 31, 2011 and 2010 primarily include adjustments for the amortization of the intangible assets acquired in the acquisitions and the related tax impact and the elimination of certain revenues and expenses resulting from transactions conducted with Foreland, FXCMJ and ODL prior to the acquisitions. As discussed in Note 1, Foreland and FXCMJ merged into FJSL on December, 15, 2011 and July 10, 2011, respectively. Consequently, it is impracticable to determine the respective total revenues and net income for the year ended December 31, 2011 since the Company does not keep separate book and records for the merged entities.

Acquisition-related Costs

For the year ended December 31, 2011, acquisition-related transaction costs for the acquisitions were $0.2 million for the acquisition of Foreland and $0.3 for the acquisition of FXCMJ. For the year ended December 31, 2010, acquisition-related costs for the ODL Acquisition were $2.0 million. Acquisition-related transaction costs are included in general and administrative expense in the consolidated statements of operations and comprehensive income.

Note 5. Customer Account Liabilities

Customer account liabilities represent balances held by the Company and margin balances arising in connection with foreign currency transactions CFDs and spread betting, including unrealized gains and losses on open FX commitments, CFDs and spread betting. Customer account liabilities were $1.0 billion and $0.6 billion as of December 31, 2011 and 2010, respectively.

Note 6. Equity Method Investment

As of December 31, 2011 and 2010, the Company had $4.6 million and $3.6 million, respectively, of equity interest in equity method investments, which consisted primarily of a 26.3% equity interest in a developer of FX trading software and 33.0% equity interest in a referring broker. Equity method investments are included in other assets in the consolidated statements of financial condition as of December 31, 2011 and 2010. Equity method investments are included in corporate for purposes of segment reporting (see Note 21).

Income recognized from equity method investments was not material for the years ended December 31, 2011, 2010 and 2009 and is included in other income in the consolidated statements of operations and comprehensive income.

There were no dividend distributions received from the FX trading software developer and the referring broker during 2011, 2010 and 2009.

Note 7. Office, Communication and Computer Equipment

Office, communication and computer equipment, including leasehold improvements, licenses, capitalized software development costs and capital leases, consisted of the following as of December 31, 2011 and 2010, with amounts in thousands:

	December 31, 2011	December 31, 2010
Computer equipment	$ 27,167	$ 20,412
Software	18,119	5,435
Leasehold improvements	7,724	4,419
Furniture and fixtures and other equipment	2,476	1,722
Licenses	17,082	8,083
Communication equipment	1,151	926
	73,719	40,997
Less: Accumulated depreciation	(34,033)	(22,288)
Office, communication and computer equipment, net	$ 39,686	$ 18,709

Depreciation is computed on a straight-line basis (see Note 2). Depreciation expense included in the consolidated statements of operations and comprehensive income was $13.1 million, $6.9 million, and $5.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Also included in depreciation expense was amortization expense of capitalized software development cost in the amount of $3.0 million, $1.7 million and nil for the years ended December 31, 2011, 2010 and 2009, respectively. The Company disposed of $1.4 million of fully depreciated assets during 2011. The amount of fixed assets disposed of by the Company for the year ended December 31, 2010 was not material.

Unamortized capitalized software development costs were $13.5 million and $3.7 million as of December 31, 2011 and 2010, respectively.

Note 8. Goodwill

The following table presents the changes in goodwill by segment during the year ended December 31, 2011, with amounts in thousands:

	Retail Trading	Institutional Trading	Total
Balance at December 31, 2010	$27,105	$10,832	$37,937
Goodwill acquired	10,761	—	10,761
Foreign currency translation adjustment	(54)	(39)	(93)
Balance at December 31, 2011	$37,812	$10,793	$48,605

Note 9. Other Intangible Assets, net

The Company's acquired intangible assets consisted of the following as of December 31, 2011 and 2010, with amounts in thousands:

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets						
Customer relationships	$32,144	$(4,628)	$27,516	$21,547	$(2,443)	$19,104
Non-compete agreements	7,214	(3,290)	3,924	7,214	(644)	6,570
Trade name	338	(338)	—	330	(83)	247
Foreign currency translation adjustment	(230)	230	—	(199)	—	(199)
Total finite-lived intangible assets	$39,466	$(8,025)	$31,441	$28,892	$(3,170)	$25,722
Indefinite-lived intangible assets						
License	610	—	610	600	—	600
Exchange membership seat	—	—	—	150	—	150
Total indefinite-lived intangible assets	$ 610	$ —	$ 610	$ 750	$ —	$ 750

Customer relationships, non-compete agreements and trade name are amortized on a straight-line basis over 2 to 9 years, 2 to 3 years and 1 year, respectively and approximates the weighted average useful lives. Indefinite-lived assets are not amortized (see Note 2). Amortization expense included in the consolidated statements of operations and comprehensive income was $6.9 million and $2.4 million for the years ended December 31, 2011 and 2010, respectively. Amortization expense was $0.8 million for the year ended December 31, 2009 as the customer relationships were purchased in December of that year. Estimated future amortization expense for acquired intangible assets outstanding as of December 31, 2011 is as follows, with amounts in thousands:

Year Ending December 31,	Estimated Amortization Expense
2012	$ 7,802
2013	6,760
2014	5,118
2015	4,837
2016	4,215
Thereafter	2,709
	$31,441

Note 10. Other Assets

Other assets were comprised of the following as of December 31, 2011 and 2010, with amounts in thousands:

	December 31, 2011	December 31, 2010
Prepaid expenses	$10,305	$ 5,714
Equity method investments	4,639	3,632
Employee advances	532	2,144
Deposits	3,728	504
Other	14	375
	$19,218	$12,369

Note 11. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses were comprised of the following as of December 31, 2011 and 2010, with amounts in thousands:

	December 31, 2011	December 31, 2010
Operating expenses payable	$19,273	$14,466
Bonus payable	12,412	9,187
Commissions payable	8,576	8,918
IPO related costs payable	—	1,556
Regulatory fees payable	—	1,514
Acquisitions cash consideration	2,342	1,432
Due to members	3,707	—
Deferred rent	2,290	—
Income taxes payable	8,123	397
	$56,723	$37,470

Note 12. Earnings per Share

Basic earnings per share ("EPS") measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the treasury stock method in accordance with ASC 260, *Earnings Per Share,* to determine the dilutive potential of stock options and Class B common stock that are exchangeable into the Company's Class A common stock.

In accordance with ASC 260, all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common stockholders and are therefore participating securities. The shares of Class B common stock do not share in the earnings of the Company and are therefore not participating securities. Accordingly, basic and diluted net earnings per share of Class B common stock have not been presented. Further, EPS for the periods prior to the IPO is not presented since the Company was not a public company and did not have any participating securities.

For 2011 and 2010, an aggregate of 8,817,890 and 8,127,890 stock options granted to certain employees, non-employees and members of the board of directors, respectively, were not included in the computation of earnings per common share because they were antidilutive under the treasury method.

Note 12. Earnings per Share – (continued)

Additionally, as discussed in Note 1, Holdings existing owners also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, from and after the first anniversary of the date of the closing of the IPO, (subject to the terms of the exchange agreement as described therein) to exchange their Holding Units for shares of the Corporation's Class A common stock on a one-for-one basis at fair value, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These shares were also excluded from the computation of earnings per common shares because they were antidilutive under the treasury method.

The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS calculations, with amounts in thousands except per share data:

	January 1, 2011 Through December 31, 2011	December 7, 2010 through December 31, 2010
Basic and diluted net income per share:		
Numerator		
Net income available to holders of Class A common stock	$12,736	$ 146
Earnings allocated to participating securities	—	—
Earnings available for common stockholders	$12,736	$ 146
Denominator for basic net income per share of Class A common stock		
Weighted average shares of Class A common stock	16,567	17,319
Add dilutive effect of the following:		
Stock options	—	—
Assumed conversion of Holding Units for Class A common stock	—	—
Dilutive weighted average shares of Class A common stock	16,567	17,319
Basic income per share of Class A common stock	$ 0.77	$ 0.01
Diluted income per share of Class A common stock	$ 0.77	$ 0.01

Note 13. Related Party Transactions

The Company has advanced funds to several employees. As of December 31, 2011 and 2010, the outstanding balance was $0.5 million and $2.1 million, respectively, and is included in other assets in the consolidated statements of financial condition.

Customer account liabilities include balances for employees and shareholders with greater than a 5% ownership in the Company. As of December 31, 2011, and 2010, employees account liabilities totaled $0.3 million and $3.0 million, respectively and are included the consolidated statements of financial condition as customer account liabilities. Account liabilities of shareholders with a greater than 5% ownership in the Company, was $2.5 million and $10.8 as of December 31, 2011 and 2010, respectively and are included the consolidated statements of financial condition as customer account liabilities.

Pursuant to an agreement with a former employee the Company incurred compensation expense in connection with the IPO in the amount of $5.7 million for the year ended December 31, 2010. This amount is included in the consolidated statements of operations and comprehensive income as compensation and benefits.

Note 13. Related Party Transactions – (continued)

UK is party to an arrangement with Global Finance Company (Cayman) Limited, ("Global Finance"), and Master Capital Group, S.A.L. ("Master Capital"). A shareholder with greater than a 5% ownership of the Company beneficially owns more than 90% of the equity of Global Finance and Master Capital. Pursuant to such arrangement, Global Finance and Master Capital are permitted to use the brand name "FXCM" and our technology platform to act as our local presence in certain countries in the Middle East and North Africa ("MENA"). UK collects and remits to Global Finance and Master Capital fees and commissions charged by Global Finance and Master Capital to customers in MENA countries. For the years ended December 31, 2011, 2010 and 2009, these fees and commissions were approximately $3.5 million, $1.8 million and $0.3 million, respectively and are included in the consolidated statements of operations and comprehensive income as referring broker fees. The Company expects to enter into a definitive agreement in the near future.

In June 2011, US entered into an agreement with certain founding members of Holdings, whereby, these members reimburse US for amounts related to National Futures Association ("NFA") and Commodity Futures Trading Commission ("CFTC") matters, up to $16.3 million. Refer to Notes 2 and 18 for further details.

Exchange Agreement

Prior to the completion of the IPO, the LLC Agreement was restated among other things, to modify its capital structure by reclassifying the interests held by its existing owners (i.e. the owners of Holdings prior to the IPO) into a single new class of units ("Holding Units"), Holdings existing owners also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, from and after the first anniversary of the date of the closing of the IPO (subject to the terms of the exchange agreement as described therein), to exchange their Holding Units for shares of the Corporation's Class A Common Stock on a one-for-one basis at fair value, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Payments under Tax Receivable Agreement

As discussed in Note 1, the Corporation entered into a tax receivable agreement with the Holdings members that will provide for the payment by FXCM Inc. to the Holdings members an amount equal to 85% of the amount of the benefits, if any, that FXCM Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of Holdings on the date of the IPO, (ii) increases in tax basis associated with the election effected under Section 754 of the Code, and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable Agreement. The aggregate payments under the tax receivable agreement were $70.9 million and $74.2 million as of December 31, 2011 and 2010, respectively.

Note 14. Stock-Based Compensation

The Company has a long term incentive plan (the "LTIP") that provides for the grant of stock options to purchase shares of its Class A common stock to its employees ("Employee Stock Options") and the independent board of directors ("Independent Directors Options") (collectively, the "Stock Options"). The Employee Stock Options have a contractual term of seven years and a four-year graded vesting schedule. The Independent Directors Options also have a seven-year contractual term but cliff vest on the first anniversary after the grant date. As of December 31, 2011, the weighted average exercise price of the Stock Options was $13.74. Under the terms of the LTIP, the Company may issue new shares or treasury shares upon share option exercise.

Note 14. Stock-Based Compensation – (continued)

The following table summarizes the Company's stock options activity under the LTIP for the years ended December 31, 2011 and 2010:

	Stock Options Outstanding	
	Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of January 1, 2010	—	$ —
Granted[1]	8,127,890	14.00
Exercised	—	—
Forfeited or expired	—	—
Outstanding as of December 31, 2010	8,127,890	$14.00
Granted	690,000	10.73
Exercised	—	—
Forfeited or expired	(219,750)	14.00
Outstanding as of December 31, 2011	8,598,140	$13.74

(1) Reflects stock options granted on December 1, 2010 at the time of the IPO

The following table summarizes the Company's stock option activity as of December 31, 2011 and changes to the year then ended:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2011	8,127,890	$14.00	—
Granted	690,000	10.73	—
Exercised	—	—	—
Forfeited or expired	(219,750)	14.00	—
Outstanding as of December 31, 2011	8,598,140	$13.74	2.9
Vested or expected to vest at December 31, 2011	8,025,927	$13.75	2.9
Exercisable as of December 31, 2011	2,041,453	$14.00	2.8

The weighted-average grant date fair value of options granted during the years 2011 and 2010 was $4.26 and $5.26. The weighted average does not apply to the year ended December 31, 2009 since the Stock Options were not awarded during that period.

As of December 31, 2011 the weighted average period over which compensation cost on non-vested Stock Options is expected to be recognized is 2.9 years and the unrecognized expense is $31.1 million. The fair value of the shares vested under the LTIP during the year ended December 31, 2011 was $10.7 million. The fair value of the shares vested under the LTIP was nil during the year ended December 31, 2010 since the shares were granted on December 1, 2010 and will vest on the first anniversary after the grant date.

Stock-based compensation before income taxes included in compensation and benefits in the consolidated statements of operations and comprehensive income was $9.1 million for the year ended December 31, 2011 and $0.7 million for the year ended December 31, 2010, for the Employee Stock Options. Stock-based compensation before income taxes included in compensation and benefits in the consolidated statements of operations and comprehensive income was $0.4 million for the year ended December 31, 2011 and was not material for the year ended December 31, 2010, for the Independent Directors Options. The Company did not

Note 14. Stock-Based Compensation – (continued)

record compensation expense for the year ended December 31, 2009 since the Stock Options were not awarded during that period. The total compensation cost capitalized and included in office, communication and computer equipment, net in the consolidated statements of financial condition was $1.1 million for the year ended December 31, 2011 and was not material for the year ended December 31, 2010. The Company did not record any capitalized compensation cost for the year ended December 31, 2009 since the Stock Options were not awarded during that period.

In arriving at stock-based compensation expense, the Company estimates the number of stock-based awards that will be forfeited due to employee turnover. The Company's forfeiture assumption is based primarily on its turn-over historical experience. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the Company's financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to expense recognized in the Company's financial statements. The expense the Company recognizes in future periods will be affected by changes in the estimated forfeiture rate and may differ significantly from amounts recognized in the current period.

The Company did not have any cash proceeds or income tax benefits realized from the exercise of Stock Options for the year ended December 31, 2011 and 2010, nor for the year ended December 31, 2009 since it did not have any stock based compensation during that period.

Valuation Assumptions

Calculating the fair value of employee stock options requires estimates and significant judgment. The Company uses the Black-Scholes option pricing model to estimate the fair value of its employee stock options, consistent with the provisions of ASC 718. The fair value of the Stock Options grant is estimated on the date of the grant using the Black-Scholes option pricing model, and is not remeasured as a result of subsequent stock price fluctuations. Options granted to the Company's independent directors are considered options granted to employees under ASC 718 as defined therein.

Assumptions used in the Black Scholes valuation model were as follows:

	Employee Stock Options			Independent Directors Options		
	For the Year Ended			For the Year Ended		
	2011	2010	2009	2011	2010	2009
Expected term in years	4.75	4.75	—	—	4.0	—
Risk-free interest rate	0.96%	1.57%	—	—	1.28%	—
Expected volatility	56.00%	50.00%	—	—	50.00%	—
Dividend yield	2.24%	1.86%	—	—	1.86%	—
Estimated fair value at grant date	$ 4.26	$ 5.26	—	—	$ 4.88	—

Expected term for the Employee Stock Options and the Independent Directors Options is based on the simplified method outlined in Staff Accounting Bulletin No. 107, *Valuation of Share-Based Arrangements for Public Companies* ("SAB 107") and Staff Accounting Bulletin No. 110 ("SAB 110"), *Use of a Simplified Method in Developing an Estimate of Expected Term of "Plain Vanilla" Share Options.* In accordance with SAB 107 and SAB 110, options are considered to be exercised halfway between the average vesting date and the contractual term of each option grant. The simplified method is applicable for "plain-vanilla" stock options, as defined in SAB 107, only if the Company does not have sufficient historical data upon which to estimate an expected term. Given that the Company's stock has been publically traded for less than two years, the Company believes that the simplified method is an applicable methodology to estimate the expected term of the options as of the grant date.

Note 14. Stock-Based Compensation – (continued)

The risk free interest rates for the Employee Stock Options and the Independent Directors Options are based on U.S. treasury instruments whose terms are consistent with the expected lives of the Stock Options.

Expected volatility is based on a weighing of the historical and implied volatilities of the Company and for a set of public guideline companies deemed comparable to it. The guideline companies selected operate in a similar industry, pursue similar market opportunities, and are subject to similar risks of the Company. Changes in the subjective assumptions required in the valuation models may significantly affect the estimated value of the Company's Stock Options, the related stock-based compensation expense and, consequently, its results of operations and comprehensive income.

The dividend yield is determined based on the Company's expected dividend payouts.

Note 15. Stockholders' Equity

Refer to the description of the Reorganization and IPO as described in Note 1 for further information regarding the current capital structure of the Company.

The Company's authorized capital stock consists of 3,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share, and 300,000,000 shares of preferred stock, par value $.01 per share.

Class A Common Stock Repurchase Program

On May 17, 2011 the Company's Board of Directors approved the repurchase of up to $30.0 million of its Class A common stock (the "Stock Repurchase Program"). On October 17, 2011, the board of directors approved a $20.0 million increase in the Stock Repurchase Program for an aggregate of $50.0 million (see Note 22). Purchases under the Stock Repurchase Program may be made from time to time in the open market and in privately negotiated transactions. Under the Stock Repurchase Program, there is no expiration date or other restrictions limiting the period over which the Company can make its share repurchase. The Stock Repurchase Program will expire only when and if the Company has repurchased $50.0 million of its shares under this program. Under the Stock Repurchase Program, repurchased shares are retired and returned to unissued stock. The size and timing of these purchases are based on a number of factors, including price, business and market conditions.

During the year ended December 31, 2011, the Company repurchased and retired 2,419,609 shares of its class A common stock, at an average price of $10.89 per share, for approximately $26.4 million pursuant to the trading program under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The following table presents the changes in the Company's Class A common stock shares outstanding during the year ended December 31, 2011, with amounts in thousands:

Class A Common Stock	As of December 31, 2011
Balance at December 31, 2010	17,319
Issued	—
Repurchased	(2,420)
Balance at December 31, 2011	14,899

As of December 31, 2011, there were no changes to the capital structure of Class B common stock issued and held from December 31, 2010. Therefore, as of December 31, 2011, there were 100 shares of Class B common stock issued and held by the members of Holdings.

Note 15. Stockholders' Equity – (continued)

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Class A Common Stock

Holders of shares of the Company's Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class A common stock are entitled to receive dividends when and if declared by the Company's board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon dissolution or liquidation or the sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A common stock will be entitled to receive pro rata the Company's remaining assets available for distribution. Holders of shares of Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Each holder of the Company's Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit in Holdings held by such holder. The unitholders of Holdings collectively have a number of votes in FXCM Inc. that is equal to the aggregate number of Holdings Units that they hold. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or dissolution of FXCM Inc.

Note 16. Employee Benefit Plan

The Company maintains a defined contribution employee profit-sharing and savings 401(k) plan for all eligible full time employees. The Company was not required to and made no contributions to the plan for the years ended December 31, 2011, 2010 and 2009.

Note 17. Net Capital Requirements

US, registered as a futures commission merchant and a retail foreign exchange dealer with the CFTC and the NFA, is subject to the NFA's net capital requirements for forex dealing members. Since the agency model (see Note 1) is not used for all customer transactions, US is required to maintain "adjusted net capital" equal to or in excess of $20 million plus 5% of all liabilities owed to customers exceeding $10 million. Adjusted net capital and the level of notional values under these transactions change from day to day.

HK, organized in Hong Kong, is a licensed leveraged foreign exchange trading company with the Securities and Futures Commission ("SFC") and is subject to required minimum liquid capital financial requirements.

UK, organized in the U.K., is a registered securities and futures firm with the Financial Services Authority ("FSA"). UK is regulated by the FSA and is subject to minimum capital requirements.

ODL and FSL are organized in the U.K. and are regulated by the FSA. ODL is a registered consolidated group company. FSL is a registered broker dealers. ODL and FSL are subject to minimum capital requirements. ODL JL, a registered broker dealer organized in Japan, was regulated by the FSA of Japan and was subject to minimum capital requirements. As ODL JL was merged into FJSL in July 2011, the Company did not have any capital requirements for this entity as of September 30, 2011. FJSL, a registered broker dealer organized in Japan, is regulated by the FSA of Japan and is subject to minimum capital requirements. As ODL was acquired by the Company on October 1, 2010, the Company did not have any capital requirements for these entities prior to the acquisition.

Note 17. Net Capital Requirements – (continued)

Canada, organized in Nova Scotia, was registered as an exchange contracts dealer with the British Columbia Securities Commission ("BCSC"). Canada ceased operations in October 2009 and deregistered with the BCSC with the ultimate objective of dissolution. Canada was subject to BCSC minimum financial requirements or "risk adjusted capital" as of December 31, 2010. Canada received final deregistration approval in January 2011 and therefore did not have net capital requirements as of December 31, 2011.

Australia, organized in New Zealand, is a registered exchange contract dealer with the Australia Securities & Investments Commission ("ASIC") and is subject to ASIC minimum financial requirements or "adjusted surplus liquid funds."

The minimum capital requirements of the above entities may effectively restrict the payment of cash distributions to members.

The tables below present the capital, as defined by the respective regulatory authority, the minimum capital requirement and the excess capital for US, HK, UK, Canada, Australia, ODL, FSL, ODL JL and FXCMJ as of December 31, 2011 and 2010, with amounts in millions:

	December 31, 2011						
	US	HK	UK	Australia	ODL	FSL	FXCMJ
Capital	$27.1	$17.4	$40.3	$4.3	$38.2	$24.4	$33.6
Minimum capital requirement	26.7	5.5	12.7	1.3	10.2	5.2	9.5
Excess capital	$ 0.4	$11.9	$27.6	$3.0	$28.0	$19.2	$24.1

	December 31, 2010							
	US	HK	UK	Canada	Australia	ODL	FSL	ODL JL
Capital	$89.4	$16.1	$28.4	$1.0	$3.1	$6.1	$15.4	$2.0
Minimum capital requirement	26.5	5.1	8.9	0.1	0.1	5.5	5.5	1.0
Excess capital	$62.9	$11.0	$19.5	$0.9	$3.0	$0.6	$ 9.9	$1.0

Note 18. Commitments and Contingencies

Operating Lease Commitments

The Company leases office space and equipment under operating leases. Some of the lease agreements contain renewal options ranging from 3 to 15 years at prevailing market rates. The lease for the office facilities is subject to escalation factors primarily related to property taxes and building operating expenses. Future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows as of December 31, 2011, with amounts in thousands:

Year Ending December 31,	As of December 31, 2011
2012	$ 6,713
2013	5,339
2014	4,326
2015	3,237
2016	2,465
Thereafter	27,014
	$49,094

Note 18. Commitments and Contingencies – (continued)

The aggregate rental expense for operating leases charged to operations, included in general and administrative expense in the consolidated statements of operations and comprehensive income, for the years ended December 31, 2011, 2010 and 2009, was $8.9 million, $4.6 million and $2.9 million, respectively. These amounts are net of sublease income. Sublease income included in the future minimum lease payments for the year ended December 31, 2011 is not material. For the year ended December 31, 2010 and 2009 the sublease commitment was $0.3 million and $0.6 million, respectively.

Capital Lease Commitments

The Company leases office equipment under capital leases. Interest paid as part of our capital lease obligation was not material for the years ended December 31, 2011, 2010, and 2009. The capital leases expire in 2013. Future minimum lease payments for capital leases are not material for the years 2011 to 2015.

Litigation

In the ordinary course of business, we may from time to time be involved in litigation and claims incidental to the conduct of our business, including intellectual property claims. In addition, our business is also subject to extensive regulation, which may result in regulatory proceedings against us. We have been named in various arbitration and civil litigation cases brought by customers seeking damages for trading losses. Management has investigated these matters and believes that such cases are without merit and is defending them vigorously. However, the arbitrations and litigations are presently in various stages of the judicial process and no judgment can be made regarding the ultimate outcome of the arbitrators' and/or court's decisions.

In June 2010, Forex Capital Markets, LLC ("FXCM US") was contacted by the NFA requesting information regarding trade execution activities. In November 2010, FXCM US was additionally contacted by the CFTC for similar information. In August 2011, FXCM US entered into a settlement with the NFA. The settlement terms principally pertain to FXCM US's practice concerning the execution of price improvements in its trading execution system prior to August 2010. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations to pay a fine of $2 million to the NFA and to provide restitution to the affected clients.

In October 2011, FXCM US entered into a settlement with the CFTC. The settlement principally addresses allegations regarding FXCM US's failure to monitor and maintain its trading systems prior to August 2010. Under the terms of the settlement, FXCM US agreed, without admitting or denying any of the allegations to pay a fine of $6 million to the CFTC and to provide restitution to the affected clients.

We incurred costs of approximately $16.3 million relating to these matters which is included in general and administrative in the consolidated statement of operations and comprehensive income. Additionally, in June 2011, FXCM US entered into an agreement with certain founding members of Holdings, whereby these members would reimburse FXCM US for the amounts related to the NFA and CFTC matters, up to $16.0 million, plus additional amounts, as approved by such founding members. Consequently, there was no impact to the Corporation's net income for the year ended December 31, 2011, as the expense was allocated to the respective founding members for such expense as permitted under the terms of the LLC Agreement. Accordingly, $16.3 million of additional capital was provided by the respective founding members.

On October 25, 2011, the Trustee in bankruptcy, representing three debtors, Certified, Inc., Global Bullion Trading Group, Inc., and WJS Funding, Inc., filed an adversary complaint in the United States Bankruptcy Court for the Southern District of Florida against Forex Capital Markets LLC, ODL Securities, Inc., and ODL Securities, Ltd. ("Defendants"). Before the Defendants filed any response, the Trustee amended the Complaint to add ODL Group Limited, FXCM Securities, LLC, FXCM Securities Limited, FXCM, Inc., and FXCM Holdings, LLC as Defendants. The Amended Complaint asserts claims under the Federal Bankruptcy Code to recover allegedly preferential and fraudulent transfers to the Defendants, under the Racketeer Influenced and

Note 18. Commitments and Contingencies – (continued)

Corrupt Organizations Act ("RICO"), 18 U.S.C §1961 et seq., as well as the common law. The Amended Complaint seeks an unspecified amount of compensatory and punitive damages, interests, and costs. The Defendants have filed motions to dismiss the Amended Complaint in its entirety. While those motions to dismiss were pending, the Trustee advised Defendants that he intends to seek leave to file a Second Amended Complaint. To date, the Defendants have not received a copy of the proposed Second Amended Complaint.

For the adversary complaint disclosed above for which a loss is more than remote but less than likely, whether in excess of an accrued liability or where there is no accrued liability, the Company has estimated a range of possible loss. The Company believes the estimate of the aggregate range of possible loss in excess of accrued liabilities for such matters is between $0.0 million and $1.0 million as of December 31, 2011. The estimated aggregate range of possible loss is subject to significant judgment and a variety of assumptions. The matters represented in the estimated aggregate range of possible loss will change from time to time and actual results may vary significantly from the current estimate.

In view of the inherent difficulty of predicting the outcome of litigation and claims, the Company often cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be. An adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

Guarantees

At the inception of guarantees, if any, the Company will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Company did not have any such guarantees in place as of December 31, 2011 and 2010.

Credit Agreement

In December 2011, the Company entered into a three year credit agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for a revolving credit line of up to $75.0 million. Under certain circumstances, the credit line may be increased during the term of the Credit Agreement by up to $75 million thereby increasing the aggregate amount of the credit facility up to a maximum of $150.0 million. The Credit Agreement is guaranteed by certain subsidiaries of the Company and is secured by a pledge of all of the equity interests in certain of the Company's domestic subsidiaries and 65% of the voting equity interests in certain of its foreign subsidiaries.

The interest rates applicable to loans under the Credit Agreement are generally based on either the Base Rate or the Eurodollar Rate, plus, in each case, an applicable margin as described below. The Base Rate means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate, as defined in the Credit Agreement, plus 0.5%, (b) the rate of interest in effect for such day as publicly announced from time to time by the administrative agent as its prime rate, and (c) the Eurodollar Rate plus 1.00%. The Eurodollar Rate means, generally, for an interest Period, as that term is defined in the Credit Agreement, with respect to a Eurodollar Rate Loan, the rate per annum equal to (i) the British Bankers Association LIBOR Rate, or (ii) if such rate is not available, the rate per annum determined by the administrative agent. In addition, the Company must pay an annual commitment fee ranging from 0.25% to 0.40% on the undrawn commitments under the Credit Agreement. The Company did not incur any interest expense nor commitment fee for the year ended December 31, 2011 since there was no outstanding amount under the Credit Agreement. The Company recorded $0.8 million of debt financing costs for the year ended December 31, 2011. This cost, which was capitalized, is included in other assets in the consolidated statements of financial condition and is being amortized over the life of the Credit Agreement. Amortized debt finance cost included in general and administrative expense in the consolidated statements of operations and comprehensive income was not material for the year ended December 31, 2011. The Company did not record debt finance amortization cost for the years ended December 31, 2010 and 2009 since the Credit Agreement was not in existence during those periods.

Pursuant to covenants in the Credit Agreement, the Company is required to maintain: excess net capital amount of 125% of adjusted net capital required to be maintain as of the last day of any fiscal quarter for US and UK (see Note 17), Consolidated Interest Coverage Ratio and Consolidated Leverage Ratio, as defined therein, of 4:00 to 1:00 and 2:00 to 1:00, respectively, as of the last day of any fiscal quarter and Net Unhedged Exposure, as defined therein, of less than 10% of total assets of the Company and its subsidiaries. In addition, the Credit Agreement contains certain customary covenants as well as certain customary events of default.

The Credit Agreement will expire on December 19, 2014, unless earlier terminated.

If total borrowings outstanding exceeds the aggregate revolving commitments then in effect, the Company is required to immediately repay the revolving loans in an aggregate amount equal to such excess. As of December 31, 2011, the Company was not subject to such repayment requirements.

Note 19. Income Taxes

Income from continuing operations before income taxes, as shown in the accompanying consolidated statements of income, includes the following income / (loss) components, with amounts in thousands:

	Year Ended December 31,		
	2011	2010	2009
Domestic	29,035	92,724	116,199
Foreign	40,562	11,586	12,846
	69,597	104,310	129,045

The provision for income taxes consists of the following, with amounts in thousands:

	Year Ended December 31,		
	2011	2010	2009
Current			
Federal income tax	238	—	—
State and local income tax	1,384	588	840
Foreign income tax	9,268	2,585	8,973
Subtotal	10,890	3,173	9,813
Deferred			
Federal income tax	7,578	(12)	—
State and local income tax	(1,802)	19	240
Foreign income tax	(5,850)	969	—
Subtotal	(74)	976	240
Total provision for taxes	10,816	4,149	10,053

During 2011, the company determined that its applicable U.S. federal tax rate will be 34%. The decrease in the rate from 35% to 34% resulted in a reduction in the 2011 current tax provision and an increase in the 2011 deferred tax provision with a corresponding reduction of $3.8 million in deferred tax asset in consolidated statements of financial condition.

Note 19. Income Taxes – (continued)

The following table reconciles the provision for taxes to the U.S. federal statutory tax rate:

	Year Ended December 31,		
	2011	2010	2009
Statutory U.S. federal income tax rate	34.0%	35.0%	35.0%
Income passed through to non-controlling members	(13.0)	(35.0)	(35.0)
State and local income taxes	2.1	0.6	1.1
Foreign income taxes	(0.2)	3.4	9.3
Release of valuation allowance	(11.8)	—	—
Foreign tax credit valuation allowance	0.8	—	—
Impact of rate change on deferred tax assets	4.0	—	—
Other	(0.4)	—	—
Effective tax rate	15.5%	4.0%	10.4%

The Company's effective tax rate includes a rate benefit attributable to the fact that the Company's subsidiary operates as a limited liability company which is not subject to federal or state income tax. Accordingly, a portion of the Company's earnings attributable to the non-controlling interest are not subject to corporate level taxes. During 2011, the Company's effective tax rate increased primarily as a result of (i) a shift from taxation as primarily a partnership to a portion being taxed as a corporation for U.S. tax purposes at a substantially higher rate, (ii) an increase in the amount of the income passed through to non-controlling members, (iii) a shift in business to the U.K. (iv) a revaluation of the Company's deferred tax assets attributable to a decrease in the Company's statutory rate offset by (v) the release of a valuation allowance associated with the Company's deferred tax assets.

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A summary of the tax effects of the temporary differences is as follows, with amounts in thousands:

	Year Ended December 31,	
	2011	2010
Deferred tax assets		
Equity based compensation	206	9
Deferred revenue	—	83
Investment in partnership	79,353	87,336
Fixed assets	4,052	4,219
Tax loss carryforwards	7,602	6,030
Tax credit carryforward/foreign sub income	878	—
Japan software	4,045	—
Other	280	55
Gross deferred tax assets	96,416	97,732
Less: valuation allowance	(878)	—
Net deferred tax asset	95,538	97,732
Deferred tax liabilities		
Fixed assets	54	26
Intangible assets	8,873	7,159
Software development cost	116	21
Other	242	408
Gross deferred tax liabilities	9,285	7,614
Net deferred tax asset	86,253	90,118

Note 19. Income Taxes – (continued)

The decrease in deferred tax assets was primarily driven by a reduction in the Company's tax basis in a partnership interest and by a reduction in the Company's U.S. federal statutory tax rate.

Management assesses available positive and negative evidence to estimate if it is more-likely-than-not to use certain jurisdiction-based deferred tax assets including certain tax credits and net operating loss carryovers. On the basis of this assessment, a valuation allowance of $0.9 million has been recorded as of December 31, 2011.

The Company has foreign net operating loss carryforwards of $12.2 million and $13.1 million from Japan and United Kingdom, respectively. The Japanese net operating loss carryforwards may be carried forward for nine years, while the United Kingdom net operating loss has an indefinite life. The tax credit carryforward includes foreign tax credits that may be carried forward for a period of 10 years and unincorporated business tax credits that may be carried forward for an indefinite period.

We do not provide for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. That excess totaled $19.7 million as of December 31, 2011.

Taxes payable as of December 31, 2011 and December 31, 2010 were $8.1 million and $0.4 million, respectively and are included in accounts payable and accrued expenses in the consolidated statements of financial condition (see note 11). Taxes receivable as of December 31, 2011 and December 31, 2010 were $2 million and $1.6 million respectively.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits, with amounts in thousands:

	2011	2010	2009
Unrecognized tax benefits - January 1	$ —	$ —	$ —
Gross increases – tax positions in prior period	44	—	—
Gross decreases – tax positions in prior period	—	—	—
Gross increases – tax positions in current period	179	—	—
Settlement	—	—	—
Lapse of statute of limitations	—	—	—
Unrecognized tax benefits – December 31	$ 223	$ —	$ —

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations and comprehensive income. Accrued interest and penalties are included within the related tax liability line in the consolidated statement of financial condition.

Related to the unrecognized tax benefits noted above, the Company accrued penalties and interest of immaterial amounts during 2011. The Company accrued penalties and interest of nil for the year of 2010 and 2009.

The Company does not believe that it will have a material increase in its unrecognized tax benefits during the coming year.

Note 19. Income Taxes – (continued)

The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2011, the Company's tax years for 2008, 2009, and 2010 are subject to examination by the tax authorities. With a few exceptions, as of December 31, 2011, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2008.

Note 20. Foreign Currencies and Concentrations of Credit Risk

As a riskless principal under the agency model, the Company accepts and clears foreign exchange spot contracts for the accounts of its customers (see Note 2). These activities may expose the Company to off-balance-sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In connection with these activities, the Company executes and clears customers' transactions involving the sale of foreign currency not yet purchased, substantially all of which are transacted on a margin basis subject to internal policies. Such transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event that a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation.

The Company controls such risks associated with its customer activities by requiring customers to maintain margin collateral, in the form of cash, in compliance with various internal guidelines. The Company's trading software technology monitors margin levels on a real time basis and, pursuant to such guidelines, requires customers to deposit additional cash collateral, or to reduce positions, if necessary. The system is designed to ensure that any breach in a customer's margin requirement as a result of losses on the trading account will automatically trigger a final liquidation, which will execute the closing of all positions. Exposure to credit risk is therefore minimal. Institutional customers are permitted credit pursuant to limits set by the Company's prime brokers. The prime brokers incur the credit risk relating to the trading activities of these customers in accordance with the respective agreements between such brokers and the Company.

The Company is engaged in various trading activities with counterparties which include brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to: (i) perform credit reviews and due diligence prior to conducting business with counterparties; (ii) set exposure limits and monitor exposure against such limits; and (iii) periodically review, as necessary, the credit standing of counterparties using multiple sources of information. The Company's due from brokers balance included in the consolidated statements of financial condition was $1.3 million and not material as of December 31, 2011 and 2010, respectively. As of December 31, 2011, 72.7% of the Company's due from broker balance, included on the consolidated statements of financial condition, was from one large financial institution. As of December 31, 2010, 50.8% of the Company's due from brokers balance, included in the consolidated statements of financial condition, was from one large, global financial institution. Three banks held more than 10.0% each of the Company's total cash and cash equivalents and cash and cash equivalents, held for customers as of December 31, 2011. Three banks held more than 10.0% each of the Company's total cash and cash equivalents and cash and cash equivalents, held for customers as of December 31, 2010.

Note 21. Segments

ASC 280 *Segments Reporting,* establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's operations relate to foreign exchange trading and related services and operate in two segments — retail and institutional, with different target markets and are covered by a separate sales force, customer support and trading platforms. The Company's segments are organized around three geographic areas. These geographic areas are the United States, Asia and Europe and are based on the location of its customers' accounts.

Retail Trading

The Company operates its retail business whereby it acts as an agent between retail customers and a collection of large global banks and financial institutions by making foreign currency markets for customers trading in foreign exchange spot markets through its Retail Trading business segment. In addition, the Retail Trading business segment includes the Company's white label relationships CFDs, payments for order flow and rollovers.

Institutional Trading

Institutional Trading facilitates spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro Division of US. This service allows customers to obtain the best execution price from external banks and financial institutions.

Information concerning the Company's operations by reportable segment is as follows, with amounts in thousands:

	As of and For the Year Ended December 31, 2011			
	Retail Trading	Institutional Trading	Corporate	Total
Total revenues	$ 383,685	$28,908	$ 3,314	$ 415,907
Operating expenses	220,963	14,763	110,584	346,310
Income (loss) before income taxes	$ 162,722	$14,145	$(107,270)	$ 69,597
Assets	$1,361,577	9,534	116,022	$1,487,133

	As of and For the Year Ended December 31, 2010			
	Retail Trading	Institutional Trading	Corporate	Total
Total revenues	$ 332,444	$27,833	$ —	$ 360,277
Operating expenses	167,723	18,931	69,313	255,967
Income (loss) before income taxes	$ 164,721	$ 8,902	$(69,313)	$ 104,310
Assets	$1,018,344	18,192	11,256	$1,047,793

	As of and For the Year Ended December 31, 2009			
	Retail Trading	Institutional Trading	Corporate	Total
Total revenues	$301,623	$21,107	$ —	$322,730
Operating expenses	151,853	13,092	60,772	225,717
Income (loss) before income taxes	$149,770	$ 8,015	$(60,772)	$ 97,013
Assets	$499,296	2,827	15,813	$517,936

Note 21. Segments – (continued)

	Years Ended December 31,		
	2011	2010	2009
Total Revenues			
United States	$ 329,377	$334,268	$322,848
Asia	28,071	10,043	13,196
Europe, Middle East and North Africa	165,298	105,835	38,118
Other	5,098	4,388	3,526
Eliminations	(111,937)	(94,257)	(54,958)
Total	$ 415,907	$360,277	$322,730

	Years Ended December 31,		
	2011	2010	2009
Operating Expenses			
United States	$ 299,852	$241,396	$258,466
Asia	24,285	8,752	7,626
Europe, Middle East and North Africa	130,479	97,175	11,779
Other	3,631	2,901	947
Eliminations	(111,937)	(94,257)	(53,101)
Total	$ 346,310	$255,967	$225,717

	Years Ended December 31,		
	2011	2010	2009
Income (Loss) Before Income Taxes			
United States	$29,525	$ 92,872	$64,380
Asia	3,787	1,291	5,570
Europe, Middle East and North Africa	34,819	8,660	26,339
Other	1,466	1,487	2,580
Eliminations	—	—	(1,856)
Total	$69,597	$104,310	$97,013

Note 22. Subsequent Events

The Company has evaluated subsequent events after the date of the financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statements. Such evaluation was performed through the report date of the financial statements.

In February 2012, the Company entered into a white label arrangement to provide platform, back office and other trade execution services to E*Trade Financial.

Subsequent to December 31, 2011 and through March 15, 2012, certain members of Holdings exchanged 5.2 million of their Holding Units, on a one-for-one basis, for shares of the Company's Class A common stock under an exchange agreement.

As of March 15, 2011, Company had an outstanding balance of $50.0 million under the Credit Agreement.

The Company declared a quarterly dividend of $0.06 per share on its outstanding Class A common stock. The dividend is payable on April 30, 2012 to Class A stockholders of record at the close of business on April 19, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York.

FXCM INC.

Date: March 15, 2012

By: /s/ Dror (Drew) Niv
Name: Dror (Drew) Niv
Title: Chief Executive Officer

POWER OF ATTORNEY

Each of the officers and directors of FXCM Inc., whose signature appears below, in so signing, also makes, constitutes and appoints each of Dror (Drew) Niv, Robert Lande, and David S. Sassoon, and each of them, his true and lawful attorneys-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to this Annual Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dror (Drew) Niv Dror (Drew) Niv	Director and Chief Executive Officer (principal executive officer)	March 15, 2012
/s/ David Sakhai David Sakhai	Director and Chief Operating Officer	March 15, 2012
/s/ William Adhout William Ahdout	Director	March 15, 2012
/s/ Kenneth Grossman Kenneth Grossman	Director	March 15, 2012
/s/ Eduard Yusupov Eduard Yusupov	Director	March 15, 2012
/s/ Robert Lande Robert Lande	Chief Financial Officer (principal financial and accounting officer)	March 15, 2012
/s/ James Brown James Brown	Director	March 15, 2012
/s/ Ryan Silverman Ryan Silverman	Director	March 15, 2012
/s/ Arthur Gruen Arthur Gruen	Director	March 15, 2012
/s/ Robin E. Davis Robin E. Davis	Director	March 15, 2012
/s/ Perry G. Fish Perry G. Fish	Director	March 15, 2012
/s/ Eric LeGoff Eric LeGoff	Director	March 15, 2012

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and should not be relied upon for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

3.1	Amended and Restated Certificate of Incorporation of FXCM Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by FXCM Inc. on September 3, 2010 (File No. 333-169234)).
3.2	Amended and Restated Bylaws of FXCM Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010 (File No. 333-169234)).
10.1	Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC, dated as of December 1, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).
10.2	Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of Holdings Units from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).
10.3	Tax Receivable Agreement, dated as of December 1, 2010, by and among FXCM Inc., FXCM Holdings, LLC and the TRA Parties from time to time party thereto (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).
10.4	Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the Covered Persons from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).
10.5	FXCM Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010 (File No. 333-169234)).†
10.6	Form of Annual Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010 (File No. 333-169234)).†
10.7	Offer Letter of Robert Lande (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010 (File No. 333-169234)).†
10.8	Share Purchase Agreement among the sellers of ODL Group Limited and FXCM Holdings, LLC (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form S-1 filed by FXCM Inc. on November 2, 2010 (File No. 333-169234)).
10.8.1	Closing Agreement among the sellers of ODL Group Limited and FXCM Holdings, LLC (incorporated by reference to Exhibit 10.8.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010 (File No. 333-169234)).
10.8.2	Post Closing Agreement No. 1 among the sellers of ODL Group Limited, Blue FX Holdings Corporation, Cowley Corporation, FXCM Holdings, LLC and FXCM Inc. (incorporated by reference to Exhibit 10.8.2 to Amendment No. 3 to the Registration Statement on Form S-1 filed by FXCM Inc. on November 15, 2010 (File No. 333-169234)).
10.9	Form of Option Award Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 filed by FXCM Inc. on November 2, 2010 (File No. 333-169234)).†

10.10	Severance Protection Agreement between Dror (Drew) Niv and FXCM Holdings, LLC, dated as of December 1, 2010 (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).†
10.11	Severance Protection Agreement between David Sakhai and FXCM Holdings, LLC, dated as of December 1, 2010 (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).†
10.12	2010 White Label Agreement by and between Forex Capital Markets Limited, Global Finance Company and Master Capital Group (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Registration Statement on Form S-1 filed by FXCM Inc. on November 15, 2010 (File No. 333-169234)).
10.13	Form of Option Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Registration Statement on Form S-1 filed by FXCM Inc. on November 15, 2010 (File No. 333-169234)).†
10.14	Credit Agreement, dated December 19, 2011 by and among FXCM Holdings LLC, Bank of America, N.A., as Administrative Agent and lender who are parties thereto. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by FXCM Inc. on December 20, 2011 (File No. 001-34986))
16.1	Letter from McGladrey & Pullen, LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Registration Statement on Form S-1 filed by FXCM Inc. on September 3, 2010 (File No. 333-169234)).
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP as to FXCM Inc.*
24.1	Power of Attorney (included on signature page to this Report on Form 10-K)*
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**(1)
32.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**(1)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Document
101.LAB	XBRL Taxonomy Extension Labels Document
101.PRE	XBRL Taxonomy Extension Presentation Document
101.DEF	XBRL Taxonomy Extension Definition Document

---

* Filed herewith

** Furnished herewith

(1) *This exhibit should not be deemed to be "filed" for purposes of Section 18 of the Exchange Act.*

† Indicates a management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3/A No. 333-178455) of FXCM Inc. for the registration of 57,981,000 shares of Class A common stock, and

(2) Registration Statement (Form S-8 No. 333-170905) pertaining to the Long Term Incentive Plan of FXCM Inc.;

of our reports dated March 15, 2012, with respect to the consolidated financial statements of FXCM Inc. and the effectiveness of internal control over financial reporting of FXCM Inc. included in this Annual Report (Form 10-K) of FXCM Inc. for the year ended December 31, 2011.

/s/ Ernst & Young LLP
New York, New York
March 15, 2012

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Dror (Drew) Niv, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of FXCM Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)] that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Dror (Drew) Niv

Dror (Drew) Niv
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Robert Lande, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of FXCM Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Robert Lande

Robert Lande
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2011 of FXCM Inc. (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dror (Drew) Niv, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

/s/ Dror (Drew) Niv
Dror (Drew) Niv
Chief Executive Officer
(Principal Executive Officer)

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* The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

Certification of the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2011 of FXCM Inc. (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Lande, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

/s/ Robert Lande
Robert Lande
Chief Financial Officer
(Principal Financial Officer)

* The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Performance Graph

The following Stock Performance Graph and related table set forth information comparing the cumulative total return on our Class A common stock from December 2, 2010 (the closing market price at the end of the first date of our Class A common stock began publicly trading) through December 31, 2011 (the last day of our 2011 fiscal year), with the cumulative total return for the same period of (i) the Russell 2000 Stock Index; and (ii) stock comprising an industry peer group, in each case assuming an initial investment of $100 and full dividend reinvestment. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
2-Dec
15-Dec
31-Dec
31-Mar
30-Jun
30-Sep
31-Dec
FXCM
Russell 2000
Peer Group

INDEX	12/2/2010	12/15/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
FXCM	$100.00	$82.87	$86.47	$85.40	$65.40	$92.93	$65.00
Russell 2000	$100.00	$103.39	$105.45	$113.51	$111.34	$86.68	$99.70
Peer Group	$100.00	$101.00	$104.69	$104.15	$94.60	$70.71	$71.56

The Peer Group is comprised of the following companies having similar operations:

TD Ameritrade Financial Corporation

The Charles Schwab Corporation

E*TRADE Financial Corporation

Gain Capital Holdings, Inc.

Board of Directors & Executive Officers

Dror (Drew) Niv
Chief Executive Officer and Chairman of the Board

David Sakhai
Chief Operating Officer, Director

William Ahdout
Chief Dealer, Director

Kenneth Grossman
Director

Eduard Yusupov
Global Head of Dealing, Director

Robert Lande
Chief Financial Officer

David Sassoon
General Counsel and Secretary

James Sanders
Chief Compliance Officer

Ornit Niv
Head of Sales and Customer Service

Andreas Putz
Managing Director, FXCM Pro

Brendan Callan
President, European Operations

Evan Milazzo
Vice President, Technology

James Brown
Independent Director, Founder and Managing Partner of Long Ridge Equity Partners; Managing Director of TH Lee Putnam Ventures

Robin Davis
Independent Director, Managing Director and Head of Hedge Fund Service Sales for ConceptONE, a division of Sanders Morris Harris Inc.

Perry Fish
Independent Director, Founding Partner of the Law Offices of Perry Gary Fish and Counsel at Berman, Schulman & Levine LLP

Arthur Gruen
Independent Director, Commercial Controller of Hudson Energy Services, LLC

Eric LeGoff
Independent Director, Co-Founder, President and Director of Evermore Global Advisors, LLC

Ryan Silverman
Independent Director, CEO of MSR Solutions, Inc., a financial consulting firm

Corporate Headquarters
55 Water Street, 50th Floor
New York, NY 10004
Tel: (212) 897-7660
www.fxcm.com

Exchange
New York Stock Exchange

Ticker Symbol
FXCM

Incorporation
Delaware

Fiscal Year End
December 31st

Independent Registered Public Accountant Firm
Ernst & Young LLP

Transfer Agent, Dividend Paying Agent and Registrar
American Stock Transfer & Trust Company LLC
6201 15th Avenue
Brooklyn, NY 11219

Investor Relations
InvestorRelations@fxcm.com
Tel.: (646) 432-2986